EXHIBIT 99.1

IMPORTANT NOTICE

The Board of Directors, the Supervisory Committee, Directors, Supervisors and senior management of the Company warrant that there are no material omissions from, or misrepresentations or misleading statements contained in this report, and severally and jointly accept full responsibility for the authenticity, accuracy and completeness of the information contained in this report.

All Directors of the Company attended the meeting of the Board of Directors of the Company.

PricewaterhouseCoopers have provided standardized and unqualified audit opinions for the financial statements for 2007 of the Company.

Mr. He Yuhua, Chairman of the Board of Directors of the Company, Mr. Yang Yipang, Managing Director, Mr. Yao Xiaocong, Chief Accountant hereby declare that the authenticity and completeness of the financial statements contained in the annual report are warranted.

CONTENTS
Basic Information of the Company                              2
Accounting Data and Business Indicators                       7
Changes in Capital and Shareholders' Information              8
Directors, Supervisors, Senior Management
 and Employees                                               16
Corporate Governance Report                                  27
Brief of Shareholders' General Meetings                      35
Management's Discussion and Analysis                         37
Report of Directors                                          49
Report of the Supervisory Committee                          57
Matters of Importance                                        59
Auditor's Report                                             67
Consolidated Balance Sheet                                   69
Balance Sheet                                                70
Consolidated Income Statement                                71
Statement of Changes in Equity                               72
Consolidated Cash Flow Statement                             73
Notes to the Financial Statements                            74
Documents Available for Inspection                          144

BASIC INFORMATION OF THE COMPANY

A.   BASIC INFORMATION

1.   Registered name of the Company:
     (CHINESE CHARACTERS)
     English name of the Company:
     Guangshen Railway Company Limited

2.   Legal representative: He Yuhua

3.   Company Secretary: Guo Xiangdong
     Tel:      (86)755-25587920 or
               (86)755-25588146
     Fax:      (86-755) 25591480
     Email:    ir@gsrc.com
     Address:  No. 1052, Heping Road Shenzhen,
               Guangdong Province The People's
               Republic of China

4.   Registered address of the Company:
     No. 1052, Heping Road Shenzhen
     Guangdong Province
     The People's Republic of China
     Postcode: 518010
     Company web site: www.gsrc.com
     Company email: ir@gsrc.com

5.   Newspapers for information disclosing of the Company:
     China Securities Journal, Securities Times,
     Shanghai Securities News

     Web site of annual report:
     http://www.sse.com.cn
     http://www.hkex.com.hk
     http://www.gsrc.com

     Annual reports of the Company reserved at:
     Guangshen Railway Company Limited
     No. 1052, Heping Road Shenzhen
     Guangdong Province
     The People's Republic of China

6.   Information on listing:
     A Share       : Shanghai Stock Exchange
     Abbreviation  : GSRC
     Share Code    : 601333
     H Shares      : The Stock Exchange of Hong Kong Limited
     Abbreviation  : GSRC
     Share Code    : 0525
     ADSs          : The New York Stock Exchange, Inc.
     Ticker Symbol : GSH

7.   Other relevant information:
     First registered date of the Company:
     March 6th, 1996
     First registered address of the Company:
     Heping Road, Shenzhen, Guangdong Province
     Register number of Business License of Enterprise
     Legal Person: 4403011022106
     Tax register number of the Company:
     440300192411663
     Company Code: 19241166-3

8.   PRC auditors:
     Deloitte Touche Tohmatsu CPA Ltd.
     30th Floor, Bund Centre,
     No. 222 Yanan East Road,
     Shanghai
     The People's Republic of China

     International auditors:
     PricewaterhouseCoopers
     22nd Floor, Prince's Building
     Central
     Hong Kong

     Legal adviser as to PRC law:
     Haiwen & Partners
     21st Floor
     Beijing Silver Tower
     No. 2 Dong San Huan North Road
     Chao Yang District
     Beijing
     The People's Republic of China

     Legal adviser as to Hong Kong law:
     Norton Rose Hong Kong
     38th Floor, Jardine House
     1 Connaught Place
     Central
     Hong Kong

     Legal adviser as to United States law:
     Shearman & Sterling LLP
     12th Floor
     Gloucester Tower
     The Landmark
     1 Pedder Street
     Central
     Hong Kong

     PRC share registrar:
     China Securities Depository and
     Clearing Corporation Limited Shanghai Branch
     No. 166, Lujiazui Road
     New district Pudong Shanghai,
     The People's Republic of China

     Hong Kong share registrar:
     Hong Kong Registrars Limited
     Rooms 1712-16
     17th Floor
     Hopewell Centre
     183 Queen's Road East
     Wan Chai
     Hong Kong

     Depositary:
     JPMorgan Chase Bank, N.A.
     13th Floor, No. 4 New York Plaza
     New York
     USA

     Principal banker:
     China Construction Bank Shenzhen Branch
     Jiabin Rd Sub-branch
     1st to 4th Floors
     Jinwei Building
     Jiabin Road
     Shenzhen
     The People's Republic of China

B.   COMPANY PROFILE

     On March 6, 1996, Guangshen Railway Company Limited (the "Company") was registered and established in Shenzhen, the People's Republic of China (the "PRC") in accordance with the Company Law of the PRC.

     In May 1996, the H shares ("H Shares", share code: 0525) and American Depositary Shares ("ADSs", ticker symbol: GSH) issued by the Company were listed on the Stock Exchange of Hong Kong Limited (the "Hong Kong Exchange") and the New York Stock Exchange, Inc. ("NYSE"), respectively. In December 2006, the A shares ("A Shares", share code: 601333) issued by the Company were listed on the Shanghai Stock Exchange. The Company is currently the only PRC railway enterprise with its shares listed in Shanghai, Hong Kong and New York.

     The Company is mainly engaged in passenger and freight transportation businesses on the Shenzhen-Guangzhou-Pingshi Railway and certain long-distance passenger transportation services. The Company also cooperates with MTR Corporation Limited ("MTR") in operating the Hong Kong Through Train passenger and freight services. The Company provides integrated services relating to railway facilities and technology. The Company is also engaged in commercial trading and other businesses that are consistent with its overall business strategy.

     The Shenzhen-Guangzhou-Pingshi Railway, which is operated solely and independently by the Company, is 481.2 kilometres long. It runs vertically through the whole Guangdong Province. Guangzhou-Pingshi railway is the Southern part of Beijing-Guangzhou railway, which is the aortic connecting the Northern railway and the Southern railway of China. Guangzhou --Shenzhen railway is strategically located and links with major railway networks in China, including the Beijing-Guangzhou, Beijing-Kowloon, Sanshui-Maoming, Pinghu-Nantou, and Pinghu-Yantian lines, as well as to the Kowloon-Canton Railway in Hong Kong. It is an important component of the transportation network of the southern China, as well as the only railway channel linking Hong Kong with inland China. The Guangzhou-Shenzhen railway is currently one of the most modern railways in the PRC, as well as the first wholly-fenced railway with four parallel lines in the PRC that allows the passenger trains and the freight trains to run on separate lines.

     Passenger transportation is the principal business of the Company. As of December 31, 2007, the Company operated 195 pairs of passenger trains in accordance with its daily train schedule, including 80 pairs of inter-city high-speed passenger trains between Guangzhou and Shenzhen, 13 pairs of Hong Kong Through Trains, and 102 pairs of long-distance passenger trains. With the Company's effort to promote the development of high-speed passenger trains, domestically manufactured electric train sets with a speed of 200KM per hour named "Concord" ("CRH") transported most of passengers between Guangzhou and Shenzhen. One pair of CRHs between Guangzhou and Shenzhen are dispatched every 15 minutes on average during peak hours, and the "As-frequent-as-buses" inter-city operation has basically taken shape.

     Freight transportation is one important business of the Company. The Company's railways are closely linked with neighbouring ports, logistic bases, building materials markets, large factories and mines and the Company has also built partnerships with them on business. The Company is well-equipped with various freight facilities and can efficiently transport full load cargo, single load cargo, containers, bulky and overweight cargo, dangerous cargo, fresh and live cargo, and oversized cargo. The Company enjoys competitive advantages in transporting freight for medium to long distances in the PRC.

     In 2007, the Company has finalized the acquisition of the operating assets of Guangzhou-Pingshi Railway, which is the southernmost section of Beijing-Guangzhou line. The operation of the Company has expanded from a regional railway to national trunk line networks. The service territory of the passenger and freight transportation businesses, the operating scale and room for the development of passenger and freight transportation businesses are all significantly enlarged, and the competitive competence and overall operating efficiency of the Company will also be greatly improved. With the continuous and stable increase of the economy of China, the instant innovation and development of railways, the strengthen of economic cooperation within the Pan Pearl River Delta, as well as the daily increasing economic cooperation among inland, Hong Kong and Macau, the Company will have more promising development prospects.

ACCOUNTING DATA AND BUSINESS INDICATORS



(unit: RMB thousand)

                                   2007           2006           2005           2004           2003


Total revenues               10,508,504      3,594,474      3,276,928      3,038,149      2,468,182

Total operating expenses     (8,793,112)    (2,693,918)    (2,529,731)    (2,369,428)    (1,866,921)

Profit form operations        1,765,208        965,204        798,825        716,914        648,602

Profit before tax             1,668,551        920,928        756,138        703,659        643,626

Profit after tax              1,436,202        771,773        645,962        599,504        544,550

Minority interests                4,787            260           (998)           746             32

Profit attributable to
 shareholders                 1,431,415        771,513        646,960        600,250        544,582

Basic earnings per
 share (RMB)                       0.20           0.17           0.15           0.14           0.13

Earnings per ADS (RMB)            10.10           8.73           7.46           6.93           6.28
                             ==========     ==========     ==========     ==========     ==========




                                                     AS AT DECEMBER 31

                                   2007           2006           2005           2004           2003


Total assets                 26,713,264     24,139,331     11,683,057     10,362,851     10,119,613

Total liabilities             5,531,794      3,919,401      1,838,224        812,239        699,237

Minority interests               55,709         50,922         48,757         51,612         52,358

Net assets                   21,125,761     20,169,008      9,796,076      9,499,000      9,368,018

Net assets per share (RMB)         2.98           2.85           2.26           2.19           2.16
                             ==========     ==========     ==========     ==========     ==========


CHANGES IN CAPITAL AND SHAREHOLDERS' INFORMATION

A.   CHANGES IN CAPITAL

     1.   TABLES ABOUT CHANGES IN CAPITAL

          (1) On March 22, 2007, 550,100,000 Off-Line Offering shares of the Company's IPO on the PRC domestic market, which are with restrictions on sales, have been listed for trading on Shanghai Stock Exchange. On December 24, 2007, 930,844,000 shares with restrictions on sales placed to strategic investors in the Company's IPO of A shares became tradable on the Shanghai Stock Exchange. The number of RMB-denominated ordinary shares, ie A shares, without restrictions on sales increased by 1,480,944,000 in total.


                                         BEFORE CHANGE                  INCREASE/DECEASE (+, -)
                                                                                                  OTHERS
                                                                                            (SHARES WITH
                                                                                 TRANSFER   RESTRICTIONS
                                                                               RESERVE TO       ON SALES
                                                                       STOCK       COMMON         BECAME
                                  AMOUNTS       %   NEW ISSUE   DISTRIBUTION       SHARES      TRADABLE)

1. SHARES WITH RESTRICTIONS
   ON SALES
   (1) State-owned legal
       person                   2,904,250   41.0%          --             --           --             --
   (2) Other domestic
       shareholders
       including:
       Domestic legal
       person                   1,480,944   20.9%          --             --           --     -1,480,944
2. SHARES WITHOUT
   RESTRICTIONS ON SALES
   (1) A shares                 1,267,043   17.9%          --             --           --     +1,480,944
   (2) H shares                 1,431,300   20.2%          --             --           --             --
3. TOTAL SHARES                 7,083,537    100%          --             --           --             --

                                              Unit: thousand shares
                                           AFTER CHANGE




                                 SUBTOTAL      AMOUNTS   PERCENTAGE

1. SHARES WITH RESTRICTIONS
   ON SALES
   (1) State-owned legal
       person                          --   2,904,250         41.0%
   (2) Other domestic
       shareholders
       including:
       Domestic legal
       person                  -1,480,944           0             0
2. SHARES WITHOUT
   RESTRICTIONS ON SALES
   (1) A shares                +1,480,944   2,747,987         38.8%
   (2) H shares                        --   1,431,300         20.2%
3. TOTAL SHARES                        --   7,083,537          100%

(2)  CHANGES ON SHARES WITH RESTRICTIONS ON SALES


                                                                                                               Unit: thousand shares

                                                                                      SHARES WITH
                                   SHARES WITH  SHARES RELIEVED     SHARES ADDED  RESTRICTIONS ON                            DATE OF
                               RESTRICTIONS ON  RESTRICTIONS ON  RESTRICTIONS ON      SALES AS AT       REASONS FOR        RELIEVING
                                   SALES AS AT     SALES DURING     SALES DURING     DECEMBER 31,    RESTRICTION ON  RESTRICTIONS ON
NAME OF SHAREHOLDERS           JANUARY 1, 2007             2007             2007             2007             SALES            SALES

Guangzhou Railway (Group)                                                                                               December 22,
 Company                             2,904,250                0                0        2,904,250               IPO             2009

Off-Line Offering
 Shareholders of the                                                                                                       March 22,
 Company's IPO (note)                  550,100          550,100                0                0               IPO             2007

A-share strategic investors
 of the Company's                                                                                                       December 24,
 IPO (note)                            930,844          930,844                0                0               IPO             2007

Total                                4,385,194        1,480,944                0        2,904,250

     Note: Names of Off-Line Offering Shareholders and A-share strategic investors of the Company's IPO were recorded at the Announcement About A share pricing, off-line offering result and on-line lot winning rate of Guangshen Railway Company Limited's IPO, which was published at China Securities Journal, Shanghai Securities News and Securities Times on December 18, 2006 and the website www.sse.com.cn of Shanghai Stock Exchange.

2.   INFORMATION ABOUT STOCK ISSUING AND LISTING

     (1)  STOCK ISSUING DURING THE THREE YEARS ENDED DECEMBER 31, 2007

          Upon the approval of the China Securities Regulatory Commission, on December 22, 2006, the Company issued 2,747,987,000 A shares in its IPO to public at a price of RMB3.76 per share, which raised about RMB10.3 billion. Each share has a par value of RMB1.00. Among the A shares, 1,267,043,000 shares without restrictions on sales have been listed for trading on Shanghai Stock Exchange on December 22, 2006. However, 550,100,000 shares and 930,844,000 shares with restrictions on sales have been listed for trading on Shanghai Stock Exchange on March 22, 2007 and on December 22, 2007, separately. The abbreviation of the Company is GSRC and the Share Code is 601333.

          The total share capital of the Company after the A Share issue is RMB7,083,537,000.

     (2) TOTAL NUMBER OF SHARES AND CAPITAL STRUCTURE OF THE COMPANY DURING THE PERIOD OF THIS REPORT ARE AS FOLLOWS:


                                                                           Unit: thousand shares

                           AMOUNT OF                                   AMOUNT OF
                        SHARES AS AT      PERCENTAGE                SHARES AS AT      PERCENTAGE
                          JANUARY 1,    IN THE TOTAL    INCREASE/       DECEMBER    IN THE TOTAL
CLASSES OF SHARES               2007         CAPITAL     DECREASE       31, 2007         CAPITAL

A shares with
 restrictions on sales     4,385,194           61.9%   -1,480,944      2,904,250           41.0%

A shares without
 restrictions on sales     1,267,043           17.9%   +1,480,944      2,747,987           38.8%

H share                    1,431,300           20.2%            0      1,431,300           20.2%

Total                      7,083,537            100%           --      7,083,537            100%

     (3)  THE COMPANY HAS NOT ISSUED ANY STAFF SHARES.

B.   SHAREHOLDERS' INFORMATION

     1. As of the end of the reported period, according to the stock ledgers provided by China Securities Depository & Clearing Corp. Ltd. Shanghai Branch and Hong Kong Registrars Limited, the total number of shareholders, the top ten shareholders and the top ten shareholders holding shares without restrictions on sales of the Company were as follows:

                                                                                                             Unit: Share

TOTAL NUMBER OF        558,315, including 557,977 shareholders of A Shares and shareholders 338 shareholders of H Shares
 SHAREHOLDERS
TOP TEN SHAREHOLDERS


                                                                                NUMBER OF SHARES     NUMBER OF SHARES
                              NATURE OF       OWNERSHIP    TOTAL NUMBER OF     WITH RESTRICTIONS         IN PLEDGE OR
NAME OF SHAREHOLDER         SHAREHOLDER      PERCENTAGE        SHARES HELD         ON SALES HELD               FROZEN
Guangzhou Railway
 (Group) Company            State-owned          41.00%      2,904,250,000         2,904,250,000                 none
HKSCC NOMINEES
 LIMITED (note)          Foreign-funded         19.79%       1,402,004,331                    --              unknown
China Life Insurance
 Company Limited-
 Traditional-ordinary
 insurance products-
 005L-CT001 Shanghai              Other           1.16%         82,387,000                    --              unknown
Tai Kang Life-
 universal-individual
 dividend                         Other           1.01%         71,722,000                    --              unknown
CPIC life-dividend-
 individual dividend              Other           0.96%         67,787,000                    --              unknown
New China Life-
 universal exultant
 financing-018L-WN001
 Shanghai                         Other           0.75%         53,191,400                    --              unknown
China Shipbuilding
 Industry Corporation
 Finance                    State-owned           0.75%         53,191,000                    --              unknown
Baosteel Group
 Company Ltd.                     State           0.75%         53,191,000                    --              unknown
Taiyuan Iron & Steel
 (Group) Company Ltd.             State           0.72%         50,776,147                    --              unknown
China National Offshore
 Oil Corporation                  State           0.57%         40,191,000                    --              unknown

TOP TEN SHAREHOLDERS HOLDING SHARES WITHOUT RESTRICTIONS ON SALES

                                         NUMBER OF SHARES
                                     WITHOUT RESTRICTIONS
NAME OF SHAREHOLDER                              ON SALES       CLASS OF SHARES
HKSCC NOMINEES LIMITED (note)               1,402,004,331              H Shares
China Life Insurance Company
 Limited-Traditional-ordinary
 insurance products-005L-CT001
 Shanghai                                      82,387,000              A Shares
Tai Kang Life-universal-
 individual dividend                           71,722,000              A Shares
CPIC life-dividend-individual
 dividend                                      67,787,000              A Shares
New China Life-universal
 exultant financing-018L-WN001
 Shanghai                                      53,191,400              A Shares
Baosteel Group Company Ltd.                    53,191,000              A Shares
China Shipbuilding Industry
 Corporation Finance                           53,191,000              A Shares
Taiyuan Iron & Steel (Group)
 Company Ltd.                                  50,776,147              A Shares
China National Offshore Oil
 Corporation                                   40,191,000              A Shares
Ping An Life Insurance Company
 of China, Ltd.-dividend-
 individual dividend                           39,893,500              A Shares

Statement regarding connectedness    The Company is unaware whether the above
 or unanimity of the above            shareholders are connected or unanimous as
 shareholders                         defined in Administration of Disclosure of
                                      Information on the Change of Shareholdings
                                      in Listed Companies Procedures.

Note: 1,402,004,331 H Shares, which is 97.95% of the total H shares issued by the company, held by HKSCC NOMINEES LIMITED is held on behalf of various customers.

     2. THE NUMBER OF SHARES WITH RESTRICTIONS ON SALES HELD BY SHAREHOLDERS AND RESTRICTIONS ON SALES

                                                                                                               Unit: Share
NAME OF SHAREHOLDER        NUMBER OF SHARES        TIME FOR          NUMBER OF
OF SHARES WITH            WITH RESTRICTIONS         LISTING         ADDITIONAL
RESTRICTIONS ON SALES         ON SALES HELD         TRADING    TRADABLE SHARES                       RESTRICTIONS ON SALES
Guangzhou Railway             2,904,250,000    December 22,      2,904,250,000         36 months after the date of A Share
 (Group) Company                                       2009                           issue, the holder shall not transfer
                                                                                    or entrust others to manage the shares
                                                                                         of the issuer held, nor shall the
                                                                                                 issuer acquire the shares

          As of December 31, 2007, Guangzhou Railway (Group) Company ("GRGC") had complied with its promise to lock its shares for 36 months since December 22, 2006.

     3. So far as the Directors, Supervisors and other senior management are aware, as at December 31, 2007, the interests and short positions of the persons, other than Directors, Supervisors and other senior management of the Company, in the shares and underlying shares of the Company as recorded in the register required to be kept under section 336 of the Hong Kong Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) were as follows:

                                                                                        PERCENTAGE OF     PERCENTAGE
                           CLASS OF           NUMBER OF                                      CLASS OF       OF TOTAL
NAME OF SHAREHOLDER        SHARES           SHARES HELD     CAPACITY                           SHARES        CAPITAL
Guangzhou Railway
 (Group) Company           A shares    2,904,250,000(L)     Beneficial owner                   51.38%         41.00%
                                           3,822,000(L)     Beneficial owner                    0.27%          0.05%
                                             428,000(S)                                         0.03%         0.006%
JPMorgan Chase & Co.       H shares      183,656,200(P)     Custodian --                       12.83%          2.59%
                                                             incorporated/
                                                             approved person
T. Rowe Price
 Associates, Inc.
 And Its Affiliates        H shares      173,044,000(L)     Investment manager                 12.09%          2.44%
Northern Trust
 Fiduciary Services
 (Ireland) Limited         H shares      117,042,000(L)     trustee (except bare                8.18%          1.65%
Baring Asset Management                                      trustee)
 Limited                   H shares      115,244,000(L)     Investment manager                  8.05%          1.63%
UBS AG                     H shares       57,943,246(L)     Beneficial owner                    4.05%          0.82%
                                           1,860,000(S)                                         0.13%          0.03%
                                          47,532,000(S)     Guarantees of rights                3.32%          0.67%
                                                             and interests
                                         32,098,250 (L)     Interest of controlled              2.24%          0.45%
                                                             corporation
                                          29,088,600(S)                                         2.03%          0.41%
Sumitomo Life Insurance
 Company                   H shares       86,838,000(L)     Interest of controlled              6.07%          1.23%
                                                             corporation
Sumitomo Mitsui Asset
 Management Company,
 Limited                   H shares       86,838,000(L)     Investment manager                  6.07%          1.23%
Barclays Global
 Investors UK
 Holdings Limited          H shares       85,999,345(L)     Interest of controlled              6.01%          1.21%
                                                             corporation
                                          73,656,000(S)                                         5.15%          1.04%
Barclays PLC               H shares       85,999,345(L)     Interest of controlled              6.01%          1.21%
                                                             corporation
                                          73,656,000(S)                                         5.15%          1.04%

          Note:

          1. It was showed in the table of stock interests on November 29, 2006 that Sumitomo Life Insurance Company owned 35% shares of Sumitomo Mitsui Asset Management Company, Limited. According to the Securities and Futures Ordinance, Sumitomo Life Insurance Company was deemed to hold the share interests of Sumitomo Mitsui Asset Management Company, Limited.

          2. It was showed in the table of stock interests on December 24, 2007 that Barclays PLC owned 92.3% shares of Barclays Global Investors UK Holdings Limited. According to the Securities and Futures Ordinance, Barclays PLC was deemed to hold the share interests of Barclays Global Investors UK Holdings Limited.

          3. The letter "L" denotes a long position; "S" denotes a short position; and "P" denotes lending pool.

     4.   INFORMATION ABOUT THE BIGGEST SHAREHOLDER OF THE COMPANY

          During the period of this report, there is no change in the biggest shareholder of the Company. Its basic information is as the follows:

          Name                       Guangzhou Railway (Group) Company

          Legal representative       He Yuhua

          Date of establish          February 8, 1993

          Registered capital         RMB44,132,890,000

          Business scope             Organizing railway transportation, science
                                     and other operations on industry

          The relationship table between the Company and its biggest shareholder:

----------------------------------------             ---------------------------------------

   Guangzhou Railway (Group) Company         41%        Guangshen Railway Company Limited
                                           ------>
----------------------------------------             ---------------------------------------

     5. INFORMATION ABOUT OTHER LEGAL PERSONS HOLDING MORE THAN 10% (INCLUDE 10%) SHARES OF THE COMPANY

          As of the end of the reported period, according to the stock ledgers provided by China Securities Depository & Clearing Corp. Ltd. Shanghai Branch and Hong Kong Registrars Limited, there is no single shareholder that holds 10% or more than 10% shares of the Company's total listing capital, except for the biggest shareholder.

     6.   PUBILC FLOAT

          As of the end of the reported period, the Company is in compliance with the Stock Listing Rules of the Shanghai Stock Exchange and Listing Rules of the Hong Kong Exchange as regard to sufficiency of public float.

C.   PRE-EMPTIVE RIGHT

     There is no provision regarding pre-emptive right under the Articles of Association and the laws of the PRC.

D.   PURCHASE, SALE OR REDEMPTION OF SHARES

     During the year ended December 31, 2007, there was no purchase, sale or redemption by the Company, or any of its subsidiaries, of the shares of the Company.

DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT AND EMPLOYEES

A.   DETAILS OF THE DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

     1. AS AT APRIL 23, 2008, DETAILS OF THE DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT OF THE COMPANY ARE AS FOLLOWS:

                                                                                 PERIOD OF
NAME                       POSITION                          GENDER      AGE     ENGAGEMENT
He Yuhua                   Chairman of the Board              Male        54     2007.06-2008.06
Yang Yiping                Director and General Manager       Male        58     2006.06-2008.06
Cao Jianguo                Director                           Male        49     2006.06-2008.06
Wu Houhui                  Director                           Male        59     2005.05-2008.06
Wen Weiming                Director                           Male        45     2005.05-2008.06
Yang Jinzhong              Director                           Male        56     2005.05-2008.06
*Chang Loong Cheong        Independent Director               Male        62     2005.05-2008.06
*Deborah Kong              Independent Director              Female       48     2005.05-2008.06
*Wilton Chau Chi Wai       Independent Director               Male        46     2005.05-2008.06
Yao Muming                 Chairman of the Supervisory        Male        54     2005.05-2008.06
                            Committee
Chen Ruixing               Supervisor                         Male        46     2006.06-2008.06
Li Jin                     Supervisor                        Female       50     2006.06-2008.06
Li Zhiming                 Supervisor                         Male        46     2005.05-2008.06
Chen Yunzhong              Supervisor                         Male        55     2005.05-2008.06
Huang Lika                 Employee Supervisor                Male        51     2008.04-2011.06
Liu Xilin                  Employee Supervisor                Male        51     2008.04-2011.06
Wu Weimin                  Deputy General Manager             Male        50     Since 2004.01
Wang Jianping              Deputy General Manager             Male        44     Since 2008.04
Yao Xiaocong               Chief Accountant                   Male        54     Since 2004.08
Guo Xiangdong              Company Secretary                  Male        42     Since 2004.01
Luo Jiancheng              General Manager Assistant          Male        35     Since 2006.01

Note:

1. The termination of the engagement shall be on the day when the relevant resolutions were approved at the general meeting at which new directors and new supervisors (exclude employee supervisor) are elected.

2. In the period of this report, none of the directors, supervisors or other senior management held or dealt in the shares of the Company.

3. As of the end of the reported period, none of the directors, supervisors or senior management held the Company's option and was given any shares with restrictions on sales.

     2. THE MAIN ENGAGEMENTS OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT IN THE SHAREHOLDER

                                                                                    PERIOD OF
NAME              NAME OF SHAREHOLDER     POSITION                                  ENGAGEMENT
He Yuhua          Guangzhou railway       Chairman of the Board and secretary       Since 2007.05
                   (Group) Company         of the Party committee
Cao Jianguo       Guangzhou railway       Deputy General Manager                    Since 2006.03
                   (Group) Company
Wu Houhui         Guangzhou railway       Chief Economist                           Since 2003.07
                   (Group) Company
Wen Weiming       Guangzhou railway       Deputy Chief Accountant                   Since 2003.09
                   (Group) Company
Yao Muming        Guangzhou railway       Deputy secretary of the Party             Since 2003.07
                   (Group) Company         committee and chairman of the
                                           supervisory committee
Chen Ruixing      Guangzhou railway       the secretary of the Party Committee      Since 2007.10
                   (Group) Company         of the Diversified Business
                                           Operating Center
Li Jin            Guangzhou railway       chief of Division of Planning and         Since 2005.01
                   (Group) Company         Statistics
Li Zhiming        Guangzhou railway       chief of the audit department             Since 2005.04
                   (Group) Company

          Details of other engagements of directors, supervisors and senior management are set out in "C. Profile of directors, supervisors and senior management" of this chapter.

B.   CHANGES ABOUT DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

     1. On June 28, 2007, resolutions were passed at the AGM to terminal the engagement of Mr. Wu Junguang as directors of the fourth session of the Board of the Company and to appoint Mr. He Yuhua as a director of the fourth session of the Board. On the same day, Mr. He Yuhua was elected as the chairman of the Board of the Company at the 19th meeting of the fourth session of the Board.

     2. On January 28, 2008, Mr. Han Dong, the Deputy General Manager of the Company, died.

     3. On April 15, 2008, the Company held employee representatives' meeting, at which resolutions were passed to terminal the engagement of Mr. Wang Jianping as employee supervisor and to elect Mr. Huang Lika and Mr. Liu Xilin as employee supervisor in the rest time of the fourth session and in the fifth session of the Supervisory Committee.

     4. On April 23, 2008, Mr. Wang Jianping was appointed as a deputy general manager of the Company at the 22nd meeting of the fourth session of the Board of the Company.

C.   PROFILE OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

     DIRECTORS

     HE YUHUA, aged 54, joined the Company in June 2007 and is Chairman of the Board. Mr. He is a graduate of college and a senior economist. Since 1969, he has served in railway department and has an experience of 30 years for transportation organization. He had served in several managerial positions in Tianjin Railway Sub-administration, Beijing Railway Administration and Guangzhou Railway (Group) Company. He has been chairman of Guangzhou Railway (Group) Company since June 2003. Mr. He has served as chairman and secretary of the Party committee of Guangzhou Railway (Group) Company. He is also chairman of Guangmeishan Railway Company Limited, Sanmao Railway Company Limited and Yuehai Railway Company Limited.

     YANG YIPING, aged 58, joined the Company in April 2006 and is a Director, General Manager and Director of the Party and Labor Committee of the Company. Mr. Yang graduated from the Party School of the CPC (CHINESE CHARACTERS) and holds a graduate's degree in economics and management. Mr. Yang is also a senior political engineer. Since 1970, he has served in various managerial positions in various railway departments. He was member of the senior management of Engineering Company of Guangzhou Railway Bureau, Hainan Railway Company, Guangmeishan Railway Company Limited, Guangzhou Railway (Group) Company and Yangcheng Railway Company. Before joining the Company, he was secretary of the Party and Labor Committee of Guangzhou Railway (Group) Guangzhou Office.

     CAO JIANGUO, aged 49, joined the Company in June 2006 and is a Director of the Company. Mr. Cao graduated from Central South University, majoring in railway transportation. As an engineer, Mr. Cao has been engaged in the organization and coordination of railway transportation for a long time. He had served as stationmaster of Zhuzhou North Station and deputy general manager of Changsha Railway Company. From April 2005 to March 2006 he was vice director of Transportation Department of Guangzhou Railway (Group) Company. Since March 2006 he has been deputy general manager of Guangzhou Railway (Group) Company. Mr. Cao is also vice chairman of Shenzhen Pingnan Railway Company Limited.

     WU HOUHUI, aged 59, joined the Company in March 1999 and is a Director of the Company. He graduated from Dalian Railway College (CHINESE CHARACTERS) and is a senior economist. Mr. Wu served in various managerial positions in the Guangzhou Railway (Group) Company from 1984 to 2003. Since July 2003 he has been chief economist of Guangzhou Railway (Group) Company. Mr. Wu is also chairman of Sanmao Enterprise Development Company Limited and director of Guangmeishan Railway Company Limited, Sanmao Railway Company Limited and Shichang Railway Company Limited.

     WEN WEIMING, aged 45, joined the Company in June 2003 and is a Director of the Company. Mr. Wen graduated from the Workers University of Guangzhou Railway Bureau (CHINESE CHARACTERS) and the Party School of the CPC (CHINESE CHARACTERS) and is a senior accountant. He has many years of experience in the financial field. He had served as director of the finance sub-section of Yangcheng Railway Company. From May 2001 to September 2003 he was vice-director and director of the finance department of Guangzhou Railway (Group) Company. Since September 2003, he has been vice chief accountant of Guangzhou Railway (Group) Company. Mr. Wen is also director of Guangmeishan Railway Company Limited and Xingguangji Company and chairman of the supervisory committee of Yuehai Railway Company Limited, CYTS Tours GuangDong Railway Co., Ltd and Guangdong Tiecheng Enterprise Company Limited.

     YANG JINZHONG, aged 56, joined the Company in August 2000 and is a Director and the Chairman of the Trade Union of the Company. Mr. Yang graduated from the Harbin Institute of Electrical Technology (CHINESE CHARACTERS) and is an engineer. He has more than 30 years of experience in the railway industry. He had served in various managerial positions in Wuhan Railway Sub-administration. From August 2000 to April 2005, Mr. Yang served as the stationmaster of the Shenzhen North Railway Station, the manager of the Transportation Department of the Company and the stationmaster of the Shenzhen Railway Station. Since April 2005 he has been Chairman of the Trade Union of the Company; since March 2006 he has been vice secretary of the Party and Labor Committee and Chairman of the Trade Union of the Company.

     CHANG LOONG CHEONG, aged 62, joined the Company in March 1996 and is an independent non-executive Director of the Company. Mr. Chang holds a management certificate from the Hong Kong Management Association. He is also a director of Shanghai Xinhua Iron & Steel Company Limited and Orient International (Shanghai) Limited. Mr. Chang was a manager of Cathay Hotel in Lagos, Nigeria, a member of the senior management of Island Navigation Corporation International Limited in West Africa and Orient Overseas Container Line Limited, and was general manager and a director of Noble Ascent Company Limited. Mr. Chang is also an independent non-executive director of China Technology Development Group Corp.

     DEBORAH KONG, aged 48, joined the Company in March 1996 and is an independent non-executive Director of the Company. Ms. Kong is currently an executive director of Centennial Resources Company Limited. Ms. Kong obtained a Bachelor of Arts degree from Sydney University and a Master Diploma in Finance from Macquarie University in Australia. She is a member of the People's Political Consultative Standing Committee of Shandong Province in the PRC.

     WILTON CHAU CHI WAI, aged 46, joined the Company in June 2004 and is an independent non-executive Director of the Company. Mr. Chau obtained a bachelor's degree in applied mathematics from the University of Hong Kong, a Bachelor of Laws degree from the University of Wolverhampton, a Master of Business Administration degree from the University of Wales and a Doctor of Business Administration from the University of Newcastle (Australia). Mr. Chau is a fellow member of the Association of Chartered Certified Accountants and a member of Singapore Institute of Arbitrators. Since 1987, Mr. Chau has served in senior positions in various financial institutes overseeing investment and development in railway, road and airport infrastructure projects. Mr. Chau is currently chairman of Qleap Venture Limited and Managing Partner of QLeap Asia Limited. Mr. Chau is also the Board Advisor of China Resources & Investment Vehicle Ltd and a director of CL Shield Foundation Limited.

     SUPERVISORS

     YAO MUMING, aged 54, joined the Company in April 1997 and is Chairman of the Supervisory Committee of the Company. Mr. Yao graduated from South China Normal University (CHINESE CHARACTERS) and was deputy director of the Guangzhou and Zhuhai Animal and Plant Quarantine Bureau. From 1997 to 2003, he was a member of the senior management of the Company. Since July 2003, Mr. Yao had been secretary of the Commission for Inspecting Discipline of the Guangzhou Railway (Group) Company. Since November 2004 he has been vice secretary of the Party Committee and secretary of the Commission for Inspecting Discipline of the Guangzhou Railway (Group) Company. Mr. Yao is also chairman of the supervisory committee of Guangmeishan Railway Company Limited, Sanmao Railway Company Limited and Shichang Railway Company Limited.

     CHEN RUIXING, aged 46, joined the Company in June 2006 and is a Supervisor of the Company. Mr. Chen graduated from Hunan Normal University. He had served as vice director of Guangzhou Passenger Transportation Department, chief of Cadres Department, chief of Labor and Wage Sub-division, chief of Cadres Sub-division of Yangcheng Railway Company, chief of Personnel Department of Guangzhou Railway (Group) Company. Mr. Chen now serves as the secretary of the Party Committee of the Diversified Business Operating Center of Guangzhou Railway (Group) Company.

     LI JIN, aged 50, joined the Company in June 2006 and is a Supervisor and accountant of the Company. Ms Li was chief economist of Guangzhou Passenger Transportation Department, chief of Sub-division of Planning and Statistics, chief of Sub-division of Finance and chief economist of Yangcheng Railway Company, etc. Since January 2005 she has been chief of Division of Planning and Statistics of the Guangzhou Railway (Group) Company.

     LI ZHIMING, aged 46, joined the Company in May 2005 and is a Supervisor of the Company. Mr. Li graduated from the Party School of CPC (CHINESE CHARACTERS), majoring in economics and management and is an accountant. Since 1981, Mr. Li had served in various managerial positions in Hengyang Railway Sub-administration and Changsha Railway Company. From 1996 to March 2005, he was chief of Sub-division of Finance of Changsha Railway Company. Since April 2005, Mr. Li has been chief of the audit department of the Guangzhou Railway (Group) Company. Mr. Li is also a supervisor of Yuehai Railway Company Limited.

     CHEN YUNZHONG, aged 55, joined the Company in May 2000 and is a Supervisor of the Company. Mr. Chen graduated from Guangzhou Railway Driver's School (CHINESE CHARACTERS), Guangdong Jinan University (CHINESE CHARACTERS) and the Party School of the CPC (CHINESE CHARACTERS). He was a member of the senior management of Hainan Railway Company. From May 2000 to March 2006 he was vice secretary of the Party Committee of the Company. Since March 2006 Mr. Chen has been secretary of the Party committee of the Diversified Business Management Center of the Company.

     HUANG LIKA, aged 51, joined the Company in April 2008 and is a Supervisor of the Company. Mr. Huang graduated from the Party School of the CPC (CHINESE CHARACTERS) and majored in economics and management. Mr. Huang is also an engineer. Since 1976, he has served in railway departments and has working experience for 30 years in management of railway transportation. He has served as the director of Education and Training Department and the secretary of the Party Committee of the Diversified Business Operating Center of Guangzhou Railway (Group) Company, and the secretary of the Party Committee of Yangcheng Enterprise Development Company. Since April, 2008, Mr. Huang was the deputy secretary of the Party and Labor Committee and the secretary of the Discipline Working Commission, as well as a Supervisor from employee representatives.

     LIU XILIN, aged 51, joined the Company in January 2007 and is a Supervisor of the Company. Mr. Liu graduated from the Party School of the CPC (CHINESE CHARACTERS) and majored in economics and management. He has served as the deputy Station master of Dalang, director of Enterprise Management Office of Yangcheng Railway Company, and section chief of Guangzhou North Rolling Stock Section. Mr. Liu has served as the Section chief of Guangzhou Rolling Stock Section since January 2007 and has been elected as a Supervisor from employee representatives since April 2008.

     OTHER SENIOR MANAGEMENT

     WU WEIMIN, aged 50, joined the Company in January 2004 and is a Deputy General Manager of the Company. Mr. Wu graduated from the Guangdong Radio & TV University (CHINESE CHARACTERS) and is an engineer. Since 1984, he had served in various managerial positions in the material and equipment department, the planning and statistic department and the labour and wage department of Yangcheng Railway Company. He also served as an engineer of the material and equipment section and director of the planning and statistic sub-department of Yangcheng Railway Company. Mr. Wu was the director of the labour and wage sub-section and director of the social insurance centre of Yangcheng Railway Company from December 2000 to January 2004. Since January 2004 he has been a Deputy General Manager of the Company.

     WANG JIANPING, aged 44, joined the Company in July 2003 and is a Deputy General Manager of the Company. Mr. Wang graduated from the Party School of CPC (CHINESE CHARACTERS), majoring in economics and management. In 1983, Mr. Wang joined the railway departments and had served in various managerial positions in Guangzhou Railway Administration, Guangzhou Railway (Group) Company since then. Before joining the Company, Mr. Wang was a member of the senior management of Guangzhou Railway Foreign Trade and Economic Development Company (CHINESE CHARACTERS). Mr. Wang joined the Company in July 2003 and has served in several managerial positions. Since April 2008, he has been a Deputy General Manager of the Company.

     YAO XIAOCONG, aged 54, is Chief Accountant of the Company. Mr. Yao graduated from the Party School of the CPC (CHINESE CHARACTERS), majoring in economics and management. Since 1975, Mr. Yao has served in the financial accounting department in the railway departments and has more than 30 years of experience in financial accounting. Mr. Yao was a member of the senior management of the Company from June 1997 to January 2004. Mr. Yao was director of the accounting department of the Guangzhou Railway (Group) Company before joining the Company as the Chief Accountant in August 2004. Mr. Yao is also an independent director of Shenzhen Great Wall Kaifa Technology Co., Ltd.

     GUO XIANGDONG, aged 42, is Company Secretary and director of Secretariat of the Board. Mr. Guo graduated from Central China Normal University (CHINESE CHARACTERS) with Bachelors of Laws degree and is an economist and MBA. He joined the Company in 1991 and had served as Deputy Section Chief, Deputy Director and Director of Secretariat of the Board. Mr. Guo has been Company Secretary of the Company since January 2004.

     LUO JIANCHENG, aged 35, joined the Company in January 2006 and is the General Manager Assistant. Mr. Luo graduated from Changsha Railway Institute (CHINESE CHARACTERS), majoring in transportation management. From 1996 he had served in various managerial positions in Yangcheng Railway Company, Guangzhou Railway (Group) Company and Sanmao Railway Company Ltd. Since January 2006, he has been the General Manager Assistant of the Company.

D.   REMUNERATION OF DIRECTORS AND SUPERVISORS AND SENIOR MANAGEMENT

     1.   DECISION PROCEDURE AND BASIS OF REMUNERATION

          The level of remuneration of the Directors and Supervisors of the Company was determined with reference to the level of remuneration in Shenzhen, where the Company is located, and the job nature of each Director and Supervisor of the Company. Resolutions about the remuneration of the Directors and Supervisors of the Company are determined at the Company's AGM. The appraisement and promotion of senior management of the Company is set out in "Chapter 5. Corporate Governance Report" of this report.

     2. THE REMUNERATION OF THE DIRECTORS AND SUPERVISORS AND SENIOR MANAGEMENT OF THE COMPANY FOR THE YEAR ENDED DECEMBER 31, 2006 ARE SET OUT BELOW:

                                                                                                                          unit: RMB
                              TOTAL REMUNERATION RECEIVED FROM THE COMPANY IN THE PERIOD OF THIS REPORT (BEFORE TAX)
                                                                     EMPLOYER'S                                     WHETHER RECEIVE
                                                                   CONTRIBUTION                                   REMUNERATION FROM
                                                                     PENSION TO         OTHER                       SHAREHOLDERS OR
NAME            POSITION              FEES     SALARY      BONUS         SCHEME     ALLOWANCE        TOTAL    OTHER RELATED PARTIES
He Yuhua        Chairman of          9,000         --         --             --            --        9,000                      Yes
                 the Board


Yang Yiping     Director and        18,000     35,166    254,240         15,368        12,426      335,200                       No
                 General
                 Manager
Cao Jianguo     Director            12,000         --         --             --            --       12,000                      Yes
Wu Houhui       Director            12,000         --         --             --            --       12,000                      Yes
Wen Weiming     Director            12,000         --         --             --            --       12,000                      Yes
Yang Jinzhong   Director            12,000     30,942     86,663         14,600        12,108      156,313                      Yes
Chang Loong     Independent        174,560         --         --             --            --      174,560                       No
 Cheong          Director

Deborah Kong    Independent        174,560         --         --             --            --      174,560                       No
                 Director
Wilton Chau     Independent        174,560         --         --             --            --      174,560                       No
 Chi Wai         Director
Yao Muming      Chairman of the     12,000         --         --             --            --       12,000                      Yes
                 Supervisory
                 Committee
Chen Ruixing    Supervisor          12,000         --         --             --            --       12,000                      Yes
Li Jin          Supervisor          12,000         --         --             --            --       12,000                      Yes
Li Zhiming      Supervisor          12,000         --         --             --            --       12,000                      Yes
Chen Yunzhong   Supervisor          10,000     33,030    181,426         14,918        12,264      251,638                       No
Huang Lika      Employee                --         --         --             --            --           --                      Yes
                 Supervisor
Liu Xilin       Employee                --     31,026    152,737         11,863         9,725      205,351                       No
                 Supervisor
Wu Weimin       Deputy General      10,000     31,542    188,162         14,828        12,156      256,688                       No
                 Manager
Wang Jianping   Deputy General      10,000     31,998    185,314         14,666        12,084      254,062                       No
                 Manager
Yao Xiaocong    Chief Accountant    10,000     32,562    192,184         14,858        12,234      261,838                       No
Guo Xiangdong   Company Secretary   10,000     29,339    135,882         14,408        11,934      201,563                       No

Luo Jiancheng   General Manager     10,000     25,361    183,633         14,816        11,568      245,378                       No
                 Assistant

E.   OTHER INFORMATION OF DIRECTORS AND SUPERVISORS AND SENIOR MANAGEMENT

     1.   SERVICE CONTACTS OF DIRECTORS AND SUPERVISORS

          Each of the Directors of the Company has entered into a service contract with the Company. No other service contract has been entered into between the Company or any of its subsidiaries and any of the Directors or Supervisors that is not determinable by the Company within one year without payment of compensation (other than statutory compensation).

     2.   CONTACTS ENTERED INTO BY THE DIRECTORS AND SUPERVISORS

          No Director or Supervisor of the Company has any direct or indirect material interests in any contract of significance subsisting during or at the end of 2007 to which the Company or any of its subsidiaries was a party.

     3.   INTERESTS OF DIRECTORS AND SUPERVISORS IN SHARE CAPITAL OF THE COMPANY

          As of December 31, 2007, there was no record of interests and short positions (including the interests and short positions which were taken or deemed to have under the provisions of the Hong Kong Securities and Futures Ordinance) of the Directors or Supervisors of the Company in the shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of the Securities and Futures Ordinance) in the register required to be kept under section 352 of the Securities and Futures Ordinance. The Company had not received notification of such interests and short positions from any Director or Supervisor of the Company as required to be made to the Company and the Hong Kong Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies (the "Model Code") in Appendix 10 to the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited ("Exchange Listing Rules"). The Company has not granted to any of the Company's Directors or Supervisors or their spouses or children under the age of 18 any right to subscribe for any shares or debentures of the Company.

F.   EMPLOYEES

     As at December 31, 2007, the Company had in total 33,000 employees, representing an increase of 23,589 compared to that of 2006. The increase is mainly attributable to the acquisition of the railway assets between Guangzhou and Pingshi including the related employees.

     1.   THE PROFESSIONAL COMPOSITION OF THE EMPLOYEES

CATEGORY OF PROFESSION                                                   NUMBER
Administrative personnel                                                  2,935
Technical personnel                                                       1,609
Ordinary operation personnel                                             28,456
Total                                                                    33,000

     2.   EDUCATION LEVEL OF EMPLOYEES

CATEGORY OF EDUCATION LEVEL                                              NUMBER
Postgraduate or above                                                        42
Undergraduate                                                             1,381
College for professional training                                         6,952
Others (Secondary vocational school, high school and vocational
 technical school, etc)                                                  24,625
total                                                                    33,000

     3.   SALARY AND BENEFITS

          The Company's salary policy is closely linked with economic efficiency, labour efficiency and individual performance. The total amount of employees' salaries is closely related to the operating results of the Company and the distribution of employees' salaries is based on their post score and performance reviews. The basic salary of an employee is determined on the basis of the evaluation of basic labor factors such as labor skills, labor responsibilities, labor intensity and labor conditions, etc, and the actual labor remuneration is calculated on the basis of technical competence and vocational level of the employee and the evaluation of the quantity and quality of the actual labor input.

     4.   INSURANCES AND BENEFITS PLAN OF RETIREMENT

          Pursuant to applicable state policies and regulations, the Company provides the employees with a set of statutory welfare funds and benefits as listed below:

                                                         AS A PERCENTAGE OF THE
                                                   AGGREGATE SALARIES OF THE EMPLOYEES
                                                           EMPLOYEES
                                                           RESIDING IN
                                    EMPLOYEES              GUANGZHOU AREA OR
                                    RESIDING ALONG THE     ALONG THE
                                    GUANGZHOU-             GUANGZHOU-            EMPLOYEES
EMPLOYEES' BENEFITS                 PINGSHI LINE           SHENZHEN LINE         RESIDING IN SHENZHEN
Housing fund                        6%                     7%                    13%
Retirement pension                  18%                    18%                   18%
Supplemental retirement pension     5%                     5%                    5%
Basic medical insurance             8%                     8%                    6%
Supplemental medical insurance      1%                     1%                    0.5%
Maternity medical insurance         0.4%                   0.4%                  0.5%
Other welfare fund                  6%                     6%                    8%

          As of December 31, 2007, the Company has 12,016 retired employees in total, endowment insurance of which are paid by Guangdong Society Insurance Fund Administration.

     5.   TRAINING

          The training was mainly provided by the Company, including training on post standardization, adaptability and continuing education. The Company fully completed its training plans in 2007. The total expenses for these training programmes in 2007 were approximately RMB11.36 million.

     6. ACCOUNTING TREATMENT REGARDING THE DIFFERENCES BETWEEN THE SELLING PRICES AND COSTS OF EMPLOYEES' HOUSING

          As a policy brought forward from prior years, the Company constructed and purchased new residential properties for its employees to improve their living conditions. Under a housing benefit scheme, the Company sold these residential properties to its employees at a price approved by the government. The cumulative losses arising from the difference between the net book value and the proceeds from the sales of staff quarters to the employees was at approximately RMB226.4 million as of December 31, 2007. Pursuant to the then policies of the Ministry of Finance, the aforesaid losses should be credited to retained earnings in the statutory accounts as of January 1, 2001, or in case of a debit balance, to offset the statutory public welfare fund, statutory surplus reserve and capital surplus reserve upon approval of the Board. Such treatment conforms to the PRC accounting principles and regulations applicable to the Company and its subsidiaries.

          In the financial statements of the Company prepared in accordance with IFRS, the Company accounted for the losses arising from the housing scheme as follows: losses from the sale of completed staff quarters to employees, or from the sale of premises under construction of which could be reasonably estimated for future services amounted to approximately RMB226.4 million. Such losses were amortized on a straight line basis over the estimated remaining average contractual period of employees of 15 years from the time of such sales. During the year from January 1, 2007 to December 31, 2007, the amortization charged to the deferred labour costs of the consolidated income statement was RMB15.09 million and the accumulated amortization as of December 31, 2007 amounted to RMB121 million.

          As of December 31, 2007, the unamortized deferred labour costs in the balance sheet of the Company and its subsidiaries, were RMB105.64 million.

CORPORATE GOVERNANCE REPORT

A.   CORPORATE GOVERNANCE

     During the period of this report, the Company has complied with the Company Law, Securities Law and Governance Measure of Listing Company of the P.R.C. and related regulations promulgated by China Securities Regulatory Commission ("CSRC"), as well as the Stock listing Rules promulgated by Shanghai Stock Exchange and Exchange Listing Rules. The Company continues to improve its framework of corporation governance and standardize its operation. The AGM, Board of Directors and Supervisory Committee of the Company continue to improve the Company's system and have established a series of valid operating systems and reasonable working procedures. The AGM's authorizations to the Board are clear and concrete. The special committees mainly consisting of Independent Directors are effective and have clear responsibilities.

     The Company performed its responsibility of information disclosure as a listing enterprise. It set Information Disclosure Managing Method under relevant rules to ensure that its information disclosure is true, accurate, integrated and in time. The Company also improved its work in investor relationship. Directors and Supervisors and senior management of the Company attended qualification and business trainings held by security supervisory department to improve their knowledge on corporate governance, information disclosure and security supervisory.

     For the year ended December 31, 2007, to the best of the knowledge of the Company and its Directors and save as otherwise disclosed in this report, the Company has complied with the relevant code provisions of the Code on Corporate Governance Practices as set out in Appendix 14 to the Exchange Listing Rules.

B.   INDEPENDENT DIRECTORS

     During 2007, Independent Directors of the Company fulfilled its duties faithfully and adhered to the principle of honesty and diligence. They attended meetings of the Board and the AGM, knowing the Company's operation, participating in the decisions of the Company, releasing independent opinions on engagement of auditors and connected transactions in the period of this report, as well as promoting and supervising the establishment of the Company's internal control system.

     During the period of this report, no objection to the resolutions of the Board or other bodies of the Company was lodged by the Independent Directors.

C.   INDEPENDENCE ON THE COMPANY'S BUSINESS, STAFF, ASSET, ORGANIZATION, FINANCE

     1. On business: The Company has an independent organization and staff on business and an independent system of product and operation.

     2. On staff: The General Manager, Deputy General Manager, Chief Accountant, Company Secretary, General Manager Assistant and Other Senior Management serve the listing company in full time and receive remuneration from the listing company. The management of the Company's personnel and remuneration are separate.

     3. On asset: The Company owns independent assets that satisfying the requirement of its product and development. The Company has an absolute right of control to its assets. No asset is free used by the biggest shareholder.

     4.   On organization: The Company has an independent organization.

     5. On finance: The Company has independent department and persons in charge of finance. It established independent accounting and clearance system and finance managing system. It has independent bank account. It also taxes separately under law.

D.   APPRAISEMENT AND PROMOTION OF SENIOR MANAGEMENT

     The Company enhances the promotion and restriction of senior management by implementing objective responsibility appraising system. The Board signs agreements with the senior managements of the Company and its subsidiaries to appraise their work and results of management through index of passenger and freight transportation volume, revenues from transportation, safety, cost, profit and administration. These agreements can also encourage the management to improve their managing ability and level, to enhance managing measures and to optimize managing flow. When appraising period expired, the Company encourages the management according to the completion of their objectives and their appraising grade.

E.   COMPLY WITH CORPORATE GOVERNANCE PRACTICES

     1.   BOARD OF DIRECTORS

          The Board of Directors (the "Board") is responsible for leading the Company in a responsible and effective manner. Its main functions and responsibilities are set out in the Articles of Association of the Company.

          The Board comprises 9 members, including three independent non-executive Directors. The executive Directors have years of experience in the railway industry. The independent non-executive Directors come from various industries with different backgrounds and experience and they all possess appropriate professional qualifications in accounting or related. All independent non-executive Directors confirmed that they have met the criteria of Rule 3.13 of the Exchange Listing Rules regarding the guidelines for the assessment of independence.

          The names, biographical details of the Directors and relationship among them are shown in "Chapter 4. Directors, supervisors, senior management and employees" in this Annual Report.

          The Company provides business development information to all the directors, including report forms, documents and meeting summaries. Independent directors may know the operating situation of the Company through hearing reports or spot visits. The Company shall ensure the working conditions for the independent directors performing their duties. The Company Secretary and other relevant persons shall assist the independent directors while performing their duties. The fees required for the engagement of intermediaries and discharge of other duties by the independent directors shall be borne by the Company.

          During 2006, the Board held seven meetings, which were meetings from the 15th to the 21st of the fourth session of the Board. The main resolutions and approvals are set out in "Chapter 8. Report of Directors" of this report.

          Details of the Directors' attendance records are set out below:

                                                 NUMBER OF    NUMBER OF BOARD
                                            BOARD MEETINGS           MEETINGS
                               NUMBER OF       ATTENDED IN        ATTENDED BY
DIRECTOR                  BOARD MEETINGS            PERSON              PROXY    ATTENDANCE RATE
He Yuhua                               3                 2                  1                67%
Yang Yiping                            7                 7                 --               100%
Cao Jianguo                            7                 6                  1                86%
Wu Houhui                              7                 6                  1                86%
Wen Weiming                            7                 7                 --               100%
Yang Jinzhong                          7                 5                  2                71%
Chang Loong Cheong
 (Independent
 Director)                             7                 7                 --               100%
Deborah Kong
 (Independent
 Director)                             7                 7                 --               100%
Wilton Chau Chi Wai
 (Independent
 Director)                             7                 7                 --               100%

          Note: On June 28, 2007, the Company held the AGM of 2006, in which Mr.
                He Yuhua was elected as a Director of fourth session of the Board.

          The Board established Audit Committee and Remuneration Committee to supervise relevant affairs of the Company. Each committee has special responsibilities and makes reports and advices to the Board at fixed period.

     2.   NOMINATION

          The Company does not have a nomination committee. Directors shall be elected at the shareholders' general meeting. The term of office of the directors is three (3) years. At the expiry of a director's term, the term is renewable upon reelection.

     3.   DIRECTORS SECURITIES TRANSACTIONS

          The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") as set out in Appendix 10 to the Exchange Listing Rules, and the Rules on the Management of shares held by the Directors, Supervisors and Senior Management Officers of Listed Companies and the changes thereof (No. 56 ([2007]) CSRC Company) as its own code of conduct regarding securities transactions of the Directors. The Company formulated "The Special Rules on the Management of Shares Held by the Directors, Supervisors and Senior Management Officers of Guangshen Railway Company Limited and the Changes Thereof", which was approved at the 22nd meeting of the fourth session of the Board.

          After specific enquiry made with all the Directors, the Company confirms that during the year ended December 31, 2007, each of the Directors complied with above code and rules.

     4.   CHAIRMAN AND GENERAL MANAGER

          Mr. He Yuhua and Mr. Yang Yiping are the Chairman of the Board and the General Manager of the Company, respectively. The Chairman of the Board is responsible for the leadership and effective running of the Board and ensuring that all key and appropriate issues are discussed by the Board in a timely manner. The Company does not have a chief executive officer and the relevant duties (including the implementation of business and investment plan of the Company and decision-making on production and management) are performed by the General Manager of the Company.

     5.   REMUNERATION COMMITTEE AND REMUNERATION OF DIRECTORS

          Members of the Remuneration Committee are appointed by the Board. It consists of two executive Directors and three independent non-executive Directors, namely, Mr. He Yuhua (Chairman of the Remuneration Committee), Mr. Yang Yiping, Mr. Wilton Chau Chi Wai, Mr. Chang Loong Cheong and Ms. Deborah Kong. The principal duties of the Remuneration Committee include reviewing and making recommendations to the Board for the remuneration packages for the Directors and the Supervisors of the Company. The remuneration policy of the Company seeks to provide, in the context of the Company's business strategy, reasonable remuneration to attract and retain high calibre executives. The Remuneration Committee obtains benchmark information from internal and external sources in relation to market pay conditions, packages offered in the industry and the overall performance of the Company when determining the Directors' and the Supervisors' emoluments.

          Resolution that remuneration of the Independent Directors raised from HKD120,000 to HKD150,000 was approved at the AGM of 2006 held on June 28, 2007. Details of remuneration of directors during 2007 are set out in "Chapter 4. Directors, supervisors, senior management and employees" in this Annual Report.

     6.   AUDIT COMMITTEE

          Members of the Audit Committee are appointed by the Board. It consists of three independent non-executive Directors, namely, Mr. Chang Loong Cheong (Chairman of the Audit Committee), Ms. Deborah Kong and Mr. Wilton Chau Chi Wai. They possess appropriate academic and professional qualifications or related financial management expertise. The Company Secretary, Mr. Guo Xiangdong is the secretary of the Audit Committee. The Audit Committee is provided with sufficient resources to discharge its duties. The principal duties of the Audit Committee include reviewing the financial performance of the Company and its subsidiaries, the nature and scope of audit review as well as the effectiveness of the internal control and compliance system. It will also discuss matters raised by the internal auditors, external auditors and regulatory bodies to ensure that appropriate recommendations are implemented.

          In 2007, the Audit Committee held seven meetings for purposes including considering the Company's internal control and financial reporting system, the Company's financial statements, and recommending to the Board the appointment of external auditors.

          Details of attendance record of individual members of the Audit Committee are set out below:

                             AUDIT COMMITTEE MEETINGS
DIRECTOR                                     ATTENDED       ATTENDANCE RATE
Chang Loong Cheong                                  7                  100%
Deborah Kong                                        6                   86%
Wilton Chau Chi Wai                                 7                  100%

          The Audit Committee reviewed the Company's financial statements before external auditors and made suggestion in written. When the external auditor's made initial opinion, the Audit Committee reviewed the statement and made written suggestion again. The Company's financial statement and operating results of 2007 have been reviewed by the Audit Committee and will be discussed at the 22nd meeting of the fourth session of the Board of the Company.

     7.   INTERNAL SUPERVISION AND CONTROL

          The Company has established a supervisory committee, which comprises of representatives of shareholders and representatives of staff. The Supervisory Committee is responsible for reviewing financial reports to be presented to the shareholders at general meetings, monitoring the legality and compliance of the financial performance of the Company and the performance of duties of the Directors and senior management. The names, personal data and positions of members of the supervisory committee are set out in "Chapter 4: Directors, Supervisors, Senior Management and Employees of this report.

          In accordance with our continuous commitment to establish and maintain a high standard in corporate governance, we conduct an annual review of our internal control system. We have engaged an external adviser to assist us in the conduct of the review on internal controls over financial reporting in accordance with the requirements of Section 404 of the United States Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act").

          As described in our announcement dated June 28, 2007, we identified the following material weaknesses in our internal control over financial reporting for our fiscal year ended December 31, 2006:

          o we did not maintain sufficient numbers of financial and accounting staff who are knowledgeable of IFRS and U.S. GAAP accounting rules to support the size and complexity of our Company's current organizational structure and financial reporting requirements; and

          o we did not establish adequate policies and procedures to evaluate the status of our construction-in-progress on a regular basis.

          In 2007, we implemented a number of remediation measures to address the material weaknesses described above, including the following:

          o we have engaged an independent registered public accounting firm other than our auditor that is familiar with IFRS to assist our accounting team in the preparation of our financial statements under IFRS. Starting from our annual report on Form 20-F for the year ended December 31, 2007, we are only required to include our financial statements prepared under IFRS in such annual report on Form 20-F to be filed with the SEC;

          o we have engaged external consultants to provide trainings to our accounting team on IFRS and relevant requirements of the Sarbanes-Oxley Act;

          o we have enhanced our accounting policies and procedures to provide additional guidelines and criteria for the evaluation of the status of our construction-in-progress in order to ensure that such information is communicated on a regular basis from the relevant departments of the Company to our accounting team, so that we can accurately reflect the construction-in-progress and fixed assets balances in our financial statements. We have also designated experienced personnel to handle such processes; and

          o we had performed an examination of the status of each of our construction projects, on an individual basis, as of December 31, 2007. Construction that had been completed and ready for its intended use had been recorded as fixed assets in our financial statements and we had commenced depreciation of these assets accordingly, while for construction that had not yet been completed, we had evaluated their respective status and made appropriate accounting treatment in our financial statements.

          Our management is in the process of completing the assessment of our current internal controls over financial reporting and our independent registered public accounting firm is in the process of completing its audit on our management's assessment of the effectiveness of our internal control over financial reporting. Such assessment and audit does not include the assessment and audit of the internal control over financial reporting relating to the railway assets of Guangzhou-Pingshi Railway, which we acquired in January 2007. A detailed description of such assessment and audit, including any material weaknesses in internal controls over financial reporting that may be identified, will be included in our U.S. annual report on Form 20-F for the year ended December 31, 2007, which we expect to file with the United States Securities and exchange Commission in June 2008. By then, we will also publicly announce the results of such assessment and audit in Hong Kong and the stock exchange in the PRC on which the Company's stock is listed.

     8.   ACCOUNTABILITY AND AUDIT

          The Directors are responsible for overseeing the preparation of accounts of each financial period, which give a true and fair view of the state of affairs of the Group and of the results and cash flows for that period. In preparing the accounts for the year ended December 31, 2007, the Directors have selected suitable accounting policies and applied them consistently, made judgments and estimates that are prudent, and prepared the accounts on a going concern basis.

          The Company has announced its annual and interim results in a timely manner within the limits of 4 months and 3 months, respectively after the end of the relevant period in accordance with the Exchange Listing Rules.

          The responsibilities of the Directors and the auditors as to the preparation of the accounts of the Company are set out in Auditors' Report of the annual report.

     9.   AUDITORS AND REMUNERATION

          The Company appointed Deloitte Touche Tohmatsu CPA Ltd. as its PRC auditors and PricewaterhouseCoopers as the international auditors for 2007. As of December 31, 2007, the Company's PRC auditors have served for a consecutive term of three years and its international auditors have served for a consecutive term of five years. The change of persons in charge of auditing affairs and signing CPA is in line with the requirement of the China Securities Regulatory Commission ("CSRC") and the Ministry of Finance.

          The Company paid a remuneration of RMB3,300,000 and RMB8,000,000 to Deloitte Touche Tohmatsu CPA Ltd. and PricewaterhouseCoopers, respectively, for their annual auditing services provided to the Company.

     10.  INDEPENDENCE OF INDEPENDENT DIRECTORS

          The Company has received an annual confirmation of independence from each of Mr. Chang Loong Cheong, Ms. Deborah Kong and Mr. Wilton Chau Chi Wai, the independent non-executive Directors of the Company, pursuant to Rule 3.13 of the Exchange Listing Rules. The Company recognizes the independence of the three independent non-executive Directors.

BRIEF OF SHAREHOLDERS' GENERAL MEETINGS

A.   ANNUAL GENERAL MEETING

     1. On June 28, 2007, the Company held the 2006 annual general meeting. The resolutions announcement and voting results were published in Securities Times, China Securities Journal, Shanghai Securities News, and on www.sse.com.cn and www.hkex.com.hk on June 29, 2007.

B.   EXTRAORDINARY GENERAL MEETINGS

     1.   THE FIRST EXTRAORDINARY GENERAL MEETING

          On June 28, 2007, the Company held the first 2007 extraordinary general meeting. The resolutions announcement and voting results were published in Securities Times, China Securities Journal, Shanghai Securities News, and on www.sse.com.cn and www.hkex.com.hk on June 29, 2007.

     2.   THE SECOND EXTRAORDINARY GENERAL MEETING

          On December 27, 2007, the Company held the second 2007 extraordinary general meeting. The resolutions announcement and voting results were published in Securities Times, China Securities Journal, Shanghai Securities News, and on www.sse.com.cn and www.hkex.com.hk on December 28, 2007.

MANAGEMENT'S DISCUSSION AND ANALYSIS

A.   BUSINESS REVIEW OF THE REPORTED PERIOD

     1.   BUSINESS OVERVIEW

          The Company embraced important reform and development in 2007. The demand for railway transportation services has been strong. With the implementation of the sixth large-scale railway speed-up project, the Company mass-operated domestically manufactured high-speed electric train sets "CRH" with a speed of 200 km/h. The Company succeeded in the acquisition of the railway operating assets between Guangzhou and Pingshi ("GP Railway") from its substantial shareholder thanks to the steadily on-going reform of railway investment and financing systems. The fourth rail line between Guangzhou and Shenzhen was completed and started operation amid the extensive railway infrastructure construction nation-wide. The asset scale and transportation capacity of the Company were significantly expanded. The Company captured market opportunities, promoted marketing efforts, adjusted transport organization and tried to improve transportation efficiency. Meanwhile, the Company optimized and consolidated transportation resources using scientific means to realize scale effects subsequent to the assets acquisition. The earning power of the Company was evidently enhanced and operating results greatly increased.

          In 2007, the total revenues of the Company were RMB10,509 million, representing an increase of 192.4%; profit from operation was RMB1,765 million, an increase of 82.9%; profit attributable to equity holders was RMB1,431 million, an increase of 85.5%.

     2.   ANALYSIS OF THE COMPANY'S MAIN BUSINESS

          Railway transportation is the principal business of the Company, accounting for over 90% of the total operating revenues of the Company, among which:

          (1)  PASSENGER TRANSPORTATION

               Passenger transportation is the most important business segment of the Company. The Company is engaged in railway passenger transportation business between Shenzhen and Pingshi and certain long-distance passenger transportation services. The Company also cooperates with MTR Corporation in Hong Kong in operating the Through Train passenger service between Guangzhou and Kowloon in Hong Kong. As of December 31, 2007, the Company operated 195 pairs of passenger trains in accordance with its daily train schedule, representing an increase of 72 pair from the number in operation at the end of 2006, among which there were 80 pairs of passenger trains between Guangzhou and Shenzhen, an increase of 11 pairs as the number of intercity high-speed trains between Guangzhou and Shenzhen increased by 13 pairs while that of regular-speed trains between Guangzhou and Shenzhen decreased by two pairs; 13 pairs of Canton-Kowloon Through Trains and 102 pairs of long-distance passenger trains, an increase of 61 pair. In 2007, the passenger delivery volume of the Company was 73.053 million, representing an increase of 103.1%; the turnover volume of passengers was 26,278.2 million passenger-km, an increase of 442.6%. Revenues from passenger transportation were RMB5.83 billion yuan, an increase of 123.6%.

               o    Guangzhou-Shenzhen trains

                    In 2007, the passenger delivery volume of Guangzhou-Shenzhen trains was 24.725 million, representing an increase of 11.2% from 22.243 million in 2006. In spite of the construction of the Fourth Rail Line, which severely affected the operation of Guangzhou-Shenzhen inter-city trains in the first four months of 2007, the passenger delivery volume of Guangzhou-Shenzhen trains grew significantly during the whole year. The increase was mainly attributable to: (1) the mass operation of CRH in the wake of the sixth large-scale speed-up project of the national railway system on April 18 and the completion and commencement of the Fourth Rail Line, which not only increased the frequency and transportation capacity of our trains, but also improved the efficiency and comfort of the trains, leading to an obvious increase in passenger traffic; (2) the overhaul of Xintang-Shigu section of southbound Guangzhou-Shenzhen expressway between October 18, 2007 and January 18, 2008, which diverted part of the bus passengers to the train.

               o    Hong Kong Through Trains

                    The passenger delivery volume of the Hong Kong Through Trains decreased slightly by 0.5% from 3.207 million in 2006 to 3.192 million in 2007. The decrease was mainly due to:
                    (1) the construction of the Fourth Rail Line between January and April 2007, which affected the operation of Hong Kong Through Trains; (2) the improvement of the operating efficiency and service quality of Guangzhou-Shenzhen trains, attracting some of the Through Train passengers.

               o    Long-distance trains

                    The passenger delivery volume of the long-distance trains of the Company increased greatly by 328.8% from 10.526 million in 2006 to 45.137 million in 2007. The increase was mainly due to the incorporation of the long-distance transportation businesses of Guangzhou-Pingshi Railway subsequent to the acquisition of the railway transportation businesses and related assets and liabilities thereof at the beginning of the year.

          (2)  FREIGHT TRANSPORTATION

               Freight transportation is one important business of the Company. The Company is engaged in the freight transportation business between Shenzhen and Pingshi and Hong Kong freight through train business. The Company is well equipped with various freight facilities and can efficiently transport full load cargo, single load cargo and containers. The Company has established business cooperation with ports, logistics bases and specialized building materials markets, etc. in its service region.

               In 2007, the Company finalized the acquisition of the railway transportation businesses and related assets and liabilities of Guangzhou-Pingshi Railway, and the freight transportation business thereof was incorporated into the Company, leading to an enormous growth in the freight volume of the Company in the reported period. The total tonnage of freight transported by the Company in 2007 was 71.010 million tonnes, representing an increase of 131.2% from that in 2006; freight turnover was 15,306.9 million ton-kilometers, an increase of 572.4%; revenues from freight transportation was RMB1.33 billion yuan, an increase of 134.5%.

               o    Outbound freight

                    In 2007, the Company's outbound freight tonnage was 19.056 million tonnes, representing an increase of 151.3% from
                    7.582 million tonnes in 2006.

               o    Inbound and pass-through freight

                    In 2007, the Company's inbound and pass-through freight tonnages were 51.955 million tonnes, representing an increase of 124.7% from 23.125 million tonnes in 2006.

          (3)  RAILWAY NETWORK USAGE AND SERVICES

               Railway network usage and services mainly included the locomotive traction, track usage, electric catenary, vehicle coupling and other services. In 2007, the Company's revenue of railway network usage and services was RMB 2.66 billion yuan, representing an increase of 812.4% from that in 2006. The rapid increase was mainly due to the acquisition of the railway transportation businesses and related assets and liabilities between Guangzhou and Pingshi at the beginning of the year, as the network services provided by the Company increase greatly with its extending operating mileage.

          (4)  STATISTICS OF PASSENGER AND FREIGHT TRANSPORTATION BUSINESSES

                                                                       Increase/
                                             2007            2006     (Decrease)

Passenger Transportation Revenue
 (RMB'000)                              5,833,538       2,608,838       123.6%
Passenger delivery volume
 ('000 persons)                            73,053          35,976       103.1%
  -- Guangzhou-Shenzhen trains             24,725          22,243         9.0%
  -- Hong Kong Through Trains               3,192           3,207        (0.5%)
  -- Long-distance trains                  45,137          10,526       328.8%
Total passenger-kilometers
 (million)                               26,278.2         4,842.7       442.6%
Freight Transportation Revenue
 (RMB'000)                              1,326,450         565,557       134.5%
Tonnage of freight (10,000 tons)          7,101.0         3,070.8       131.2%
  -- Outbound freight                     1,905.6           758.2       151.3%
  -- Inbound and pass-through
     freight                              5,195.5         2,312.5       124.7%
Total tonne-kilometers (million)         15,306.9         2,276.3       527.4%
Railway Network Usage and
 Services Revenue (RMB'000)             2,659,529         291,489       812.4%

     3.   ANALYSIS OF OPERATING RESULTS

          In 2007, the Company finalized the acquisition of the railway transportation businesses between Guangzhou and Pingshi are related assets and liabilities. The passenger and freight transportation businesses thereof were incorporated into the Company, therefore the assets scale, operating distance and transportation capacity of the Company have been significantly expanded and the earning power is obviously enhanced. The operating revenues, operating expenses and net profit increased enormously when compared to those of 2006.

          The table below sets forth the operating results of the Company in 2007:

Unit: RMB'000
                                                                        Increase/
                                                2007           2006    (Decrease)
Revenues from railway transportation
 businesses                                9,819,517      3,465,884        183.3%
  -- Passenger transportation              5,833,538      2,608,838        123.6%
  -- Freight transportation                1,326,450        565,557        134.5%
  -- Railway network usage and service     2,659,529        291,489        812.4%
Revenues from other businesses               688,987        128,590        435.8%
Railway operating expenses                 8,334,293      2,527,907        229.7%
  -- Business tax                            221,820         98,567        125.0%
  -- Labor and benefits                    1,928,171        718,035        168.5%
  -- Equipment leases and services         2,595,181        633,036        310.0%
  -- Land use right leases                    50,000             --            --
  -- Materials and supplies                1,240,801        268,259        362.5%
  -- Repair expenses                         460,133        212,435        116.6%
  -- Depreciation                          1,006,728        317,358        217.2%
  -- Amortisation of leasehold land
     payments                                 15,002         16,776        (10.6%)
  -- Social services fees                    396,789         74,520        432.5%
  -- Utility and office expenses             109,792        102,949          6.6%
  -- Others                                  309,876         85,972        260.4%
Operating expenses of other businesses       458,819        166,011        176.4%
Finance cost                                  98,487         15,970        516.7%
Income taxes expense                         232,349        149,155         55.8%
Profit attributable to shareholders        1,431,415        771,513         85.5%

     4.   ANALYSIS OF FINANCIAL POSITION

          As of December 31, 2007, under IFRS, total assets of the Company were RMB26,713 million, total liabilities were RMB5,532 million, the shareholders' equity was RMB 21,126 million and the gearing ratio (total debt/total equity) was 20.7%. The major change of assets, liabilities and shareholders' equity is illustrated below:

Unit: RMB'000
                      DECEMBER 31,     DECEMBER 31,
ITEM                          2007             2006      VARIATION (%)   REASONS

ASSETS:

Materials and              153,674           66,967             129.5%   Mainly due to the acquisition
 supplies                                                                 of the assets of GP Railway

Due from related            83,925           31,757             164.3%   Mainly due to the increase in
 parties                                                                  daily current accounts
                                                                          arising from expansion of
                                                                          the Company's operating scale

Short-term deposits             --          169,739           (100.0%)   Mainly due to the recovery of
                                                                          the deposits placed with the
                                                                          Deposit-taking Center of the MOR

Cash and cash            2,352,351        5,851,831            (59.8%)   Mainly due to the payment of
 equivalents                                                              the remaining consideration
                                                                          for the GP Railway acquisition

Fixed assets            19,995,286        6,738,477             196.7%   Mainly due to the acquisition
                                                                          of GP Railway and the
                                                                          completion of the Fourth Rail Line

Construction-in-         1,422,635        4,305,157            (67.0%)   Mainly due to the transfer of
 progress                                                                 completed Fourth Rail Line
                                                                          project to fixed assets

Prepayment for             891,592          411,476             116.7%   Mainly due to the increase in
 fixed assets                                                             prepayment for the purchase
 and                                                                      of CRHs
 construction-in-
 progress

Goodwill                   281,255               --                 --   Arising from premium on
                                                                          acquisition of GP Railway

Prepayment and                  --        5,296,593           (100.0%)   Prepayment was transformed
 deferred                                                                 into assets/liabilities of GP
 acquisition                                                              Railway calculated in fair
 costs relating                                                           value method
 to a business
 combination

Unit: RMB'000
                      DECEMBER 31,     DECEMBER 31,
ITEM                          2007             2006      VARIATION (%)   REASONS
Long-term                   48,547               --               100%   Obtained subsequent to the
 receivables                                                              acquisition of GP Railway

Deferred income            362,256          190,843              89.8%   Mainly due to the anticipated
 tax assets                                                               change in tax rate and
                                                                          temporary difference arising
                                                                          from acquisition of GP Railway
LIABILITIES:

Payables for fixed         337,213        1,004,750            (66.4%)   Mainly due to the intensive
 assets and                                                               settlement of projects
 construction-in-                                                         completed within the year
 progress

Due to related           1,022,125          250,601             307.9%   Mainly due to the increase in
 parties                                                                  daily current accounts
                                                                          arising from expansion of
                                                                          the Company's operating scale

Borrowings               2,850,000        1,860,000              53.2%   Mainly due to the increase in
                                                                          borrowings for the
                                                                          construction of the Fourth
                                                                          Rail Line

Retirement benefits        300,701           16,917            1677.5%   Mainly due to the acquisition
                                                                          of GP Railway

     5.   CASH FLOW ANALYSIS

          In 2007, the principal source of capital of the Company were revenues generated from operations and bank loans. The Company's capital was mainly used for capital and operating expenses and payment of taxes and dividends. The Company believes it has sufficient working capital and bank loans to meet its operation and development requirements.

          The cash flow of the Company in 2007 is illustrated below:

                                                                                     Unit: RMB thousands
ITEM                        2007          2006          VARIABLE RATIO     REASON

Net cash inflow from        1,957,645     1,112,004     76.0%              Mainly due to the increase in
 operating activities                                                       the Company's operating
                                                                            revenues

Net cash used in            (5,585,414)   (7,833,331)   (28.7%)            Mainly due to the decrease in
 investment activities                                                      investment in the Fourth
                                                                            Rail Line

Net cash inflow from        128,289       11,461,030    (98.9%)            Mainly due to the decrease in
 financing activities                                                       cash received from capital
                                                                            contribution

          As of December 31, 2007, the balance of the Company's bank borrowings was RMB2,850 million, an increase of RMB990 million from RMB1,860 million in 2006. Details of the borrowings are illustrated below:

Unit: RMB100 million
                                                                                             Amount
                                       AS OF DECEMBER 31,    As of December 31,         occurred in
                                                     2007                  2006     reported period

Industrial and Commercial Bank of                   18.4                   12.0                 6.4
 China
China Construction Bank                              6.5                    5.0                 1.5
Shenzhen Ping An Bank                                2.6                    1.6                 1.0
China CITIC Bank                                     1.0                     --                 1.0
Total                                               28.5                   18.6                 9.9

B.   FUTURE PROSPECTS

     1.   BUSINESS ENVIRONMENT AND KEY WORK POINTS OF 2008

          In 2008, China's economy is expected to experience a continuous and steady growth. The reform and development of railway system will be accelerated. With the strengthening economic cooperation in the Pan Pearl River Delta, the further implementation of the Mainland and Hong Kong Closer Economic Partnership Arrangement ("CEPA") and Hong Kong to be hosting part of the Olympic Games, it is expected that there will be a continuing increase of demand in the passenger and freight transportation markets in the Company's service regions and the Company will embrace favorable business environment and development opportunities. The Company believes that the overall transportation business will maintain growth trend in 2008.

          The year 2008 will be important for the Company's reform and development. The Company will try to capture the good opportunities for the fast expansion of China's railway system, take advantage of the fast economic growth in the region and the consolidation of its resources, improve operation and management and perfect corporate governance to develop railway core businesses. The Company will be specially dedicated to the following work:

          (1) The Company will continue to optimize and consolidate the railway operating assets of Guangzhou-Shenzhen Railway and Guangzhou-Pingshi Railway, exploit potentialities to promote efficiency, cut operating costs, realize scale economy effects and promote the competitive capacity and overall operating results to lay the foundations for the fast development and refinancing of the Company;

          (2) The Company will optimize the "As-frequent-as-buses" operation of Guangzhou-Shenzhen intercity trains, improve the quality of passenger transportation service, increase the number of CRHs between Guangzhou and Shenzhen to 100 pairs with a capacity of 134,000 passengers per day and research on the use of store value tickets as soon as possible;

          (3) The Company will enhance the long-distance and short-distance passenger flows connection in Guangzhou, operate more local trains according to market demand, make great efforts to passenger transportation during holidays and the Olympic Games, add more carriages to our trains and expand our long-distance passenger trains service;

          (4) The Company will continue to promote the marketing of freight business, improve the deployment and organization of freight trains, operate more freight through trains, rationalize the distribution of transportation resources to accelerate the growth of the Company's freight business;

          (5) The Company will vigorously promote the modernization of railway technology and equipment, improve the safety, quality, informationalization construction, energy saving and environmental protection work through technical innovation.

          (6) The Company will strengthen talent troops construction, safeguard the immediate interest of employees and continuously improve the working and living conditions of employees.

          (7) The Company will carry on with the establishment of internal control system, perfect corporate legal person governance structure to regulate the operation and management of the Company.

     2.   BUSINESS PLAN FOR 2008

          On April 23, 2008, the Company's business plan for 2008 was considered and approved at the 22nd meeting of the fourth session of the Board. Under PRC GAAP, the Company's operating revenues in 2008 will be RMB10,720 million and operating expenses RMB8,750 million.

     3.   CAPITAL DEMAND AND FINANCING ARRANGEMENT

          On April 23, 2008, the operation plan of the Company for 2008 was approved at the 22nd meeting of the fourth session of the Board. Under PRC GAAP, the operating revenues of the Company will be RMB10.72 billion and operating expenses will be RMB8.75 billion.

     4.   RISK ANALYSIS

          Management of the Company puts great emphasis on the various risks that face us and has been researching on and implementing relevant preventive measures to achieve the strategic goals of the Company. However, the main risks facing the Company may differ at different stages of development, thus the continuous attention, distinguishing and assessment of the Board and management is needed and the formulation of relevant preventive measures is required to mitigate the possible negative effects of various risks upon the Company. At present the main risks facing the Company or existing are as follows:

          (1) Market risks: As the main provider of railway transportation services between Shenzhen and Pingshi, the Company may be influenced by the degree of improvement in business environment and level of economic growth in Guangdong and Hong Kong. A slowdown in the economic growth of Guangdong or Hong Kong may lead to a decrease in the demand for railway transportation services, thus affects the transportation businesses of the Company.

          (2)  Risks related to railway tariff fluctuation and adjustment:
               Transportation tariff is one important factor that influences the Company's operating revenues. Any adjustment of tariff policy or the implementation of tariff policy failing to meet expectation due to market reasons may expose the Company to risks.

          (3) Foreign Exchange Risk: The Company mainly operates in the PRC with most of the transactions settled in RMB. RMB is not freely convertible into other foreign currencies. The conversion of RMB denominated balances into foreign currencies is subject to the rates and regulations of foreign exchange control promulgated by the PRC government. In addition, the Company is required to pay dividends in HKD and USD in the future when dividends are declared.

               The Company may experience a loss as a result of any foreign currency exchange rate fluctuations in connection with our deposits. The Company has not used any means to hedge the exposure to foreign exchange risk. Nevertheless, given the recent continuous appreciation of RMB against HKD and USD in recent years, the directors consider that the risk is not high.

          (4) Interest Rate Risk: Other than deposits held in banks, the Company does not have significant interest-bearing assets. The average interest rate of deposits held in banks in the PRC throughout the year was approximately 0.72%. Any change in the interest rate promulgated by the People's Bank of China from time to time is not considered to have significant impact to the Company. The Company's interest rate risk which affects its income and operating cash flows mainly arises from bank borrowings. All the Company's bank borrowings were at floating rates. Bank borrowings at floating rates expose the Company to cash flow interest rate risk.

          (5) Natural disaster risk: Railway transportation is less vulnerable than other means of transportation to natural disasters. However, serious natural disasters such as large-scale and continuous rain, snow, freezing and floods will greatly harm railway transportation, thus exposing the operation of the Company to severe risks.

REPORT OF DIRECTORS

A.   CHAIRMAN'S STATEMENT

     Dear Shareholders,

     I am pleased to present the audited operating results of the Company and its subsidiaries for the year ended December 31, 2007.

     MR. HE YUHUA
     Chairman

     In 2007, the Company succeeded in the acquisition of the operating assets of Guangzhou-Pingshi Railway, the southernmost section of Beijing-Guangzhou Railway. The overall operating results of the Company increased significantly, the comprehensive strength and earning power was also enhanced.

     For the year ended December 31, 2007, the total revenue of the Company and its subsidiaries was RMB 10,509 million, representing an increase of 192.4% compared to that of 2006; profit attributable to equity holders was RMB 1,431 million, an increase of 85.5%; earnings per share were RMB0.20, an increase of 17.6%.

     In passenger transportation business, the passenger delivery volume of the Company was 73.053 million, representing an increase of 103.1%. In freight transportation business, the total tonnage of freight transported by the Company in 2007 was 71.010 million tonnes, representing an increase of 131.2%.

     In 2007, the Company has made great achievement under the guidance of scientific decisions taken by shareholders' general meeting and the Board. Subsequent to the acquisition and consolidation of the operating assets of Guangzhou-Pingshi Railway, the operation of the Company has expanded from a regional railway to the state trunk railway network, the operating distance was extended from 152 kms to 481.2 kms, the assets scale, operating results and competitive capacity of the Company was enhanced. The Fourth Rail Line commenced operation on April 18, 2007 when the sixth speed-up project of national railway system was initiated. Guangzhou-Shenzhen Railway became the first wholly closed four-line railway in China that enables passenger trains and freight trains to run on separate lines, thus enhancing the transportation capacity of Guangzhou-Shenzhen Railway. The Company continued to implement the "As-frequent-as-buses" passenger transportation strategy for Guangzhou-Shenzhen trains and renewed its passenger service equipment. The new CRHs have been popular with our passengers and the passenger flows have bettered our historic records. While launching special activities to enhance corporate governance and carrying on with the establishment of internal control system, the Company strengthened corporate governance, perfected its rules and regulations and conscientiously fulfilled its obligations as a listed company. The management of the Company implemented resolutions of the Board and initiated a minor adjustment to the administrative body and redistribution of railway productive forces. The consolidation and readjustment of human resources and transportation assets further brought scale merit into play and enhanced management level and transportation capacity. The Company strengthened quality and safety management, vigorously enhanced safety foundation and ensured operation safety and stability as a whole. The Board was satisfied with the results of the Company in 2007.

     The year 2008 will be important for the Company's reform and development. The Company will try to capture the good opportunities for the fast expansion of China's railway system, take advantage of the fast economic growth in the region and the consolidation of its resources, improve operation and management and perfect corporate governance to develop railway core businesses. The Company will be specially dedicated to the following work:

     o the Company will invest more in safety equipment and strengthen the foundations of operation safety to ensure the stability of safety conditions of the Company;

     o the Company will continue to optimize and consolidate the railway operating assets of Guangzhou-Shenzhen Railway and Guangzhou-Pingshi Railway, exploit potentialities to promote efficiency, cut operating costs, realize scale economy effects and promote the competitive capacity and overall operating results to lay the foundations for the fast and high-quality development of the Company;

     o the Company will take full advantage of its current lines, strengthen transportation organization and management and promote transportation capacity to improve the quality of its passenger and freight transportation services;

     o the Company will perfect its rules and regulations, enhance corporate governance and the construction of internal control system to promote the operation level of the Company.

     Finally, I would like to express on behalf of the Board my sincere gratitude to the shareholders for your support to the Company. The Board will fulfill its duties scrupulously with the principle of honesty and diligence to create greater values for the shareholders in 2008.


                                                           By order of the Board
                                                           HE YUHUA
                                                           Chairman of the Board


     Shenzhen China
     April 23, 2008

B.   INVESTMENT OF THE COMPANY

     1.   USE OF RAISED FUNDS

          The Company raised RMB10,332.43112 million through its IPO of A shares in December 2006 to acquire the railway transportation business between Guangzhou and Pingshi and related assets and liabilities. Please refer to "Offer Prospectus" for details. The Company made an announcement on December 29, 2006 that it had paid RMB5,265,250,000 to Yangcheng Railway Enterprise Development Company for the acquisition and the remaining of the purchase price would be due upon the completion of an audit by qualified auditors to determined the final consideration. Deloitte Touche Tohmatsu CPA Ltd. engaged by the Company finished the audit on June 26, 2007 and determined the final consideration at RMB10,138,581,948. The full text of the audit report was set out on www.sse.com.cn. The Company paid the remaining of the purchase price based on this amount to Yangcheng Railway Enterprise Development Company. On January 1, 2007, legal title of the acquired assets and ownership of the railway transportation business of Guangzhou-Pingshi Railway were transferred to the Company. For more details, please refer to Announcement of Progress regarding Acquisition of Railway Transportation Business between Guangzhou and Pingshi and Related Assets and Liabilities by Guangshen Railway Company Limited set out in Securities Times, China Securities Journal and Shanghai Securities News on June 29, 2007.

     2.   USE OF NON-RAISED PROCEEDS

          (1) The construction of the Fourth Rail Line and auxiliary projects. The main project of the Fourth Rail Line was completed and the Fourth Rail Line commenced operation on April 18, 2007. As of the end of the reported period, the completed part of the Fourth Rail Line with a value of RMB3,370,604,300 was recorded as fixed assets.

          (2) The purchase of new electric train sets. The Company invested approximately RMB2.58 billion in the purchase of 20 electric train sets. As of the end of the reported period, the Company has paid RMB760 million.

C.   ROUTINE WORK OF THE BOARD

     1.   MEETINGS OF THE BOARD

          During 2007, the Board held seven meetings, which were meetings from the 15th to the 21st of the fourth session of the Board. The main resolutions and approvals are set out below:

          (1) On February 28, 2007, the Board considered and approved resolutions including amendments to the Articles of Association of the Company (draft).

          (2) On April 19, 2007, the Board considered and approved the annual reports for domestic and foreign shareholders of the Company for 2006. It also approved the proposed profit distribution of the Company for 2006, as well as the Company's budget for 2007.

          (3) On April 24, 2007, the Board considered and approved the first quarter report of the Company for 2007. It also approved Measures for the Administration of Information Disclosure for Guangshen Railway Company Limited.

          (4) On May 18, 2007, the Board considered and approved resolutions in relation to the connected transactions between the Company and Guangshen Railway Enterprise Development Company. It also approved the resolution regarding connected transaction agreement between the Company and Guangzhou Railway Group Foreign Economic Trade Development General Company.

          (5) On June 28, 2007, the Board elected Mr. He Yuhua as Chairman of the Board of the Company, approved resolutions including the termination of engagement of Mr. Wu Junguang as the chairman of the Remuneration Committee of the Board and the appointment of Mr. He Yuhua as the chairman of the Remuneration Committee. It also approved 20-F Report of the Company for 2006 and the Self-inspection Report and Rectification Plan to Enhance Corporate Governance of Guangshen Railway Company Limited.

          (6) On August 28, 2008, the Board considered and approved the Company's Interim Report for 2007. The Board also approved in principle Budget Management Method, Investment Management Method, Capital Management Method, Contract Management Method, Contract Seal Management Method, Railway-purpose Land Management Method, Tender Procurement Management Method and Construction Management Method, etc.

          (7) On October 25, 2007, the Board considered and approved the third quarter report of the Company for 2007. The Board approved Rectification Report Regarding Special Activities to Enhance Corporate Governance. The Board also approved resolutions regarding continuing connected transactions between the Company and Guangzhou Railway (Group) Company, Guangshen Railway Enterprise Development Company and Yangcheng Railway Enterprise Development Company.

          For details of the matters above, please refer to the relevant announcements and regular reports published in Securities Times, China Securities Journal and Shanghai Securities News and on the websites of the Shanghai Stock Exchange (www.sse.com.cn) and the Hong Kong Exchange (www.hkex.com.hk).

     2.   IMPLEMENTATION OF RESOLUTIONS OF SHAREHOLDERS' MEETINGS BY THE BOARD

          In the reported period, the Board seriously implemented the resolutions of general meetings as follows:

          The Board finished the following tasks in the reported period according to the resolutions of 2006 Annual General Meeting held on June 28, 2007:

          (1) The Board implemented the profit distribution plan for 2006 and paid RMB0.08 per share, including tax, to shareholders of the Company as dividend for 2006, totaling RMB566.68296 million.

          (2) The Board made amendments to Articles of Association of the Company;

          (3) The Board proposed remunerations of Deloitte Touche Tohmatsu CPA Ltd. as the PRC auditors and PricewaterhouseCoopers as the international auditors of the Company.

     3.   WORK OF AUDIT COMMITTEE AND REMUNERATION COMMITTEE

          The work of the Audit Committee and Remuneration Committee of the Company in the reported period is set out in Chapter 5 Corporate Governance Report of this report.

D.   PROFIT DISTRIBUTION PLAN

     In accordance with the provisions of relevant law of China and the articles of association of the Company, the profit available for distribution to shareholders shall be the lower of the retained earnings determined under
     (a) PRC GAAP and (b) IFRS. Therefore, profit attributable was RMB1,408,892 million in 2007.

     The Board proposed the appropriation of 10% of the profit attributable to shareholders as statutory surplus reserve, which is RMB143,506,600. The Board also recommended the payment of a final dividend of RMB0.08 per share, including tax, to all the shareholders of the Company for the year ended December 31, 2007, which was calculated based on the total share capital of 7,083,537,000 in 2007. The total dividend is RMB566,683,000. The above proposal will be submitted to the 2007 annual general meeting to be held on June 26, 2008 for approval.

E.   TAXATION

     As the Company is a corporation incorporated in the Shenzhen Special Economic Zone, it is subject to an income tax at a rate of 15%. According to relevant taxation regulations, other businesses of the Company and its subsidiaries are subject to an income tax at the rate of 15% or 33%, depending on the location of incorporation. Income tax expenses of the Company and its subsidiaries were RMB232.3 million in 2007, implying an effective tax rate of 13.9%.

     On 16 March 2007, the National People's Congress approved the Corporate Income Tax Law of the People's Republic of China (the "new CIT Law"). The new CIT Law reduces (increases) the corporate income tax rate for domestic enterprises from 33% (15% or 24%) to 25% with effect from 1 January 2008.

F.   INTEREST CAPITALIZED

     The interest capitalized in the construction-in-progress or fixed assets of the Company and its subsidiaries during 2007 is set out in Note 7 to the financial statements.

G.   FIXED ASSETS

     Movements in fixed assets of the Company and its subsidiaries during 2007 are set out in Note 6 to the financial statements.

H.   RESERVES

     Movements in the reserves of the Company and its subsidiaries during the year are set out in Note 22 to the financial statements.

I.   STATUTORY PUBLIC WELFARE FUND

     Details of the Company's statutory public welfare fund are set out in Note 22 to the financial statements.

J.   SUBSIDIARIES

     Details of the Company's principal subsidiaries as of December 31, 2007 are set out in Note 10 to the financial statements.

K.   MAJOR SUPPLIERS AND CUSTOMERS

     Most of the locomotives, passenger coaches and major railway supplies and equipment of the Company are supplied directly or indirectly by the MOR or purchased from the market. The Company may also purchase such equipment from overseas or domestic suppliers. The five largest customers of the Company in aggregate accounted for less than 30% of the revenue of the Company and the five largest suppliers of the Company in aggregate accounted for less than 30% of the purchases by the Company.

REPORT OF THE SUPERVIORY COMMITTEE

A.   WORK OF THE SUPERVISORY COMMITTEE IN THE REPORTED PERIOD

     In 2007, the Company held three meetings of the Supervisory Committee (the "Committee") as detailed follows:

     On April 18, 2007, the fourth meeting of the fourth session of the Committee was held at the conference room on the third floor of the headquarters of the Company. The Work Report of the Committee in 2006, the Final Financial Budget Report for 2006, the 2006 Profit Distribution Proposal, the Resolution about Payment of Remunerations for Accounting Firms for 2006 and the 2006 Annual Report of the Company and its Abstraction were considered and approved on the meeting.

     On August 28, 2007, the fifth meeting of the fourth session of the Committee was held at the telephone conference room on the third floor of the headquarters of the Company. The financial report for the first half of 2007 was considered and approved on the meeting.

     On October 25, 2007, the sixth meeting of the fourth session of the Committee was held at the telephone conference room on the third floor of the headquarters of the Company. The third quarter financial report of 2007 was considered and approved on the meeting.

B.   INDEPENDENT OPINION OF THE COMMITTEE ON RELATED ISSUES OF THE COMPANY IN
     2007

     During the reported period, the Committee fulfilled its duties faithfully and carried out work actively. The Supervisors attended general meetings and meetings of the Board. The Committee supervised the operation, financial position, external guarantees, external investment and the use of proceeds raised of the Company and issued the following opinion:

     1.   OPERATION OF THE COMPANY

          During the reported period, the Company has fully complied with the PRC Company Law and the Articles of Association of the Company and other relevant laws and regulations in its operation. The decision-making procedure of the Company was legal and the Board has carefully implemented the resolutions of the general meetings. Directors and senior management of the Company abided by the principle of honesty and no violation of laws or the interests of the shareholders occurred.

     2.   EXAMINATION OF THE FINANCIAL POSITION OF THE COMPANY

          During the reported period, the Company's financial system was sound, the internal control system was fine, the financial operation was regulated and the financial position was good. PricewaterhouseCoopers and Deloitte Touche Tohmatsu CPA Ltd. audited the 2007 financial report of the Company and issued unqualified audit reports. In our opinion, the reports give a true, accurate and complete view of the financial position, operating results and cash flow of the Company.

     3.   THE USE OF THE PROCEEDS RAISED LATEST

          During the reported period, the Company used all the proceeds raised from the A share issue for the acquisition of the transportation businesses and assets of GP Railway. The use of the proceeds was consistent with the undertaking made in the Offering Prospectus.

     4.   ASSET ACQUISITIONS OR DISPOSALS BY THE COMPANY

          During the reported period, the transaction values of asset acquisitions or disposals were fair and reasonable. No inside trade or behavior that was detrimental to the interests of shareholders and lead to the loss of the Company's assets was discovered.

     5.   CONNECTED TRANSACTION OF THE COMPANY

          During the reported period, the material transactions between the Company and the related parties were performed in accordance with the examining and approving procedures of the Company. The transaction values were fair, just and reasonable and no violation of the interests of the Company or shareholders was discovered.

In 2007, the acquisition and consolidation of the assets of GP Railway expanded the operating scale of the Company, significantly enhanced the Company's leading position in market competition and its economic efficiency as well as its image in the capital market, thus accelerating the leaping-forward development of the Company. With the commencement of the Fourth Rail Line and the initiation of the sixth massive speed-up project of railway system, the transportation capacities of Guangzhou-Shenzhen intercity trains, long-distance passenger trains and freight trains were all enormously expanded. The Company is carrying on with the establishment of internal control system in accordance with Section 404 of the Sarbanes-Oxley Act. The Committee is satisfied with the achievement of the Company in the past year and is confident of the Company's future prospect. We expect that the Company will continue to improve its management and internal control to enlarge and strengthen itself.

                                           By Order of the Supervisory Committee
                                                       YAO MUMING
                                                        Chairman

Shenzhen, the PRC
April 23, 2008

MATTERS OF IMPORTANCE

A.   MATERIAL LITIGATION AND ARBITRATION

     As of December 31, 2007, the Company held an investment in an associate, Guangzhou Tiecheng Enterprise Company Limited ("Tiecheng") of approximately RMB87,750,000 at carrying value. In 1996, Tiecheng and a Hong Kong incorporated company jointly established Guangzhou Guantian Real Estate Company Limited ("Guangzhou Guantian"), a sino-foreign cooperative joint venture, to develop certain properties near a railway station operated by the Company.

     On October 27, 2000, Guangzhou Guantian together with its two related companies agreed to act as joint guarantors for certain debts of Guangzhou Guancheng Real Estate Company Limited ("Guangzhou Guancheng") due to an independent third party. Guangzhou Guantian, Guangzhou Guanhua, Guangzhou Guanyi and Guangzhou Guancheng were related companies with a common chairman. As Guangzhou Guancheng failed to repay the debts, the 3 joint guarantors were ruled in a court judgement made in 2001 to be liable to that independent third party for an amount of approximately RMB257 million together with any accrued interest. As such, if Guangzhou Guantian was held responsible for the guarantee, the Company may need to make provision for impairment on its interest in Tiecheng. In 2003, the Higher People's Court of Guangdong Province ("the Court") accepted Guangzhou Guantian's re-trial application for discharging the aforesaid guarantee.

     In December 2003, the Court delivered a civil case judgement in which it was ruled that proceedings regarding this case shall be terminated. As a necessary procedure for the Court to decide whether to grant a re-trial, a hearing was held on March 18, 2004. In December 2005, the Court commenced procedures for re-trial. The Court reheard the case on November 14, 2006 and December 25, 2006, respectively. Up to the date of this report, the Court has not yet delivered any judgment as the necessary procedures have not been completed. However, having consulted an independent lawyer, the Company believes that Guangzhou Guantian being exempt from the guarantee is a very likely possibility. Accordingly, the Directors consider that as of the date of this announcement, the likelihood of Guangzhou Guantian, a subsidiary of Tiecheng, having to settle the above claim is remote and no impairment provision for the interest in Tiecheng was made in the accounts. To avoid the possible loss resulting from the litigation, the Company has obtained a letter of undertaking issued by Guangzhou Railway (Group) Company (the major shareholder of the Company). It undertook to resolve the issue or to take up the liabilities so that the investment interest of the Company in Tiecheng will not be affected by the litigation.

B.   SHARES OF OTHER LISTED COMPANIES AND FINANCE COMPANIES HELD BY THE COMPANY

     The Company did not hold any shares of other listed companies or finance companies in the reported period.

C.   ACQUISITION AND SALE OF ASSETS, MERGER ISSUES IN THE REPORTED PERIOD

     Details of the Company's acquisition of the railway transportation assets between Guangzhou and Pingshi are set out in Chapter 8 Report of Directors of this report.

D.   MATERIAL CONNECTED TRANSACTIONS OCCURRED IN THE REPORTED PERIOD

     1.   CONNECTED TRANSACTIONS RELATED TO DAILY OPERATION

          (1)  CONTINUING CONNECTED TRANSACTION AGREEMENTS

               The "Comprehensive Services Agreement" entered into by the Company and Guangzhou Railway Group Corporation (abbreviated "GRGC") on November 15, 2004 has become effective during this reporting period pursuant to the agreed precedent conditions. The agreement was entered into by the two parties on fair, just and reasonable principles, in which the content and fee calculation for the combined services were agreed, including transportation, railway maintenance and repair, locomotives and rolling-stock repair in depot, material procurement services, settlement of accounts, hygiene and epidemic prevention (For details, please refer to the "Offer Prospectus" published on the website of the Shanghai Stock Exchange (website: www.sse.com.cn) on December 21, 2006 and the announcements of the Company published on November 16 and December 31, 2004 in Hong Kong Economics Times).

               The "Comprehensive Services Agreement" entered into by the Company and Yangcheng Company (abbreviation, full name "Guangzhou Railway Group Yang Cheng Railway Company", the name of which had subsequently been changed to Guangzhan Railway Group Yang Cheng Railway Industrial Development Company) on November 15, 2004 has become effective during this reporting period pursuant to the agreed precedent conditions. The agreement was entered into by the two parties on fair, just and reasonable principles, in which the content and fee calculation for the combined services were agreed, including safety management, hygiene and epidemics prevention, property management and construction maintenance. (For details, please refer to the "Offer Prospectus" published on the website of the Shanghai Stock Exchange (website: www.sse.com.cn) on December 21, 2006 and the announcements of the Company published on November 16, and December 31, 2004 in Hong Kong Economic Times).

               The Leasing Agreement entered into by the Company and GRGC on November 15, 2004 has become effective during this reporting period pursuant to the agreed precedent conditions. Pursuant to the agreement, the land for the GP Railway line was leased to the Company by GRCG for a leasing term of 20 years. It has been agreed by the two parties that the annual land rent should not exceed RMB 74 million, and the actual area of the leased land pended to be confirmed by the State Administration of Land and Resources (For details, please refer to the "Offer Prospectus" published on the website of the Shanghai Stock Exchange (website: www.sse.com.cn) on December 21, 2006 and the announcements of the Company published on November 16 and December 31, 2004 in Hong Kong Economic Times). In 2007, the Company paid a rent of RMB
               50.00 million to GRGC.

               On June 28, 2007, the Company held the first 2007 extraordinary general meeting and approved a resolution of complementary agreement of the Comprehensive Services Agreement signed by the Company and Guangshen Railway Enterprise Development Company. Under the conditions of the complementary agreement, the annual cap for the Comprehensive Services Agreement was adjusted upward to RMB139.70 million and the period of validity of the Comprehensive Services Agreement was changed to December 31, 2007.

               On December 27, 2007, the Company held the second 2007 extraordinary general meeting, on which: (1) the proposed revision of the annual cap for the financial year ending December 31, 2007 in relation to the continuing connected transactions entered into between the Company and Guangzhou Railway Group Yang Cheng Railway Enterprise Development Company from RMB260 million to RMB389 million was approved; (2) the three comprehensive services agreements dated November 5, 2007 entered into between the Company and Guangzhou Railway (Group) Company, Guangzhou Railway Group Yang Cheng Railway Industrial Company and Guangshen Railway Enterprise Development Company, respectively, regarding conditional continuing connected transactions, together with the proposed annual caps in relation to the continuing connected transactions for each of the three financial years ending December 31, 2010, were approved. For details, please refer to the "Announcement of Continuing Connected Transactions" published in the Securities Times, China Securities Journal and Shanghai Securities News and on the website of the Shanghai Stock Exchange (website: www.sse.com.cn) on November 6, 2007, the circular published on the websites of the Hong Kong Exchange (www.hkex.com.hk) and the Shanghai Stock Exchange (website: www.sse.com.cn) on November 9, 2007 and December 20, 2007, respectively and the announcement of EGM resolutions and voting results published in the above-mentioned newspapers and websites on December 28, 2007.

               For the value of the continuing connected transactions incurred to the Company in 2007, please refer to Note 37 to the financial statements.

          (2)  EXPLANATION REGARDING CONTINUING CONNECTED TRANSACTIONS

               As railway transportation is conducted on an inseparable network of rail lines, the Company must use the rail lines under the control of Guangzhou Railway (Group) Company or its subsidiaries for the dispatching of part of its passengers or freight. Thus the mutual provision of repair or other services is necessary between the Company and GR or its subsidiaries. The regular connected transactions occurring between the Company and GRGC or its subsidiaries are reached on the basis of fairness and reasonableness and are priced with reference to market price, industrial pricing standards or at cost plus a mark-up. These transactions are strictly subject to timely disclosure and approval of independent shareholders as required by relative regulatory rules, thus safeguarding the Company's interests by the greatest extent.

          (3)  AUDITORS' CONFIRMATION OF CONTINUING CONNECTED TRANSACTIONS

               The Board of the Company has received from our international auditors the confirmation regarding continuing connected transactions of the Company, confirming that the continuing connected transactions: (1) have received the approval of the Board of the Company; (2) are in accordance with the pricing policies of the Company if the transactions involve provision of goods or services; (3) have been entered into in accordance with the relevant agreement governing the transactions; and (4) the total amounts of the transactions have not exceeded the cap disclosed in previous announcement(s), but there was one individual service item (services provided by the Company to GRGC) which had exceeded the cap amount.

     2.   CONNECTED TRANSACTIONS IN RELATION TO ACQUISITION OR SALE OF ASSETS

                                                                                    Unit: RMB thousands

                        CONTENT OF
RELATED PARTY           TRANSACTION          APPRAISAL VALUE       DEAL PRICE       SETTLEMENT

Yangcheng Railway       To acquire the            10,138,582       10,138,582       The Company paid
 Enterprise              railway                                                     RMB5,265,250
 Development             transportation                                              thousand on
 Company                 assets and                                                  December 28, 2006,
                         business                                                    the remaining
                         between                                                     RMB4,873,332
                         Guangzhou and                                               thousand was
                         Pingshi from                                                settled on June 29,
                         Yangcheng                                                   2007.


     3.   RELATED CLAIM AND DEBT

          (1) On April 18, 2007, the Company recovered a fixed deposit of RMB168 million placed with Guangzhou Railway Deposit-taking Center, a MOR internal fund management institute under GRGC.

          (2) An amount of RMB2,751,716.82 in overdue basic retirement pension arising from historical reasons as occupied by GEDC for non-operation purpose was recovered by the Company on May 17, 2007.

     4.   OTHER MATERIAL CONNECTED TRANSACTIONS

          The Company entered into three demolition compensation agreements with Guangshen Railway Enterprise Development Company ("GREDC") on June 20, 2007. The total consideration of the three agreements was RMB61, 073,700. The Company also entered into four demolition compensation agreements with several enterprises controlled by GREDC within twelve months before June 20, 2007, of which the total consideration was RMB4, 083,605. The company accounts these demolition compensation agreements synthetically and regards and treats them as a deal. For more details, please refer to the announcement issued in the Securities Times, China Securities Journal and Shanghai Securities News and on www.sse.com.cn on June 21, 2007 and the connected transactions announcement published on www.hkex.com.hk on June 20, 2007.

     5.   CONFIRMATION BY INDEPENDENT DIRECTORS OF CONNECTED TRANSACTIONS

          The independent non-executive Directors of the Company confirmed that the connected transactions (as defined in the Stock Listing Rules of Hong Kong Stock Exchange) entered into by the Company during 2007 were entered into in the ordinary and usual course of its business and conducted on normal commercial terms and in accordance with the terms of the agreements governing such transactions. The terms were fair and reasonable and in the interests of the shareholders of the Company as a whole.

E.   TRUST

     The Company did not engage in any trust business in the year.

F.   CONTRACTED BUSINESS

     The Company did not engage in any contracted business in the year.

G.   LEASING AFFAIRS

     The Land Lease Agreement signed by the Company and GRGC on November 15, 2004 took effect in the period of this report according to the promissory conditions. The Company paid a land lease fee of RMB50 million to GRGC in the reported period.

H.   GUARANTEE

     The Company did not have any guarantee outstanding in this period.

I.   TRUST INVESTMENT AFFAIRS

     The Company did not entrust any entities to make any investment in this period.

J.   COMMERCIAL LOANS

     1. On February 6, 2007, the Company entered into "Loan Agreement" with Shenzhen Commercial Bank Renminlu Sub-branch with respect to the provision of a loan of RMB300 million by Shenzhen Commercial Bank Renminlu Sub-branch to the Company for the construction of the Fourth Rail Line. The term of the borrowing is five years and the rate of interest is 5.832% in the first year and is 10% lower than the official rate of interest for the relevant grade in the following years. As of December 31, 2007, the Company has withdrawn RMB100 million from the bank. As of December 31, 2007, the Company had withdrawn RMB100 million from the bank.

     2. On February 27, 2007, the Company entered into "RMB Loan Agreement" with China Construction Bank Co., Ltd Shenzhen Branch with respect to the provision of a loan of RMB300 million by China Construction Bank Co., Ltd Shenzhen Branch to the Company for the technical transformation and capacity expansion project of the Guangzhou-Shenzhen line. The term of the borrowing is five years from February 27, 2007 to February 26, 2012. The rate of interest is 10% lower than the official rate for the relevant grade of the year and adjusts per month since the value date. As of December 31, 2007, the Company has withdrawn RMB 150 million from the bank. As of December 31, 2007, the Company had withdrawn RMB150 million from the bank.

     3. On March 7, 2007, the Company entered into "RMB Loan Agreement" with China CITIC Bank Guangzhou Branch with respect to the provision of a loan of RMB300 million by China CITIC Bank Guangzhou Branch to the Company for the construction of the Fourth Rail Line. The term of the borrowing is five years from March 7, 2007 to March 7, 2012. The rate of interest is 10% lower than the official rate for the relevant grade of the year and adjusts annually since the value date. As of December 31, 2007, the Company has withdrawn RMB 100 million from the bank. As of December 31, 2007, the Company had withdrawn RMB100 million from the bank.

K.   FULFILLMENT OF PUBLICLY ANNOUNCED COMMITMENTS

     During the reported period, GRGC, the largest shareholder of the Company, announced the following commitments:

     1. On December 13, 2006, the Company issued for the first time 2,747,987,000 A shares, each with a nominal value of RMB1.00, to the public at RMB3.76 per share and raised approximately RMB10.3 billion. As the largest shareholder of the Company then, GRGC undertook prior to the A share issue that the 2,904,250,000 A shares it holds in the Company would not be transferred to or held in trust by other persons or entities, nor be repurchased by the issuer, within 36 months since the date of listing of A shares.

     2. GRGC or any of its subsidiaries will not engage, directly or indirectly, in any business activities that may compete with the railway transportation and related businesses of the Company within the service territory of the Company. After the acquisition of the transportation businesses and assets of GP Railway, GRGC or any of its subsidiaries will not compete with the Company either.

     3. In relation to the case where Guangzhou Guantian, in which Tiecheng has equity interests, acted as a guarantor of borrowings of Guangzhou Guancheng from Guangzhou Siyou Enterprise Company, and the economic losses incurred to Tiecheng as a result of the civil liability Guangzhou Guangtian has to bear, GRGC undertook to resolve the issue or to take up the liabilities so that the investment interest of the Company in Tiecheng will not be affected by the case.

     4. GRGC will reduce the number of connected transactions as much as practicable in its operation relations with the Company. For necessary connected transactions, GRGC will perform these connected transactions on the basis of openness, justice and fairness without abusing its position as a large shareholder and behaving in a manner that is detrimental to the interests of the Company.

     In the reported period, the above-mentioned commitment was fulfilled properly and no breach of commitment occurred.

L.   ENGAGEMENT AND DISENGAGEMENT OF ACCOUNTING FIRMS

     Please refer to "Auditors and Remuneration" in "Chapter 5 Corporate Governance Report".

M. PUNISHMENT ON THE COMPANY, ITS DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT OR SHAREHOLDERS AND THE RECTIFICATION

     In the reported period, none of the Company, its directors, supervisors, senior management or shareholders was subject to check, administrative punishment or public criticism by the CSRC or public condemnation by the stock exchanges.

N.   OTHER MATERIAL EVENTS

     1. The amendments to the Articles of Association of the Company, which took effect subject to filing with relevant government authorities, were passed at the 2006 Annual General Meeting held on June 28, 2007 and the Board was authorized to handle all the affairs relevant to the amendments. For details of the amendments, please refer to the Notice of 2006 Annual General Meeting of Guangshen Railway Company Limited published on www.sse.com.cn and the circular published on www.hkex.com.hk on May 11, 2007.

     2. In December 2006, the Company issued 2,747,987,000 RMB-denominated A Shares in its IPO. The Company has gone through the relevant registration alternation procedures in March 2007 to change the registered capital from RMB4,335,550,000 to RMB7,083,537,000.

     3. The Fourth Rail Line financed by the Company commenced operation on April 18, 2007. The main project of the Fourth Rail Line was completed and put into use and part of the project has been recorded as fixed assets.

AUDITOR'S REPORT


                      (PRICEWATERHOUSECOOPERS LETTERHEAD)


INDEPENDENT AUDITOR'S REPORT
TO THE SHAREHOLDERS OF GUANGSHEN RAILWAY COMPANY LIMITED
(Incorporated in the People's Republic of China with limited liability)

We have audited the consolidated financial statements of GUANGSHEN RAILWAY Company Limited ("the Company") and its subsidiaries (together, the "Group") set out on pages 69 to 143, which comprise the consolidated and company balance sheets as of December 31, 2007, and the consolidated income statement, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

DIRECTORS' RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The directors of the Company are responsible for the preparation and the true and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and the disclosure requirements of the Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

AUDITOR'S RESPONSIBILITY

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and true and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

OPINION

In our opinion, the consolidated financial statements give a true and fair view of the financial position of the Company and of the Group as of December 31, 2007, and of the Group's financial performance and cash flows for the year then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

OTHER MATTERS

This report, including the opinion, has been prepared for and only for you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.



PRICEWATERHOUSECOOPERS
Certified Public Accountants

Hong Kong, April 23, 2008

CONSOLIDATED BALANCE SHEET
As of December 31, 2007
(All amounts in Renminbi thousands)

                                                                                          AS OF DECEMBER 31,

                                                                     Note                   2007               2006
                                                                                                          (Note 41)
ASSETS
NON-CURRENT ASSETS
Fixed assets                                                           6              19,995,286          6,738,477
Construction-in-progress                                               7               1,422,635          4,305,157
Prepayment for fixed assets and construction-in-progress                                 891,592            411,476
Leasehold land payments                                                8                 607,971            625,628
Goodwill                                                             9, 38               281,255                 --
Prepayment and deferred acquisition costs relating to a business
 combination                                                          38                      --          5,296,593
Investments in associates                                             11                 124,350            122,520
Available-for-sale investments                                        12                  46,608             46,108
Long-term receivable                                                  14                  48,547                 --
Deferred tax assets                                                   15                 362,256            190,843
Deferred staff costs                                                  16                 141,391            120,730
                                                                                      ----------         ----------

                                                                                      23,921,891         17,857,532
                                                                                      ----------         ----------

CURRENT ASSETS
Materials and supplies                                                17                 153,674             66,967
Trade receivables, net                                                18                  59,749             62,869
Due from related parties                                             37(c)                83,925             31,757
Prepayments and other receivables, net                                19                 141,674             98,636
Short-term deposits                                                   20                      --            169,739
Cash and cash equivalents                                            34(b)             2,352,351          5,851,831
                                                                                      ----------         ----------

                                                                                       2,791,373          6,281,799
                                                                                      ----------         ----------

TOTAL ASSETS                                                                          26,713,264         24,139,331
                                                                                      ----------         ----------

EQUITY
CAPITAL AND RESERVES ATTRIBUTABLE TO EQUITY HOLDERS OF THE
 COMPANY
Share capital                                                         21               7,083,537          7,083,537
Reserves                                                              22              14,042,224         13,085,471
                                                                                      ----------         ----------

                                                                                      21,125,761         20,169,008
MINORITY INTEREST                                                                         55,709             50,922
                                                                                      ----------         ----------

TOTAL EQUITY                                                                          21,181,470         20,219,930
                                                                                      ----------         ----------

LIABILITIES
NON-CURRENT LIABILITIES
Borrowings                                                            23               2,850,000          1,860,000
Retirement benefit obligations                                        24                 300,701             16,917
Deferred tax liabilities                                              15                  23,335              9,802
                                                                                      ----------         ----------

                                                                                       3,174,036          1,886,719
                                                                                      ----------         ----------

CURRENT LIABILITIES
Trade payables                                                        25                 291,423            240,334
Payables for fixed assets and construction-in-progress                                   337,213          1,004,750
Due to related parties                                               37(c)             1,022,125            250,601
Dividends payable                                                                             46                 74
Income tax payable                                                                        89,996            127,282
Accruals and other payables                                           26                 616,955            409,641
                                                                                      ----------         ----------

                                                                                       2,357,758          2,032,682
                                                                                      ----------         ----------

TOTAL LIABILITIES                                                                      5,531,794          3,919,401
                                                                                      ----------         ----------

TOTAL EQUITY AND LIABILITIES                                                          26,713,264         24,139,331
                                                                                      ==========         ==========

          HE YUHUA                                 YANG YIPING
          Chairman                           Director General Manager

The notes on pages 74 to 143 form an integral part of these consolidated financial statements.

BALANCE SHEET
As of December 31, 2007
(All amounts in Renminbi thousands)

                                                                                        AS OF DECEMBER 31,

                                                                     Note                  2007               2006
                                                                                                         (Note 41)
ASSETS
NON-CURRENT ASSETS
Fixed assets                                                           6             19,907,631          6,644,057
Construction-in-progress                                               7              1,422,635          4,305,042
Prepayments for fixed assets and construction-in-progress                               891,569            411,476
Leasehold land payments                                                8                572,553            587,555
Goodwill                                                             9,38               281,255                 --
Prepayment and deferred acquisition costs relating to a business
 combination                                                          38                     --          5,296,593
Investments in subsidiaries                                           10                 82,384             94,888
Investments in associates                                             11                114,626            117,744
Available-for-sale investments                                        12                 46,608             46,108
Long-term receivable                                                  14                 48,547                 --
Deferred tax assets                                                   15                362,256            190,843
Deferred staff costs                                                  16                141,391            120,730
                                                                                     ----------         ----------

                                                                                     23,871,455         17,815,036
                                                                                     ----------         ----------

CURRENT ASSETS
Materials and supplies                                                17                150,985             64,049
Trade receivables, net                                                18                 58,909             60,580
Due from related parties                                             37(c)               96,855             41,922
Prepayments and other receivables, net                                19                130,771             93,774
Short-term deposits                                                   20                     --            169,739
Cash and cash equivalents                                                             2,327,940          5,807,530
                                                                                     ----------         ----------

                                                                                      2,765,460          6,237,594
                                                                                     ----------         ----------
TOTAL ASSETS                                                                         26,636,915         24,052,630
                                                                                     ==========         ==========

EQUITY
CAPITAL AND RESERVES ATTRIBUTABLE TO EQUITY HOLDERS OF THE
 COMPANY
Share capital                                                         21              7,083,537          7,083,537
Reserves                                                              22             13,984,151         13,025,436
                                                                                     ----------         ----------

TOTAL EQUITY                                                                         21,067,688         20,108,973
                                                                                     ----------         ----------

LIABILITIES
NON-CURRENT LIABILITIES
Borrowings                                                            23              2,850,000          1,860,000
Retirement benefit obligations                                        24                299,244             16,917
Deferred tax liabilities                                              15                 23,335              9,802
                                                                                     ----------         ----------

                                                                                      3,172,579          1,886,719
                                                                                     ----------         ----------

CURRENT LIABILITIES
Trade payables                                                        25                287,515            235,264
Payables for fixed assets and construction-in-progress                                  336,745          1,004,750
Due to related parties                                               37(c)            1,069,345            250,601
Dividends payable                                                                            46                 74
Income tax payable                                                                       88,745            123,663
Accruals and other payables                                           26                614,252            442,586
                                                                                     ----------         ----------

                                                                                      2,396,648          2,056,938
                                                                                     ----------         ----------

TOTAL LIABILITIES                                                                     5,569,227          3,943,657
                                                                                     ----------         ----------

TOTAL EQUITY AND LIABILITIES                                                         26,636,915         24,052,630
                                                                                     ==========         ==========

          HE YUHUA                                 YANG YIPING
          Chairman                           Director General Manager

The notes on pages 74 to 143 form an integral part of these consolidated financial statements.

CONSOLIDATED INCOME STATEMENT
For the year ended December 31, 2007
(All amounts in Renminbi thousands, except for earnings per share data)

                                                                                          YEAR ENDED DECEMBER 31,
                                                                     Note                   2007               2006
                                                                                                           (Note 41)
REVENUES FROM RAILROAD BUSINESSES
Passenger                                                                              5,833,538          2,608,838
Freight                                                                                1,326,450            565,557
Railway network usage and services                                                     2,659,529            291,489
                                                                                      ----------         ----------

                                                                                       9,819,517          3,465,884
REVENUES FROM OTHER BUSINESSES                                                           688,987            128,590
                                                                                      ----------         ----------

Total revenues                                                                        10,508,504          3,594,474

OPERATING EXPENSES
RAILROAD BUSINESSES
Business tax                                                                            (221,820)           (98,567)
Labour and benefits                                                   27              (1,928,171)          (718,035)
Equipment leases and services                                                         (2,595,181)          (633,036)
Land use right leases                                                36(b)               (50,000)                --
Materials and supplies                                                                (1,240,801)          (268,259)
Repair costs, excluding materials and supplies                                          (460,133)          (212,435)
Depreciation of fixed assets                                                          (1,006,728)          (317,358)
Amortisation of leasehold land payments                                                  (15,002)           (16,776)
Social services charges                                                                 (396,789)           (74,520)
Utility and office expenses                                                             (109,792)          (102,949)
Others                                                                                  (309,876)           (85,972)
                                                                                      ----------         ----------

                                                                                      (8,334,293)        (2,527,907)
                                                                                      ----------         ----------

OTHER BUSINESSES
Business tax                                                                             (17,611)            (4,885)
Labour and benefits                                                   27                (171,921)           (65,710)
Materials and supplies                                                                  (161,719)           (83,072)
Depreciation of fixed assets                                                             (10,372)            (2,529)
Amortisation of leasehold land payments                                                   (1,019)                --
Utility and office expenses                                                              (96,177)            (9,815)
                                                                                      ----------         ----------

                                                                                        (458,819)          (166,011)
                                                                                      ----------         ----------

Total operating expenses                                                              (8,793,112)        (2,693,918)

Other income, net                                                     28                  49,816             64,648
                                                                                      ----------         ----------

PROFIT FROM OPERATIONS                                                                 1,765,208            965,204

Finance costs                                                         29                 (98,487)           (15,970)
Share of results of associates                                        11                   1,830            (28,306)
                                                                                      ----------         ----------

PROFIT BEFORE INCOME TAX                                                               1,668,551            920,928

Income tax expense                                                    30                (232,349)          (149,155)
                                                                                      ----------         ----------

PROFIT FOR THE YEAR                                                                    1,436,202            771,773
                                                                                      ==========         ==========

Attributable to:
Equity holders of the Company                                                          1,431,415            771,513
Minority interests                                                                         4,787                260
                                                                                      ----------         ----------

                                                                                       1,436,202            771,773
                                                                                      ==========         ==========

Dividends                                                             33                 566,683            566,683

Earnings per share for profit attributable to the equity holders of the Company during the year
-- Basic                                                              32                 RMB0.20            RMB0.17
                                                                                      ==========         ==========

-- Diluted                                                            32                 RMB0.20            RMB0.17
                                                                                      ==========         ==========

The notes on pages 74 to 143 form an integral part of these consolidated financial statements.

STATEMENT OF CHANGES IN EQUITY
For the year ended December 31, 2007
(All amounts in Renminbi thousands)

                                          ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY
                       -------------------------------------------------------------------------------------
                                                                       STATUTORY
                                                    SHARE   STATUTORY     PUBLIC  DISCRETIONARY
                            SHARE       SHARE    ISSUANCE     SURPLUS    WELFARE        SURPLUS     RETAINED  MINORITY        TOTAL
                          CAPITAL     PREMIUM       COSTS     RESERVE       FUND        RESERVE     EARNINGS  INTEREST       EQUITY
                        (Note 21)                           (Note 22)  (Note 22)      (Note 22)

GROUP
Balance at January
 1, 2006               4,335,550    2,855,778     (27,007)    662,542    534,536        345,993    1,088,684    48,757    9,844,833
Class A share
 issuance              2,747,987    7,584,445          --          --         --             --           --        --   10,332,432
Share issuance costs          --           --    (210,747)         --         --             --           --        --     (210,747)
Profit for the year           --           --          --          --         --             --      771,513       260      771,773
Acquisition of a
 subsidiary                   --           --          --          --         --             --           --     4,229        4,229
Disposal of a
 subsidiary                   --           --          --          --         --             --           --    (2,324)      (2,324)
Appropriation from
 retained earnings
 (Note 22)                    --           --          --      71,605         --             41      (71,646)       --           --
Share issuance
 costs offset
 against share
 premium                      --     (237,754)    237,754          --         --             --           --        --           --
Transfers                     --           --          --     534,536   (534,536)            --           --        --           --
Dividends relating
 to 2005                      --           --          --          --         --             --     (520,266)       --     (520,266)
                       ---------   ----------     -------   ---------   --------        -------    ---------    ------   ----------

Balance at December
 31, 2006              7,083,537   10,202,469          --   1,268,683         --        346,034    1,268,285    50,922   20,219,930
                       =========   ==========     =======   =========   ========        =======    =========    ======   ==========

Balance at January
 1, 2007               7,083,537   10,202,469          --   1,268,683         --        346,034    1,268,285    50,922   20,219,930
Adjustment to
 deferred tax
 arising from
 group
 reorganisation
 brought forward
 due to change of
 income tax rate
 (Note 15)                    --       92,021          --          --         --             --           --        --       92,021
Profit for the year           --           --          --          --         --             --    1,431,415     4,787    1,436,202
Appropriation from
 retained earnings
 (Note 22)                    --           --          --     139,778         --             --     (139,778)       --           --
Reversal of
 appropriation
 (Note 22)                    --           --          --      (2,766)        --             --        2,766        --           --
Dividends relating
 to 2006                      --           --          --          --         --             --     (566,683)       --     (566,683)
                       ---------   ----------     -------   ---------   --------        -------    ---------    ------   ----------

Balance at December
 31, 2007              7,083,537   10,294,490          --   1,405,695         --        346,034    1,996,005    55,709   21,181,470
                       =========   ==========     =======   =========   ========        =======    =========    ======   ==========

COMPANY
Balance at January
 1, 2006               4,335,550    2,855,778     (27,007)    641,343    523,181        310,842    1,104,197        --    9,743,884
Class A share
 issuance              2,747,987    7,584,445          --          --         --             --           --        --   10,332,432
Share issuance costs          --           --    (210,747)         --         --             --           --        --     (210,747)
Share issuance
 costs offset
 against share
 premium                      --     (237,754)    237,754          --         --             --           --        --           --
Profit for the year
 (Note 31)                    --           --          --          --         --             --      763,556        --      763,556
Appropriation from
 retained earnings
 (Note 22)                    --           --          --      71,469         --             --      (71,469)       --           --
Transfers                     --           --          --     523,181   (523,181)            --           --        --           --
Others                        --           --          --          --         --             --          114        --          114
Dividends relating
 to 2005                      --           --          --          --         --             --     (520,266)       --     (520,266)
Balance at December
 31, 2006              7,083,537   10,202,469          --   1,235,993         --        310,842    1,276,132        --   20,108,973
                       ---------   ----------     -------   ---------   --------        -------    ---------    ------   ----------

Balance at January
 1, 2007               7,083,537   10,202,469          --   1,235,993         --        310,842    1,276,132        --   20,108,973
                       =========   ==========     =======   =========   ========        =======    =========    ======   ==========

Adjustment to
 deferred tax
 arising from
 group
 reorganisation
 brought forward
 due to change of
 income tax rate
 (Note 15)                    --       92,021          --          --         --             --           --        --       92,021
Profit for the year
 (Note 31)                    --           --          --          --         --             --    1,433,377        --    1,433,377
Appropriation from
 retained earnings
 (Note 22)                    --           --          --     139,778         --             --     (139,778)       --           --
Reversal of
 appropriations
 (Note 22)                    --           --          --      (2,766)        --             --        2,766        --           --
Dividends relating
 to 2006                      --           --          --          --         --             --     (566,683)       --     (566,683)
                       ---------   ----------     -------   ---------   --------        -------    ---------    ------   ----------

Balance at December
 31, 2007              7,083,537   10,294,490          --   1,373,005         --        310,842    2,005,814        --   21,067,688
                       =========   ==========     =======   =========   ========        =======    =========    ======   ==========

The notes on pages 74 to 143 form an integral part of these consolidated financial statements.

CONSOLIDATED CASH FLOW STATEMENT
For the year ended December 31, 2007
(All amounts in Renminbi thousands)

                                                                                          YEAR ENDED DECEMBER 31,

                                                                     Note                   2007               2006

CASH FLOWS FROM OPERATING ACTIVITIES
Cash generated from operations                                       34(a)             2,430,689          1,230,958
Interest paid                                                                           (173,515)            (1,745)
Income tax paid                                                                         (299,529)          (117,209)
                                                                                      ----------         ----------

Net cash generated from operating activities                                           1,957,645          1,112,004
                                                                                      ----------         ----------

CASH FLOWS FROM INVESTING ACTIVITIES
Payments for acquisition of fixed assets and
 construction-in-progress; and prepayment for fixed assets,
 net of related payables                                                              (1,107,320)        (3,202,670)
Deposit for a business combination                                                            --         (5,265,250)
Payment for business combination, net of cash acquired                38              (4,781,633)                --
Disposal of subsidiaries, net of cash received                                            (7,084)                --
Proceeds from sales of fixed assets                                                       83,701             42,596
Net cash balance acquired in an acquisition of a subsidiary                                   --              1,905
Increase in interests in associates, net                              11                      --            (42,937)
Decrease in short-term deposits with maturities more than three
 months                                                                                  169,739            596,392
Interest received                                                                         57,183             36,633
                                                                                      ----------         ----------

Net cash used in investing activities                                                 (5,585,414)        (7,833,331)
                                                                                      ----------         ----------

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of share capital                               21                      --         10,332,432
Share issuance costs                                                  21                      --           (210,747)
Proceeds from borrowings                                                                 695,000          1,860,000
Dividends paid to the Company's shareholders                                            (566,711)          (520,655)
                                                                                      ----------         ----------

Net cash generated from financing activities                                             128,289         11,461,030
                                                                                      ----------         ----------

NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS                                  (3,499,480)         4,739,703
                                                                                      ----------         ----------

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                         5,851,831          1,112,128
                                                                                      ----------         ----------

CASH AND CASH EQUIVALENTS AT END OF YEAR                             34(b)             2,352,351          5,851,831
                                                                                      ==========         ==========


The notes on pages 74 to 143 form an integral part of these consolidated financial statements.

NOTES TO THE FINANCIAL STATEMENTS

For the year ended December 31, 2007

(All amounts expressed in Renminbi unless otherwise stated)

1.   GENERAL INFORMATION

     Guangshen Railway Company Limited (the "Company") was established as a joint stock limited company in the People's Republic of China (the "PRC") on March 6, 1996. On the same date, the Company assumed the business operations of certain railroad and other related businesses (collectively the "Businesses") that had been undertaken previously by its predecessor, Guangshen Railway Company (the "Predecessor") and certain of its subsidiaries; and Guangzhou Railway (Group) Company (the "Guangzhou Railway Group") and certain of its subsidiaries prior to the formation of the Company.

     The Predecessor is controlled by and is under the administration of the Guangzhou Railway Group. Pursuant to a restructuring agreement entered into between the Guangzhou Railway Group, the Predecessor and the Company in 1996 (the "Restructuring Agreement"), the Company issued to the Guangzhou Railway Group 100% of its equity interest in the form of 2,904,250,000 ordinary shares (the "State-owned Domestic Shares") in exchange for the assets and liabilities associated with the operations of the Businesses (the "Restructuring"). After the Restructuring, the Predecessor changed its name to Guangzhou Railway (Group) Guangshen Railway Enterprise Development Company.

     In May 1996, the Company issued 1,431,300,000 shares, representing 217,812,000 H Shares ("H Shares") and 24,269,760 American Depositary Shares ("ADSs", one ADS represents 50 H Shares) in a global public offering for cash of approximately RMB4,214,000,000 in order to finance the capital expenditure and working capital requirements of the Company and its subsidiaries (collectively defined as the "Group").

     In December 2006, the Company issued 2,747,987,000 A Shares on the Shanghai Stock Exchange through an initial public offering of shares in order to finance the acquisition of assets and liabilities associated with the railway transportation business of Guangzhou Railway Group Yangcheng Railway Enterprise Development Company ("Yangcheng Railway"), a wholly owned subsidiary of Guangzhou Railway Group which operate a railway line between the cities of Guangzhou and Pingshi in the Southern region of the PRC (please see Note 38 for further details).

     The principal activities of the Group are railroad passenger and cargo transportation. The Group also operates certain other businesses, which are principally services offered in the railway stations and sales of food, beverages and merchandises on board the trains as well as in the railway stations.

     The registered address of the Company is No. 1052 Heping Road, Shenzhen, Guangdong Province, the People's Republic of China.

     As of December 31, 2007, the Company had in total 33,000 employees, representing an increase of 23,589 compared to that of December 31, 2006.

     The financial statements have been approved for issuance by the board of directors of the Company on April 23, 2008.

     The English names of all companies listed in the financial statements are direct translations of their registered names in Chinese.

2.   PRINCIPAL ACCOUNTING POLICIES

     The principal accounting policies adopted in the preparation of these financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

     (1)  BASIS OF PRESENTATION

          The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS") and the disclosure requirements of the Hong Kong Companies Ordinance. The financial statements have been prepared under the historical cost convention.

          The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group's accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in
          Note 4.

          (a)  STANDARDS, AMENDMENTS AND INTERPRETATION EFFECTIVE IN 2007:

               o IFRS 7, "Financial instruments: Disclosures", and the complementary amendment to IAS 1, "Presentation of financial statements -- Capital disclosures", introduces new disclosures relating to financial instruments and does not have any impact on the classification and valuation of the Group's financial instruments.

               o IFRIC -- Int 10, 'Interim financial reporting and impairment', prohibits the impairment losses recognised in an interim period on goodwill and investments in equity instruments and in financial assets carried at cost to be reversed at a subsequent balance sheet date. The Group has applied this standard from January 1, 2007.

          (b) STANDARDS, AMENDMENTS AND INTERPRETATION EFFECTIVE IN 2007 BUT NOT RELEVANT TO THE GROUP'S OPERATIONS:

               o    IFRS 4, "Insurance contracts";

               o IFRIC-Int 7, "Applying the restatement approach under IAS 29, Financial reporting in hyper-inflationary economies";

               o    IFRIC-Int 8, "Scope of IFRS 2"; and

               o    IFRIC-Int 9, "Re-assessment of embedded derivatives".

          (c) STANDARDS AND INTERPRETATIONS TO EXISTING STANDARDS THAT ARE NOT YET EFFECTIVE AND HAVE NOT BEEN EARLY ADOPTED BY THE GROUP:

               The following standard, and interpretation to an existing standard, have been published that are mandatory for the Group's accounting periods beginning on or after November 1, 2008 or later periods that the Group had not early adopted:

               o IFRS 3 (Revised), "Business Combination" (effective from July 1, 2009). IFRS 3 requires considerations (including contingent consideration), each identifiable asset and liability to be measured at its acquisition-date fair value, except leases and insurance contracts, reacquired right, indemnification assets as well as some assets and liabilities required to be measured in accordance with other IFRSs. They are income taxes, employee benefits, share-based payment and non current assets held for sale and discontinued operations. IFRS 3 also requires any non-controlling interest in an acquiree to be measured either at fair value or at the non-controlling interest's proportionate share of the acquiree's net identifiable assets. Management does not expect that the application will result in a material impact on the Group's accounts.

               o    IFRS 8, "Operating segments" (effective from January 1,
                    2009). IFRS 8 replaces IAS 14 and aligns segment reporting with the requirements of the US standard SFAS 131, "Disclosures about segments of an enterprise and related information". The new standard requires a "management approach", under which segment information is presented on the same basis as that used for internal reporting purposes. The Group will apply IFRS 8 from January 1, 2009. The expected impact is still being assessed in details by management, but management does not anticipate that the application will result in any material impact on the Group's accounts.

               o IAS 27 (Revised), "Consolidated and Separate Financial Statement" (effective from 1 July 2009). IAS 27 requires non-controlling interests (i.e. minority interest) to be presented in the consolidated statement of financial position within equity, separately from the equity of the owners of the parent. Total comprehensive income must be attributed to the owners of the parent and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance. Changes in a parent's ownership interest in a subsidiary that do not result in the loss of control are accounted for within equity. When control of a subsidiary is lost, the assets and liabilities and related equity components of the former subsidiary are derecognised. Any gains or loss is recognised in profit or loss. Any investment retained in the former subsidiary is measured at its fair value at the date when control is lost. Management does not expect to have any impact on the Group's accounts.

               o IAS 23 (Amendment), "Borrowing costs" (effective from January 1, 2009). The amendment requires an entity to capitalise borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset (one that takes a substantial period of time to get ready for use or sale) as part of the cost of that asset. The option of immediately expensing those borrowing costs will be removed. The existing accounting policy of the Group is the same as that revised IAS 23 requirement.

               o IFRIC-Int 12, "Service concession arrangements" (effective from January 1, 2008). IFRIC-Int 12 applies to contractual arrangements whereby a private sector operator participates in the development, financing, operation and maintenance of infrastructure for public sector services. The Group is currently evaluating the possible impact arising from the IFRIC-Int 12.

          (d) INTERPRETATIONS TO EXISTING STANDARDS THAT ARE NOT YET EFFECTIVE AND NOT RELEVANT TO THE GROUP'S OPERATIONS:

               The following interpretation to existing standards have been published that are mandatory for the Group's accounting periods beginning on or after January 1, 2008 or later periods but are not relevant to the Group's operations:

               o IFRS 2 Amendment, "Share-based Payment Vesting Conditions and Cancellations" (effective from 1 January 2009). The amendment clarifies the definition of "vesting conditions" and specifies the accounting treatment of "cancellations" by the counterparty to a share-based payment arrangement. Vesting conditions are service conditions (which require a counterparty to complete a specified period of service) and performance conditions (which require a specified period of service and specified performance targets to be met) only. All "non-vesting conditions" and vesting conditions that are market conditions shall be taken into account when estimating the fair value of the equity instruments granted. All cancellations are accounted for as an acceleration of vesting and the amount that would otherwise have been recognised over the remainder of the vesting period is recognised immediately. This amendment does not have an impact on the Group's presentation of financial statements.

               o IAS 1 (Revised), "Presentation of Financial Statements" (effective from January 1, 2009). The amendment requires all non-owner changes in equity (i.e. comprehensive income) to be presented in one statement of comprehensive income or in two statements (a separate income statement and a statement of comprehensive income). This amendment does not have an impact on the Group's presentation of financial statements.

               o IAS 32 and IAS 1 (Amendment), "Puttable Financial Instruments and Obligations Arising on Liquidation" (effective from January 1, 2009). The amendment requires some puttable financial instruments and some financial instruments that impose on the entity an obligation to deliver to another party a pro rata share of the net assets of the entity only on liquidation to be classified as equity. This amendment does not have an impact on the Group's financial statements.

               o IFRIC-Int 11, 'IFRS 2 -- Group and treasury share transactions' (effective from annual periods beginning on or after March 1, 2007). IFRIC-Int 11 provides guidance on whether share-based transactions involving treasury shares or involving Group entities (for example, options over a parent's shares) should be accounted for as equity-settled or cash-settled share-based payment transactions in the stand-alone accounts of the parent and Group companies. This interpretation does not have an impact on the Group's financial statements.

               o IFRIC-Int 13, 'Customer loyalty programmes' (effective from July 1, 2008). IFRIC-Int 13 clarifies that where goods or services are sold together with a customer loyalty incentive (for example, loyalty points or free products), the arrangement is a multiple-element arrangement and the consideration receivable from the customer is allocated between the components of the arrangement using fair values. IFRIC-Int 13 is not relevant to the Group's operations because none of the Group's companies operate any loyalty programmes.

               o IFRIC-Int 14, "The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction" (effective from January 1, 2008). It provides guidance on assessing the limit in IAS 19 on the amount of the surplus that can be recognised as an asset. It also explains how the pension asset or liability may be affected by a statutory or contractual minimum funding requirement. Management does not expect this interpretation has any material impact on the Group's financial statements.

          (2)  CONSOLIDATION

               (a)  SUBSIDIARIES

                    Subsidiaries are all entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases. Details of the Company's subsidiaries are shown in Note 10.

                    The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the income statement.

                    Inter-company transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated but considered an impairment indicator of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

                    In the Company's stand alone balance sheet, the investments in subsidiaries are stated at cost less provision for impairment losses. The results of subsidiaries are accounted by the Company on the basis of dividends received and receivable.

               (b)  TRANSACTIONS AND MINORITY INTERESTS

                    The Group applies a policy of treating transactions with minority interests as transactions with parties external to the Group. Disposals to minority interests result in gains and losses for the Group that are recorded in the income statement. Purchases from minority interests result in goodwill, being the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary.

               (c)  ASSOCIATES

                    Associates are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting and are initially recognised at cost. The group's investment in associates includes goodwill identified on acquisition, net of any accumulated impairment loss. Details of the Group's associates are set out in Note 11.

                    The Group's share of its associates' post-acquisition profits or losses is recognised in the income statement, and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group's share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate.

                    Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

                    Dilution gains and losses arising in investments in associates are recognised in the income statement.

                    In the Company's stand alone balance sheet the investments in associated companies are stated at cost less provision for impairment losses. The results of associated companies are accounted for by the Company on the basis of dividend received and receivable.

     (3)  SEGMENT REPORTING

          A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment that is subject to risks and returns that are different from those of segments operating in other economic environments.

     (4)  FOREIGN CURRENCY TRANSACTIONS

          (a)  FUNCTIONAL AND PRESENTATION CURRENCY

               Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ("the functional currency"). The consolidated financial statements are presented in Renminbi ("Rmb"), which is the company's functional and presentation currency.

          (b)  TRANSACTIONS AND BALANCES

               Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement.

     (5)  FIXED ASSETS

          Fixed assets are stated at cost less accumulated depreciation and impairment losses. Cost represents the purchase price of the assets and other costs incurred to bring the assets into existing use.

          Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognised. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.

          Depreciation is calculated using the straight-line method to allocate the cost amount, after taking into account the estimated residual value of not more than 4% of cost, of each asset over its estimated useful life. The estimated useful lives are as follows:

          Buildings                                              25 to 40 years
          Leasehold improvements                           over the lease terms
          Track, bridges and service roads (Note a)             55 to 100 years
          Locomotives and rolling stock                                20 years
          Communications and signalling systems                   8 to 20 years
          Other machinery and equipment                           7 to 25 years

          Note a:

          The estimated useful lives of tracks, bridges and service roads exceed the initial lease period of the respective land use right lease grants (the "Lease Term") and land use right operating lease (the "Operating Lease Term") on which these assets are located (see Notes 2(8) and 36(b)(i)).

          Pursuant to the relevant laws and regulations in the PRC governing the land use right lease grant, the Group has the right to renew the leases up for a period equivalent to the initial Lease Term. This right can be exercised within one year of the expiry of the initial Lease Term, and can only be denied if such renewals are considered to be detrimental to the public interest. Accordingly, the directors of the Company consider that the approval process to be perfunctory. In addition, based on the provision of the land use right lease agreement entered into with the substantial shareholder (details contained in Note 36(b)(i)), the Company can renew the lease at its own discretion upon expiration of the Operating Lease Term. Based on these considerations, the directors have determined the estimated useful lives of these assets to extend beyond the initial Lease Term as well as the Operating Lease Term.

          The assets' residual values and estimated useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

          An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount (Note 2(9)).

          Gains and losses on disposals are determined by comparing the sales proceeds with the carrying amount and are recognised within other gain or loss, included in the income statement.

     (6)  CONSTRUCTION-IN-PROGRESS

          Construction-in-progress represents buildings, track, bridges and service roads, mainly including the construction related costs for the fourth railway line of the Group under construction. Construction-in-progress is stated at cost which includes all expenditures and other direct costs, site restoration costs, prepayments attributable to the construction and interest charges arising from borrowings used to finance the construction during the construction period. Construction-in-progress is not depreciated until such assets are completed and ready for their intended use.

     (7)  LEASEHOLD LAND PAYMENTS

          All land in the PRC is state-owned and no individual land ownership right exists. The Group acquired the right to use certain parcels of land for its rail lines, stations and other businesses. The premium paid for such leasehold land payments represents pre-paid lease payments, which are amortised over the lease terms of 36.5 to 50 years using the straight-line method. Pursuant to the relevant laws and regulations in the PRC governing the land use right lease grant, the Group has the right to a renewal period that is equivalent to the initial Lease Term. This right can be exercised within one year of the expiry of the initial Lease Term, and can only be denied if such renewals are considered to be detrimental to public interest. The Group considers the approval process to be perfunctory and the renewal to be reasonably assured.

     (8)  GOODWILL

          Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable assets of the acquired subsidiary/associate at the date of acquisition. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill on acquisitions of associates is included in investments in associates and is tested for impairment as part of the overall balance. Separately recognised goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

          Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or Groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose.

     (9)  IMPAIRMENT OF NON-FINANCIAL ASSETS

          Assets that have an indefinite useful life, for example goodwill, are not subject to amortisation and are tested annually for impairment. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Non-financial assets other than goodwill that suffered impairment are reviewed for possible reversal of the impairment at each reporting date.

     (10) FINANCIAL ASSETS

          The Group classifies its financial assets in the following categories: financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, and available-for-sale financial assets. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition and re-evaluates this designation at every reporting date. During 2006 and 2007, other than loans and receivables and available-for-sale financial assets, the Group did not hold any financial assets in other categories.

          (a)  LOANS AND RECEIVABLES

               Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the balance sheet date. These are classified as non-current assets. The Group's loan and receivables comprise "receivables" and "cash and cash equivalents" in the balance sheet (Note 2(13) and 2(14)).

          (b)  AVAILABLE-FOR-SALE FINANCIAL ASSETS

               Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date.

               Regular purchases and sales of financial assets are recognised on the trade-date -- the date on which the Group commits to purchase or sell the asset. Investments are initially recognised at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets are derecognised when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership. Available-for-sale financial assets are subsequently carried at fair value except for no quoted market price in an active market is available for such investments or fair value cannot be reliably measured by alternative valuation methods. They are carried at costs subject to impairment review. Loans and receivables are carried at amortised cost using the effective interest method.

               Changes in the fair value of monetary and non-monetary securities classified as available-for-sale are recognised in equity. When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments recognised in equity are included in the income statement as "gains and losses from investment securities".

               The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity securities classified as available for sale, a significant or prolonged decline in the fair value of the security below its cost is considered as an indicator that the securities are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss -- measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in profit or loss -- is removed from equity and recognised in the income statement. Impairment testing of receivables is described in Note 2(13).

     (11) DEFERRED STAFF COSTS

          The Group implemented a scheme (the "Scheme") for selling staff quarters to its employees in 2000. Under the Scheme, the Group sold certain staff quarters to their employees at preferential prices in the form of housing benefits provided to these employees. The total housing benefits (the "Benefits"), which represent the difference between the net book value of the staff quarters sold and the proceeds collected from the employees, are expected to benefit the Group over 15 years, which determined according to the contractual service period of the employees participating in the Scheme. Upon the implementation of the Scheme in 2000, the Benefits were recorded as deferred staff costs and the balance is then amortised over the contractual period of the employees participating in the Scheme.

          At each balance sheet date, the Group assesses whether there is any indication of impairment, considering the remaining service period of the employees and other qualitative factors. If such indication exists, a detailed analysis will be performed in order to assess whether the carrying amount of the deferred staff costs can be recoverable in full. A write-down is made if the carrying amount exceeds the recoverable amount.

     (12) MATERIALS AND SUPPLIES

          Materials and supplies consist mainly of items for repair and maintenance of rail-line tracks, and are stated at lower of cost and net realisable value. Cost is determined using the weighted average method. Materials and supplies are expensed when used. Net realizable value is the estimated selling price in the ordinary course of business, less selling expenses.

     (13) RECEIVABLES

          Receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment. A provision for impairment of receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganisation, and default or delinquency in payments are considered indicators that the receivable is impaired. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. The carrying amount of the provision asset is reduced through the use of an allowance account, and the amount of the loss is recognised in the income statement within "Operating expenses". When a trade receivable is uncollectible, it is written off against the allowance account for trade receivables. Subsequent recoveries of amounts previously written off are credited against "Operating expenses" in the income statement.

     (14) CASH AND CASH EQUIVALENTS

          Cash and cash equivalents include cash in hand, deposits held at call with banks, deposits placed with the deposit centre operated by the MOR which is licensed to undertake deposits by the PRC financial authorities, and other short-term highly liquid investments with original maturities of three months or less.

     (15) TRADE PAYABLES

          Trade payables are recognized initially at fair value and subsequently measured at amortised cost using the effective interest method.

     (16) BORROWINGS

          Borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest method.

          Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

     (17) CURRENT AND DEFERRED INCOME TAX

          The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the PRC where the company's subsidiaries and associates operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

          Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

          Deferred income tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

          Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

     (18) EMPLOYEE BENEFITS

          (a) SHORT TERM EMPLOYEE BENEFITS AND CONTRIBUTIONS TO DEFINED CONTRIBUTION RETIREMENT PLANS

               Salaries, annual bonuses, contributions to defined contribution retirement plans and the cost of non-monetary benefits are accrued in the year in which the associated services are rendered by employees.

               See also Note 2 (11) above.

          (b)  TERMINATION BENEFITS

               Termination benefits are payable when selected employees who meet certain criteria accept voluntary redundancy in exchange for these benefits. The Group recognises retirement benefits when it is demonstrably committed to either terminate the employment of current employees according to a detailed formal plan without possibility of withdrawal or to provide retirement benefits as a result of an offer made to encourage voluntary redundancy. Benefits falling due more than 12 months after balance sheet date are discounted to present value.

     (19) REVENUE RECOGNITION

          The Group recognise revenue on the following basis, provided it is probable that the economic benefits associated with a transaction will flow to the Group and the revenues and costs, if applicable, can be measured reliably:

          (a)  PASSENGER AND FREIGHT SERVICES

               Revenue is recognise when the services are provided.

          (b) REVENUE FROM RAILWAY NETWORK USAGE AND SERVICES AND REVENUE FROM OTHER BUSINESSES

               Revenue from railway network usage and services and revenue form other business are recognised once the related services or goods are delivered and the related risks and rewards of ownership have been transferred.

          (c)  INTEREST INCOME

               Interest income is recognised on a time-proportion basis using the effective interest method. When a receivable is impaired, the Group reduces the carrying amount to its recoverable amount, being the estimated future cash flow discounted at original effective interest rate of the instrument, and continues unwinding the discount as interest income. Interest income on impaired loans is recognised using the original effective interest rate.

          (d)  DIVIDEND INCOME

               Dividend income is recognised when the right to receive payment is established.

     (20) GOVERNMENT GRANTS

          Grants from the government are recognised at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions. Government grants relating to the purchase of fixed assets are deducted against the carrying amount of the fixed assets.

     (21) OPERATING LEASES

          Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

     (22) DIVIDEND DISTRIBUTION

          Dividend distribution to the Company's shareholders is recognised as a liability in the Group's financial statements in the period in which the dividends are approved by the Company's shareholders.

3.   FINANCIAL RISK MANAGEMENT

     3.1  FINANCIAL RISK FACTOR

          The Group's activities expose it to a variety of financial risks: foreign currency risk, cash flow and fair value interest rate risk, credit risk, and liquidity risk. The Group's overall risk management strategy seeks to minimise the potential adverse effects on the financial performance of the Group.

          (a)  FOREIGN CURRENCY RISK

               The Group mainly operates in the PRC with most of the transactions settled in RMB. RMB is not freely convertible into other foreign currencies. The conversion of RMB denominated balances into foreign currencies is subject to the rates and regulations of foreign exchange control promulgated by the PRC government. In addition, the Group is required to pay dividends in HKD and USD in the future when dividends are declared.

               The Group's objective of managing the foreign currency risk is to minimise potential adverse effects arising from foreign transaction movements. Depending on volatility of specific foreign currency exposed, measures are taken by management to manage the foreign currency positions.

               The following table shows the Group's exposures to foreign currency rate fluctuation arising from foreign denominated monetary assets and liabilities:


MONETARY ASSETS AND            CURRENCY                AS OF 31, DECEMBER
LIABILITIES                  DENOMINATION            2007                 2006
                                                (RMB'000)            (RMB'000)
Cash and cash equivalents         USD               3,50               23,701
Cash and cash equivalents         HKD               9,31               51,988
Other receivables                 HKD                 56                  603
Trade payables                    USD             (1,005)                  --
                                                  ======               ======


               The Group may experience a loss as a result of any foreign currency exchange rate fluctuations in connection with our deposits and other monetary assets and liabilities shown above. The Group has not used any means to hedge the exposure to foreign exchange risk. Nevertheless, given the recent continuous appreciation of RMB against HKD and USD, the directors consider that the risk is not high.

          (b)  CASH FLOW AND FAIR VALUE INTEREST RATE RISK

               Other than deposits held in banks, the Group does not have significant interest-bearing assets. The average interest rate of deposits held in banks in the PRC throughout the year was approximately 0.72%. Any change in the interest rate promulgated by the People's Bank of China from time to time is not considered to have significant impact to the Group.

               The Group's interest rate risk which affects its income and operating cash flows mainly arises from bank borrowings. All the Group's bank borrowings were at floating rates (Note 23). Bank borrowings at floating rates expose the Group to cash flow interest rate risk.

               As of December 31, 2007, if interest rates on bank borrowings had been 10 basis points higher/lower with all other variables held constant, post-tax profit for the year would have been approximately RMB2,292,000 decrease/increase, mainly as a result of higher interest expense.

          (c)  CREDIT RISK

               Credit risk is managed on a group basis. Credit risk arises from cash and cash equivalents, trade and other receivables (excluding prepayments), short-term deposit, long-term receivable, and amounts due from related parties.

               Cash and short term liquid investments are placed with reputable banks and clearing house operated by MOR (which is a government authority of the PRC). There was no recent history of default of cash and cash equivalents and short-term deposits from such financial institutions/authority. The majority of the Group's trade receivable balances are due from third party customers as a result of rendering of services or sales of merchandises. The Group's other receivable balances mainly arise from services rendered other than the main railway transportation operations. The Group performs ongoing credit evaluations of its customers/debtors' financial condition and generally does not require collateral from the customers/debtors' account on the outstanding balances. Based on the expected realisability and timing for collection of the outstanding balances, the Group maintains a provision for doubtful accounts and actual losses incurred have been within management's expectation. In view of our history of cooperation with the customers and the sound collection history of the receivables due from them, management believes that there is no material credit risk inherent in the Group's outstanding receivable balances.

               No other financial assets carry a significant exposure to credit risk.

               With the consideration of the above and the fact that majority of the Group's revenue from railroad businesses is derived from cash transactions, management believes that there is no significant credit risk inherent in the Group's business during the reporting period.

          (d)  LIQUIDITY RISK

               Prudent liquidity risk management includes maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. Due to the dynamic nature of the underlying businesses, the Group treasury function allows flexibility in funding by maintaining committed credit lines.

               Management monitors rolling forecasts of the Group's liquidity reserves (comprises undrawn borrowing facilities (Note 23) and cash and cash equivalents (Note 34) on the basis of expected cash flows.

               The table below analyses the Group's financial liabilities into relevant maturity groupings based on the remaining period at the balance sheet to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows. Balances due within 12 months equal their carrying balances, as the impact of discounting is not significant.

                                                    BETWEEN        BETWEEN
                                    LESS THAN       1 AND 2        2 AND 5          OVER
GROUP                                  1 YEAR         YEARS          YEARS       5 YEARS
                                      RMB'000       RMB'000        RMB'000       RMB'000
AT DECEMBER 31, 2007
Bank borrowings                            --            --      2,850,000            --
Interest payable on borrowing (i)     199,704       201,288        371,740            --
Due to related parties              1,022,125            --             --            --
Trade and other payables              908,378            --             --            --
                                    =========       =======      =========       =======

AT DECEMBER 31, 2006
Borrowings                                 --            --      1,860,000            --
Interest payable on borrowing         113,949       130,545        364,356            --
Due to related parties                250,601            --             --            --
Trade and other payables              649,975            --             --            --
                                    =========       =======      =========       =======

                                                    BETWEEN        BETWEEN
                                    LESS THAN       1 AND 2        2 AND 5          OVER
COMPANY                                1 YEAR         YEARS          YEARS       5 YEARS
                                      RMB'000       RMB'000        RMB'000       RMB'000
AT DECEMBER 31, 2007
Bank borrowings                            --            --      2,850,000            --
Interest payable on borrowing (i)     199,704       201,288        371,740            --
Due to related parties              1,069,345            --             --            --
Trade and other payables              901,767            --             --            --
                                    =========       =======      =========       =======
AT DECEMBER 31, 2006
Borrowings                                 --            --      1,860,000            --
Interest payable on borrowing         113,949       130,545        364,356            --
Due to related parties                250,601            --             --            --
Trade and other payables              677,850            --             --            --
                                    =========       =======      =========       =======

     3.2  CAPITAL RISK MANAGEMENT

          The Group's objectives of managing capital are to safeguard the Group's ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders; as well as to maintain an optimal capital structure to reduce the cost of capital.

          In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

          The Group monitors capital by regularly reviewing the gearing ratio. The gearing ratio is calculated as total debt divided by total equity, as shown in the consolidated balance sheet.

          The gearing ratio as at December 31, 2007 and 2006 were as follows:

                                                   2007               2006
                                                RMB'000            RMB'000
Total debt                                    2,850,000          1,860,000
Equity                                       21,181,470         20,219,930
                                             ----------         ----------

Gearing ratio                                        13%                 9%
                                             ==========         ==========

          The increase in the gearing ratio during 2007 resulted primarily from the increase in borrowings of RMB990,000,000 (see Note 23). The directors of the Company, having considered such gearing ratio, are of the view that current capital structure is appropriate.

     3.3  FAIR VALUE ESTIMATION

          The carrying amounts of the Group's cash and cash equivalents, short-term deposits, trade and other receivables, amounts due from related parties, and financial liabilities including trade and other payables, and amounts due to related parties, approximate their fair values due to their short maturities.

          The fair values of long-term receivable and long-term bank borrowings for disclosure purposes are estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments.

4.   CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

     Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

     4.1  CRITICAL ACCOUNTING ESTIMATES AND ASSUMPTIONS

          The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are outlined below.

          (a)  THE ESTIMATES OF THE DEPRECIABLE LIVES OF FIXED ASSETS

               The estimate of depreciable lives of fixed assets was made by the directors with reference to the results of technical assessment on the expected usage of the assets; their expected physical wear and tear; results of recent durability assessment performed; technical or commercial obsolescence arising from changes or improvements in production of similar fixed assets, the right of the Group to renew the land use right grants and the land use right lease on which these assets are located (see Note 2(5) and 36(b)(i)), and the changes in market demand for, or legal or comparable limits imposed on, the use of such fixed assets.

               The current estimated useful lives are stated in Note 2(5). If the estimated depreciable lives of fixed assets had been increased/decreased by 10%, the depreciation of fixed assets would be decreased/increased by approximately RMB98,306,000 and RMB109,971,000 respectively.

          (b)  ESTIMATED IMPAIRMENT OF GOODWILL

               The group tests annually whether goodwill has suffered any impairment, in accordance with the accounting policy stated in
               Note 2(8). The recoverable amounts of cash-generating units have been determined based on value-in-use calculations. These calculations require the use of estimates (see Note 9).

          (c)  ESTIMATED IMPAIRMENT OF NON-FINANCIAL ASSETS (OTHER THAN
               GOODWILL)

               In determining whether an asset is impaired or the event previously causing the impairment no longer exists, management has to exercise judgement, particularly in assessing: (1) whether an event has occurred that may affect the asset value or such event affecting the asset value has not been in existence; (2) whether the carrying value of an asset can be supported by the net present value of future cash flows which are estimated based upon the continued use of the asset or derecognition; and (3) the appropriate key assumptions to be applied in preparing cash flow projections including whether these cash flow projections are discounted using an appropriate rate. Changing the assumptions selected by management to determine the level of impairment, including the discount rates or the growth rate assumptions in the cash flow projections, could materially affect the net present value used in the impairment test.

               For the impairment assessment made on the recoverable amount of the carrying value of the Company's investment in an associate, Guangzhou Tiecheng Enterprise Company, please refer to details of the estimate made described in Note 11.

5.   SEGMENT INFORMATION

     (a)  PRIMARY REPORTING FORMAT -- BUSINESS SEGMENTS

          As of December 31, 2007, the Group conducts the majority of its business activities in railway transportation ("Railroad Businesses") and other related business operations. These segments are so determined primarily due to the fact that senior management make key operating decisions and assess performance of the segments separately. The accounting policies of the Group's segments are described in the principal accounting policies section in Note 2(3). The Group evaluates performance based on profit from operations.

          Segment assets consist primarily of fixed assets, construction-in-progress, leasehold land payments, prepayments for fixed assets and construction-in-progress, goodwill, investments in subsidiaries/associates, long-term receivable, deferred staff costs, materials and supplies, trade receivables, amounts due from related parties, prepayments and other receivables and cash and cash equivalents, excluding deferred tax assets. Segment liabilities primarily consist of borrowings, retirement benefit obligations, trade payables, payables for fixed assets and construction-in-progress, amounts due to related parties and accruals and other payables, excluding income tax payable and deferred tax liabilities. Capital expenditure comprises addition from acquisition of a business (see
          Note 38), additions to fixed assets (see Note 6), construction-in-progress (see Note 7) and prepayments for fixed assets and construction-in-progress.

          An analysis by business segment is as follows:

                     RAILROAD BUSINESSES       OTHER BUSINESSES         UNALLOCATED         ELIMINATION               TOTAL
                         2007         2006       2007       2006       2007        2006     2007      2006         2007        2006
SEGMENT RESULTS       RMB'000      RMB'000    RMB'000    RMB'000    RMB'000     RMB'000  RMB'000   RMB'000      RMB'000     RMB'000
                                 Note (41)                                                                                Note (41)
Revenues
-- External         9,819,517    3,465,884    688,987    128,590         --          --       --        --   10,508,504   3,594,474
-- Inter-segment           --           --         --     29,661         --          --       --   (29,661)          --          --
                   ----------   ----------    -------    -------   --------    --------  -------   -------   ----------  ----------

                    9,819,517    3,465,884    688,987    158,251         --          --       --   (29,661)  10,508,504   3,594,474
                   ==========   ==========    =======    =======   ========    ========  =======   =======   ==========  ==========

Other income,
 net                   52,829       61,991     (3,013)     2,657         --          --       --        --       49,816      64,648
SEGMENT RESULTS     1,538,053      999,968    227,155    (34,764)        --          --       --        --    1,765,208     965,204

Finance costs              --           --         --         --    (98,487)    (15,970)      --        --      (98,487)    (15,970)
Share of
 results of
 associates                --           --      1,830    (28,306)        --          --       --        --        1,830     (28,306)
Income tax
 expense                   --           --         --         --   (232,349)   (149,155)      --        --     (232,349)   (149,155)
                   ----------   ----------    -------    -------   --------    --------   ------   -------   ----------  ----------

Profit/(loss)
 for the year       1,538,053      999,968    228,985    (63,070)  (330,836)   (165,125)      --        --    1,436,202     771,773
                   ==========   ==========    =======    =======   ========    ========  =======   =======   ==========  ==========

OTHER
 INFORMATION
Segment assets     26,209,676   23,879,189    141,332     69,299         --          --       --        --   26,351,008  23,948,488
Deferred tax
 assets                    --           --         --         --    362,256     190,843       --        --      362,256     190,843
                                                                                                             ----------  ----------

TOTAL ASSETS                                                                                                 26,713,264  24,139,331
                                                                                                             ==========  ==========

Segment
 liabilities        5,341,957    3,759,032     76,506     23,285         --          --       --        --    5,418,463   3,782,317
Income tax
 payable                   --           --         --         --     89,996     127,282       --        --       89,996     127,282
Deferred tax
 liabilities               --           --         --         --     23,335       9,802       --        --       23,335       9,802
                                                                                                             ----------  ----------

Total
 liabilities                                                                                                  5,531,794   3,919,401
                                                                                                             ==========  ==========

CAPITAL
 EXPENDITURE
Acquisition of
 a business
 (Note 38)          4,873,332    5,296,593         --         --         --          --       --        --    4,873,332   5,296,593
Other additions       931,117    3,584,388     16,846      1,048         --          --       --        --      947,963   3,585,436

NON-CASH
 EXPENSES
Depreciation        1,006,728      317,358     10,372      2,529         --          --       --        --    1,017,100     319,887
Amortisation of
 leasehold
 land payments         15,002       16,776      1,019         --         --          --       --        --       16,021      16,776
Amortisation of
 deferred
 staff costs           24,339       15,091         --         --         --          --       --        --       24,339      15,091
Recognition of
 retirement
 benefit
 obligations           63,268       22,420         --         --         --          --       --        --       63,268      22,420
Impairment for
 fixed assets           6,359           --         --         --         --          --       --        --        6,359          --
Reversal of
 provision for
 doubtful
 accounts              (8,260)      (4,331)        --         16         --          --       --        --       (8,260)     (4,315)
                                                                                                             ==========  ==========


     (b)  SECONDARY REPORTING FORMAT -- GEOGRAPHICAL SEGMENTS

          For the year ended December 31, 2007 (2006 -- same), all of the Group's business operations are conducted within the PRC. Accordingly, no analysis of geographical segment information is presented.

6.     FIXED ASSETS


                                                                              GROUP
                                  ------------------------------------------------------------------------------------------------
                                                                                              COMMUNI-        OTHER
                                                                   TRACKS,   LOCOMOTIVES   CATIONS AND    MACHINERY
                                                 LEASEHOLD     BRIDGES AND   AND ROLLING    SIGNALLING          AND
                                  BUILDINGS   IMPROVEMENTS   SERVICE ROADS         STOCK       SYSTEMS    EQUIPMENT         TOTAL
                                    RMB'000        RMB'000         RMB'000       RMB'000       RMB'000      RMB'000       RMB'000

AT JANUARY 1, 2006
Cost                              1,864,120         38,500       3,720,018     1,083,845       339,403    1,730,730     8,776,616
Accumulated depreciation           (266,778)       (36,575)       (867,004)     (385,258)     (259,429)    (599,503)   (2,414,547)
Impairment                               --             --              --       (14,284)           --         (963)      (15,247)
                                  ---------        -------       ---------     ---------     ---------   ----------    ----------

Net book amount                   1,597,342          1,925       2,853,014       684,303        79,974    1,130,264     6,346,822
                                  =========        =======       =========     =========     =========   ==========    ==========

YEAR ENDED DECEMBER 31, 2006
Opening net book amount           1,597,342          1,925       2,853,014       684,303        79,974    1,130,264     6,346,822
Additions                             5,563             --              --       306,757         3,812       36,389       352,521
Transfer from
 Construction-in-progress
 (Note 7)                           371,501             --              --           527        35,012       40,629       447,669
Assets acquired as a
 result of business
 combinations                         6,007             --              --            --            --          179         6,186
Reclassifications                    55,199             --         (57,964)         (611)      (16,987)      20,363            --
Disposals                           (33,560)            --              --            --            --      (17,448)      (51,008)
Government grants
 received                           (34,957)            --              --            --            --       (8,869)      (43,826)
Depreciation charges                (75,029)        (1,925)        (81,135)      (60,189)       (8,595)     (93,014)     (319,887)
                                  ---------        -------      ----------     ---------     ---------   ----------    ----------

Closing net book amount           1,892,066             --       2,713,915       930,787        93,216    1,108,493     6,738,477
                                  =========        =======      ==========     =========     =========   ==========    ==========

AT DECEMBER 31, 2006
Cost                              2,245,311         38,500       3,644,108     1,392,654       349,980    1,751,185     9,421,738
Accumulated depreciation           (353,245)       (38,500)       (930,193)     (447,583)     (256,764)    (642,338)   (2,668,623)
Impairment                               --             --              --       (14,284)           --         (354)      (14,638)
                                  ---------        -------      ----------     ---------     ---------   ----------    ----------

Net book amount                   1,892,066             --       2,713,915       930,787        93,216    1,108,493     6,738,477
                                  =========        =======      ==========     =========     =========   ==========    ==========

YEAR ENDED DECEMBER 31, 2007
Opening net book amount           1,892,066             --       2,713,915       930,787        93,216    1,108,493     6,738,477
Acquisition of a business
 (Note 38)                        1,131,855             --       5,540,127     2,456,408       430,728    1,268,626    10,827,744
Additions                               741             --              --        23,964         1,815       27,961        54,481
Transfer from
 construction-in-progress
 (Note 7)                            41,638             --       2,705,401         7,778       401,257      355,205     3,511,279
Reclassifications                    (1,885)            --              --          (936)         (121)       2,942            --
Disposals                           (85,107)            --              --       (26,200)          (92)      (1,837)     (113,236)
Depreciation charges               (111,609)            --        (139,178)     (259,938)     (128,881)    (377,494)   (1,017,100)
Impairment charges                   (6,359)            --              --            --            --           --        (6,359)
                                  ---------        -------      ----------     ---------     ---------   ----------    ----------

Closing net book amount           2,861,340             --      10,820,265     3,131,863       797,922    2,383,896    19,995,286
                                  =========        =======      ==========     =========     =========   ==========    ==========

AT DECEMBER 31, 2007
Cost                              3,363,597         38,500      11,929,430     3,859,566     1,194,756    3,515,465    23,901,314
Accumulated depreciation           (495,898)       (38,500)     (1,109,165)     (727,703)     (396,834)  (1,131,215)   (3,899,315)
Impairment                           (6,359)            --              --            --            --         (354)       (6,713)
                                  ---------        -------      ----------     ---------     ---------   ----------    ----------

Net book amount                   2,861,340             --      10,820,265     3,131,863       797,922    2,383,896    19,995,286
                                  =========        =======      ==========     =========     =========   ==========    ==========



                                                                             COMPANY
                                 -----------------------------------------------------------------------------------------------
                                                                  TRACKS,                    COMMUNI-       OTHER
                                                                  BRIDGES   LOCOMOTIVES   CATIONS AND   MACHINERY
                                                LEASEHOLD             AND   AND ROLLING    SIGNALLING         AND
                                 BUILDINGS   IMPROVEMENTS   SERVICE ROADS         STOCK       SYSTEMS   EQUIPMENT         TOTAL
                                   RMB'000        RMB'000         RMB'000       RMB'000       RMB'000     RMB'000       RMB'000

AT JANUARY 1, 2006
Cost                             1,714,875         38,500       3,689,429     1,083,845       339,344   1,684,617     8,550,610
Accumulated depreciation          (192,146)       (36,575)       (847,321)     (385,258)     (259,408)   (570,090)   (2,290,798)
Impairment                              --             --              --       (14,284)           --        (963)      (15,247)
                                 ---------        -------      ----------     ---------     ---------  ----------    ----------

Net book amount                  1,522,729          1,925       2,842,108       684,303        79,936   1,113,564     6,244,565
                                 =========        =======      ==========     =========     =========  ==========    ==========

YEAR ENDED DECEMBER 31, 2006
Opening net book amount          1,522,729          1,925       2,842,108       684,303        79,936   1,113,564     6,244,565
Additions                            1,251             --              --       306,757         3,811      34,660       346,479
Transfer from
 Construction-in-progress
 (Note 7)                          366,565             --              --           527        35,012      40,628       442,732
Reclassifications                   58,088             --         (57,964)         (611)      (16,987)     17,474            --
Disposals                          (25,188)            --              --            --            --      (6,048)      (31,236)
Government grants
 received                          (34,957)            --              --            --            --      (8,869)      (43,826)
Depreciation charges               (72,080)        (1,925)        (81,064)      (60,189)       (8,587)    (90,812)     (314,657)
                                 ---------        -------      ----------     ---------     ---------  ----------    ----------

Closing net book amount          1,816,408             --       2,703,080       930,787        93,185   1,100,597     6,644,057
                                 =========        =======      ==========     =========     =========  ==========    ==========

AT DECEMBER 31, 2006
Cost                             2,095,646         38,500       3,613,519     1,392,654       349,821   1,730,936     9,221,076
Accumulated depreciation          (279,238)       (38,500)       (910,439)     (447,583)     (256,636)   (629,985)   (2,562,381)
Impairment                              --             --              --       (14,284)           --        (354)      (14,638)
                                 ---------        -------      ----------     ---------     ---------  ----------    ----------

Net book amount                  1,816,408             --       2,703,080       930,787        93,185   1,100,597     6,644,057
                                 =========        =======      ==========     =========     =========  ==========    ==========

YEAR ENDED DECEMBER 31, 2007
Opening net book amount          1,816,408             --       2,703,080       930,787        93,185   1,100,597     6,644,057
Acquisition of a business
 (Note 38)                       1,131,855             --       5,540,127     2,456,408       430,728   1,268,626    10,827,744
Additions                              367             --              --        23,964         1,815      19,958        46,104
Transfer from
 Construction-in-progress
 (Note 7)                           39,130             --       2,705,401         7,778       401,257     355,205     3,508,771
Reclassifications                   (1,885)            --              --          (936)         (121)      2,942            --
Disposals                          (80,218)            --              --       (26,200)          (92)     (1,358)     (107,868)
Depreciation charges              (108,769)            --        (139,106)     (259,938)     (128,873)   (368,132)   (1,004,818)
Impairment charges                  (6,359)            --              --            --            --          --        (6,359)
                                 ---------        -------      ----------     ---------     ---------  ----------    ----------

Closing net book amount          2,790,529             --      10,809,502     3,131,863       797,899   2,377,838    19,907,631
                                 =========        =======      ==========     =========     =========  ==========    ==========

AT DECEMBER 31, 2007
Cost                             3,217,399         38,500      11,898,841     3,859,566     1,194,597   3,496,251    23,705,154
Accumulated depreciation          (420,511)       (38,500)     (1,089,339)     (727,703)     (396,698) (1,118,059)   (3,790,810)
Impairment                          (6,359)            --              --            --            --        (354)       (6,713)
                                 ---------        -------      ----------     ---------     ---------  ----------    ----------

Net book amount                  2,790,529             --      10,809,502     3,131,863       797,899   2,377,838    19,907,631
                                 =========        =======      ==========     =========     =========  ==========    ==========

     As of December 31, 2007, the ownership certificates of certain buildings ("Building Ownership Certificates") of the Group and the Company with an aggregate carrying value of approximately RMB1,746,537,000 and RMB1,703,652,000 respectively (2006: RMB1,298,350,000, both) had not been obtained by the Group and the Company. After consultation made with the Company's legal counsel, the directors of the Company consider that there is no legal restriction for the Group or the Company to apply for and obtain the Building Ownership Certificates and it should not lead to any significant adverse impact on the operations of the Group or the Company.


7.   CONSTRUCTION-IN-PROGRESS

                                                             GROUP                        COMPANY
                                                           2007           2006           2007            2006
                                                        RMB'000        RMB'000        RMB'000         RMB'000

At January 1                                          4,305,157      1,449,358      4,305,042       1,443,510
Acquisition of a business (Note 38)                     215,391             --        215,391              --
Additions                                               413,366      3,304,379        410,973       3,304,264
Transfer to fixed assets (Note 6)                    (3,511,279)      (447,669)    (3,508,771)       (442,732)
Disposal of a subsidiary                                     --           (911)            --              --
                                                     ----------      ---------     ----------       ---------
At December 31                                        1,422,635      4,305,157      1,422,635       4,305,042
                                                     ==========      =========     ==========       =========


     The construction-in-progress of the Group and the Company represents plant and facilities, mainly including the construction related costs for a portion of the fourth railway line of the Group and the Company which is under construction. For the year ended December 31, 2007, approximately RMB79,438,000 (2006: approximately RMB24,903,000) of interest expenses were capitalised in the construction-in-progress balance. A capitalisation rate of 5.86% (2006: 5.83%) per annum was used to determine the amount of borrowing costs eligible for capitalisation.

8.   LEASEHOLD LAND PAYMENTS


                                                GROUP            COMPANY
                                              RMB'000            RMB'000

AT JANUARY 1, 2006
Cost                                          770,774            750,710
Accumulated amortisation                     (149,976)          (148,154)
                                             --------           --------

Net book amount                               620,798            602,556
                                             ========           ========

YEAR ENDED DECEMBER 31, 2006
Opening net book amount                       620,798            602,556
Additions                                      21,879                 --
Amortisation charges                          (16,776)           (15,001)
Disposal of a subsidiary                         (273)                --
                                             --------           --------

Closing net book amount                       625,628            587,555
                                             ========           ========

AT DECEMBER 31, 2006
Cost                                          792,654            750,710
Accumulated amortisation                     (167,026)          (163,155)
                                             --------           --------

Net book amount                               625,628            587,555
                                             ========           ========

YEAR ENDED DECEMBER 31, 2007
Opening net book amount                       625,628            587,555
Amortisation charges                          (16,021)           (15,002)
Disposal                                       (1,636)                --
                                             --------           --------

Closing net book amount                       607,971            572,553
                                             ========           ========

AT DECEMBER 31, 2007
Cost                                          791,018            750,710
Accumulated amortisation                     (183,047)          (178,157)
                                             --------           --------

Net book amount                               607,971            572,553
                                             ========           ========


     As of December 31, 2007, land use right certificates ("Land Certificates") of certain parcels of land of the Group and the Company with an aggregate area of approximately 1,712,846 and 1,540,424 square meters respectively (2006: 1,733,987 square meters, both) had not been obtained. After consultation made with the Company's legal counsel, the directors consider that there is no legal restriction for the Group or the Company to apply for and obtain the Land Certificates and it should not lead to any significant adverse impact on the operations of the Group or the Company.


9.   GOODWILL

                                                GROUP AND
                                                  COMPANY
                                                  RMB'000
YEAR ENDED DECEMBER 31, 2006
Opening net book amount                                --
Acquisition of a business (Note 38)               281,255
                                                  -------

Closing net book amount                           281,255
                                                  =======

AT DECEMBER 31, 2007
Cost                                              281,255
Accumulated impairment                                 --
                                                  -------

Net book amount                                   281,255
                                                  =======


     As explained in more details in Note 38, goodwill arose from the excess of purchase consideration paid by the Company for the acquisition of the aggregate fair value of the identifiable assets, liabilities and contingent liabilities of the railway business of Yangcheng Railway.

     Goodwill is allocated to the cash-generating units ("CGU") identified according to business segment. A segment-level summary of the goodwill allocation is presented below:

                                                     2007
                                                  RMB'000

Railroad business -- Yangcheng Railway            281,255
                                                  =======


     The recoverable amount of the CGU is determined based on value-in-use calculations. These calculations use pre-tax cash flow projections based on financial budgets approved by management covering a five-year period. Cash flows beyond the five-year period are extrapolated using the estimated growth rates stated below. The growth rate does not exceed the long-term average growth rate for the railroad business in which the CGU operates.

     The key assumptions used for value-in-use calculations are as follows:

                                                  RAILROAD
                                                  BUSINESS

Gross margin                                          25.8%
Growth rate                                            3.4%
Discount rate                                         10.9%

     Management estimated the gross margin based on past performance and its expectations for the market development. The weighted average growth rate used is consistent with the forecasts included in industry reports. The discount rate used is pre-tax and reflect specific risks relating to the railroad business segment.

     If the budgeted growth rate used in the value-in-use calculation for the CGU in railroad business had been 10% lower than management's estimates at December 31, 2007, the Group would have recognised an impairment of goodwill by RMB77,832,000.

     If the estimated pre-tax discount rate applied to the discounted cash flows for the CGU in railroad business had been 1% higher than management's estimates, the Group would have recognised an impairment against goodwill by RMB5,270,000.


10.  INVESTMENTS IN SUBSIDIARIES

                                                       COMPANY
                                                      2007               2006
                                                   RMB'000            RMB'000

Unlisted shares, at cost                            82,384            105,347
Less: provision for impairment in value (a)             --            (10,459)
                                                    ------            -------
                                                    82,384             94,888
                                                    ======            =======



     (a) As a result of disposal of certain subsidiaries, the related impairment provision was realized and included in the determination of the loss on disposal in 2007.

     (i) As of December 31, 2007, the Company had direct or indirect interests in the following principal subsidiaries which were incorporated/ established and are operating in the PRC:

                                    DATE OF                PERCENTAGE OF EQUITY
                                    INCORPORATION/        INTEREST ATTRIBUTABLE
NAME OF THE ENTITY                  ESTABLISHMENT                TO THE COMPANY      PAID-IN CAPITAL     PRINCIPAL ACTIVITIES

DIRECTLY HELD BY THE COMPANY

Shenzhen Railway Station            December 18, 1986                       100%        RMB1,500,000     Catering services and sales
 Passenger Services Company                                                                               of merchandise

Shenzhen Fu Yuan Enterprise         November 1, 1991                        100%       RMB18,500,000     Hotel management
 Development Company
 ("Fu Yuan")

Dongguan Changsheng Enterprise      May 22, 1992                             51%       RMB38,000,000     Warehousing
 Company

Guangzhou East Station Dongqun      November 23, 1992                       100%        RMB1,020,000     Sales of merchandise
 Trade and Commerce Service
 Company

Shenzhen Longgang Pinghu Qun Yi     September 11, 1993                       55%       RMB10,000,000     Cargo loading and
 Railway Store Loading and                                                                                unloading, warehousing,
 Unloading Company                                                                                        freight transportation

Shenzhen Jing Ming Industrial &     January 18, 1994                        100%        RMB2,110,000     Maintenance of water and
 Commercial Company Limited                                                                               electrical equipment

Guangzhou Tielian Economy           December 27, 1994                     50.50%        RMB1,000,000     Warehousing and freight
 Development Company Limited                                                                              transport agency
   ("Tielian")                                                                                            services

Shenzhen Guangshen Railway          August 16, 1995                         100%        RMB2,400,000     Travel agency
 Travel Service Ltd.



                                    DATE OF                PERCENTAGE OF EQUITY
                                    INCORPORATION/        INTEREST ATTRIBUTABLE
NAME OF THE ENTITY                  ESTABLISHMENT                TO THE COMPANY      PAID-IN CAPITAL     PRINCIPAL ACTIVITIES

INDIRECTLY HELD BY THE COMPANY

Shenzhen Nantie Construction        May 8, 1995                             100%        RMB2,000,000     Supervision of construction
 Supervision Company                                                                                      projects

Shenzhen Railway Property           November 13, 2001                       100%        RMB3,000,000     Property management
 Management Company Limited

Shenzhen Guangshen Railway          March 7, 2002                           100%        RMB2,000,000     Catering management
 Economic and Trade Enterprise
 Company


          All the above subsidiaries are limited liability companies.

     (ii) SUBSIDIARIES DISPOSED

          In 2007, the Company put Shenzhen Road Multi-modal Transportation Company Limited and Shenzhen Yuezheng Enterprise Company Limited into liquidation and recorded disposal losses of RMB166,000 and RMB897,000, respectively.

11.  INVESTMENTS IN ASSOCIATES

                                                           GROUP                        COMPANY
                                                       2007            2006           2007           2006
                                                    RMB'000         RMB'000        RMB'000        RMB'000
                                                                  (Note 41)                     (Note 41)
Unlisted shares, at cost                                 --              --        210,455        210,455
Share of net assets                                 154,039         152,209             --             --
Less: provision for impairment in value (a)         (29,689)        (29,689)       (95,829)       (92,711)
                                                    -------         -------        -------        -------

                                                    124,350         122,520        114,626        117,744
                                                    =======         =======        =======        =======

     Note a:

     The impairment provision at the Group level as of December 31, 2007 represents provision for full impairment losses in investment in Zengcheng Lihua Stock Company Limited at approximately RMB29,689,000 ("Zengcheng Lihua Provision").

     The provision balance at the Company level as of December 31, 2007 includes the Zengcheng Lihua Provision and provision for impairment loss of the Company's investment in Guangzhou Tiecheng Enterprise Company Limited ("Tiecheng") amounting to approximately RMB66,140,000.

     The movement of investments in associates of the Group and Company during the year is as follows:

                                                          GROUP                          COMPANY
                                                    2007            2006            2007            2006
                                                 RMB'000         RMB'000         RMB'000         RMB'000
Beginning of the year                            122,520         107,889         117,744         105,076
Additions -- cost                                     --          45,891              --          39,640
Less: provision for impairment in
 value                                                --              --          (3,118)        (26,972)
Share of results after tax                         1,830         (28,306)             --              --
Disposal                                              --          (2,954)             --              --
                                                 -------         -------         -------         -------

End of the year                                  124,350         122,520         114,626         117,744
                                                 =======         =======         =======         =======

     As of December 31, 2007, the Group and the Company had direct or indirect interests in the following companies which were incorporated/established and are operating in the PRC:

                                  DATE OF            PERCENTAGE OF EQUITY       REGISTERED CAPITAL
                                  INCORPORATION/    INTEREST ATTRIBUTABLE            AMOUNT OF THE
NAME OF THE ENTITY                ESTABLISHMENT            TO THE COMPANY                ASSOCIATE      PRINCIPAL ACTIVITIES
DIRECTLY HELD BY THE COMPANY

SZ Civil Engineer                 March 1, 1984                       49%            RMB55,000,000      Construction of railroad
                                                                                                         properties

Zengcheng Lihua                   July 30, 1992                       27%           RMB100,000,000      Real estate construction,
                                                                                                         provision of warehousing,
                                                                                                         cargo uploading and
                                                                                                         unloading services

Tiecheng                          May 2, 1995                         49%           RMB245,000,000      Properties management and
                                                                                                         trading of merchandise

INDIRECTLY HELD BY THE COMPANY

Guangzhou Huangpu Yuehua          July 20, 1990                     33.3%             RMB6,610,000      Cargo loading and unloading,
 Freight Transportation                                                                                  warehousing, freight
 Joint Venture Company                                                                                   transport agency services
 Limited

     All the above associates are limited liability companies.

     The Group's share of the results with its percentage ownership of its principal associates, and its share of the related assets and liabilities are as follows:

                                                                                               % INTEREST
                                 ASSETS    LIABILITIES       REVENUES   PROFIT/(LOSS)                HELD
                                RMB'000        RMB'000        RMB'000         RMB'000
2006
Tiecheng (b)                    184,428         93,560          2,899         (26,973)                 49%
Other associates                207,434        175,782         94,974          (1,333)             27%~49%
                                -------        -------        -------         -------

                                391,862        269,342         97,873         (28,306)
                                =======        =======        =======         =======

2007
Tiecheng (b)                    198,149        110,399          4,486          (3,118)                 49%
Other associates                178,419        141,819        109,783           4,948              27%~49%
                                -------        -------        -------         -------

                                376,568        252,218        114,269           1,830
                                =======        =======        =======         =======

     Note b:

     As indicated above, the carrying amount of the Company's investment in Tiecheng as of December 31, 2007 was approximately RMB87,750,000.

     In 1996, Tiecheng and a third party company jointly established a sino-foreign contractual joint venture, Guangzhou Guantian Real Estate Company ("Guangzhou Guantian"), in Guangzhou of PRC for developing certain properties near a railway station operated by the Group. In 2000, Guangzhou Guantian together with two other parties namely Guangzhou Guanhua Real Estate Company Limited ("Guangzhou Guanhua") and Guangzhou Guanyi Real Estate Company Limited ("Guangzhou Guanyi"), agreed to act as joint guarantors (collectively the "Guarantors") for certain payable balances (the "Payables") due from Guangdong Guancheng Real Estate Company Limited ("Guangdong Guancheng") to a third party creditor (the "Creditor").

     Guangzhou Guantian, Guangzhou Guanhua, Guangzhou Guanyi and Guangdong Guancheng are related companies to the extent that they have one common chairman. Due to the fact that Guangdong Guancheng has failed to settle the Payables, as a result, the Guarantors were found to be jointly liable to the Creditor an amount of approximately RMB257,000,000 plus accrued interest (collectively the "Damages") according to a court verdict made in 2001 (the "Verdict"). In the case that Guangzhou Guantian had to honour its joint obligation to settle the Damages, the carrying value of the Company's investment in Tiecheng would have been impaired.

     In 2003, Guantian applied to the People's High Court of Guangdong Province (the "High Court") for a re-trial to discharge its obligation under the aforesaid guarantee. In 2005, the People's Supreme Court of Guangdong Province granted an order for the High Court to launch such a re-trial and certain preparatory procedures were undertaken by the High Court. Two trials were held by the High Court on November 14, 2006 and December 25, 2006 respectively, but no judgement had been made as at the date of approval of these financial statements. After consultation made with its PRC legal counsel, the directors are of the opinion that there is a high possibility that the above guarantee arrangement would be determined to be invalid according to the relevant rules and regulations of the PRC. Accordingly, no provision for impairment in its investment in Tiecheng was considered necessary in the consolidated financial statements as at December 31, 2007.

     In addition, in order to avoid any monetary losses that the Company might suffer arising from this outstanding legal proceeding, the Company has also obtained a letter of undertaking issued by the Guangzhou Railway Group dated December 14, 2004, whereby the Guangzhou Railway Group has undertaken to adopt relevant procedures and actions to ensure that the investment interests of the Company in Tiecheng would not be adversely affected by this outstanding proceeding.

12.  AVAILABLE-FOR-SALE INVESTMENTS

                                                           GROUP                        COMPANY
                                                       2007            2006           2007           2006
                                                    RMB'000         RMB'000        RMB'000        RMB'000
Beginning of the year                                46,108          46,108         46,108         46,108
Addition arising from acquisition of a
 business (Note 38)                                     500              --            500             --
                                                     ------          ------         ------         ------

End of the year                                      46,608          46,108         46,608         46,108
                                                     ======          ======         ======         ======

     The Company's ownership in the equity interests in each of these investments is less than 10%. The directors of the Company are of the opinion that no quoted market price in an active market is available for these investments and their fair values cannot be reliably measured by alternative valuation methods. In accordance with the provisions under IFRS, the above non-current available-for-sale investments were carried at cost subject to review for impairment loss. As of December 31, 2007, no impairment provision was considered necessary by the directors to write down the carrying amounts of these investments.

13.  FINANCIAL INSTRUMENTS BY CATEGORY

     The accounting policies for financial instruments have been applied to the items tabulated below:

     GROUP

                                                        LOANS AND         AVAILABLE-
                                                      RECEIVABLES           FOR-SALE              TOTAL
ASSET ITEMS REPORTED IN THE CONSOLIDATED
 BALANCE SHEET
As at December 31, 2007:
Available-for-sale investments (Note 12)                       --             46,608             46,608
Long-term receivable (Note 14)                             48,547                 --             48,547
Trade and other receivables (Notes 18 and 19)             174,386                 --            174,386
Due from related parties (Note 37(c))                      83,925                 --             83,925
Cash and cash equivalents (Note 34(b))                  2,352,351                 --          2,352,351
                                                        ---------             ------          ---------

Total                                                   2,659,209             46,608          2,705,817
                                                        =========             ======          =========

As at December 31, 2006:
Available-for-sale investments (Note 12)                       --             46,108             46,108
Trade and other receivables (Notes 18 and 19)             158,500                 --            158,500
Due from related parties (Note 37(c))                      31,757                 --             31,757
Short-term deposits (Note 20)                             169,739                 --            169,739
Cash and cash equivalents (Note 34(b))                  5,851,831                 --          5,851,831
                                                        ---------             ------          ---------

Total                                                   6,211,827             46,108          6,257,935
                                                        =========             ======          =========

                                                             OTHER FINANCIAL
                                                                 LIABILITIES
LIABILITY ITEMS REPORTED IN CONSOLIDATED BALANCE SHEET
As at December 31, 2007:
Borrowings (Note 23)                                               2,850,000
Trade and other payables (Notes 25 and 26)                           908,378
Payables for fixed assets and construction-in-progress               337,213
Due to related parties (Note 37(c))                                1,022,125
Total                                                              5,117,716
                                                                   =========

As at December 31, 2006:
Borrowings (Note 23)                                               1,860,000
Trade and other payables (Notes 25 and 26)                           649,975
Payables for fixed assets and construction-in-progress             1,004,750
Due to related parties (Note 37(c))                                  250,601

Total                                                              3,765,326
                                                                   =========


     COMPANY

                                                          LOANS AND         AVAILABLE-
                                                        RECEIVABLES           FOR-SALE               TOTAL
ASSET ITEMS REPORTED IN BALANCE SHEET
As at December 31, 2007:
Available-for-sale investments (Note 12)                         --             46,608              46,608
Long-term receivable (Note 14)                               48,547                 --              48,547
Trade and other receivables (Notes 18 and 19)               162,644                 --             162,644
Due from related parties (Note 37(c))                        96,855                 --              96,855
Cash and cash equivalents (Note 34(b))                    2,327,940                 --           2,327,940
                                                          ---------             ------           ---------

Total                                                     2,635,986             46,608           2,682,594
                                                          =========             ======           =========

As at December 31, 2006:
Available-for-sale investments (Note 12)                         --             46,108              46,108
Trade and other receivables (Notes 18 and 19)               151,470                 --             151,470
Due from related parties (Note 37(c))                        41,922                 --              41,922
Short-term deposit (Note 20)                                169,739                 --             169,739
Cash and cash equivalents (Note 34(b))                    5,807,530                 --           5,807,530
                                                          ---------             ------           ---------

Total                                                     6,170,661             46,108           6,216,769
                                                          =========             ======           =========

                                                           OTHER FINANCIAL
                                                               LIABILITIES
LIABILITY ITEMS REPORTED IN BALANCE SHEET
As at December 31, 2007:
Borrowings (Note 23)                                             2,850,000
Trade and other payables (Notes 25 and 26)                         901,767
Payables for fixed assets and construction-in-progress             336,745
Due to related parties (Note 37(c))                              1,069,345
                                                                 ---------

Total                                                            5,157,857
                                                                 =========

As at December 31, 2006:
Borrowings (Note 23)                                             1,860,000
Trade and other payables (Notes 25 and 26)                         677,850
Payables for fixed assets and construction-in-progress           1,004,750
Due to related parties (Note 37(c))                                250,601
                                                                 ---------

Total                                                            3,793,201
                                                                 =========

14.  LONG-TERM RECEIVABLE

                                                          GROUP AND COMPANY
                                                       2007                2006
                                                    RMB'000             RMB'000

Opening net book amount                                  --                  --
Acquisition of a business (Note 38)                  54,547                  --
Payment received                                     (5,740)                 --
Interest income                                        (260)                 --
                                                     ------             -------

Closing net book amount                              48,547                  --
                                                     ======             =======

     The long-term receivable represents freight service fee receivable from a third party customer acquired from Yangcheng Railway (Note 38). The original carrying amount of the receivable is RMB140,000,000. On the acquisition date of Yangcheng Railway, it was remeasured at its fair value, which was assessed by the discounted cash flow method with reference to the payment schedule agreed by both parties.

     As of December 31, 2007, the carrying amount of the above receivable approximated to its fair values.

15.  DEFERRED TAX ASSETS/LIABILITIES

     Deferred income taxes are calculated in full on temporary differences under the liability method using the applicable tax rates for the respective companies affected.

                                                          GROUP AND COMPANY
                                                       2007                2006
                                                    RMB'000             RMB'000

DEFERRED TAX ASSETS:
-- Deferred tax assets to be
 recovered after more than 12 months                343,389             175,700
-- Deferred tax assets to be
 recovered within 12 months                          18,867              15,143
                                                    -------             -------

                                                    362,256             190,843
                                                    =======             =======

DEFERRED TAX LIABILITIES:
-- Deferred tax liabilities to
 crystallise after more than 12
 months                                              23,155                  --
-- Deferred tax liabilities to
 crystallise within 12 months                           180               9,802
                                                    -------             -------

                                                     23,335               9,802
                                                    =======             =======

     The movement in deferred tax assets and liabilities of the Group and the Company during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

                                                            GROUP AND COMPANY
                            ---------------------------------------------------------------------------------
                                        CREDIT/                              CREDIT/
                                      (CHARGED)                            (CHARGED)
                                 AT      TO THE         AT   ACQUISITION      TO THE      CHARGED          AT
                            JANUARY      INCOME   DECEMBER          OF A      INCOME  DIRECTLY TO    DECEMBER
                            1, 2006   STATEMENT   31, 2006      BUSINESS   STATEMENT       EQUITY    31, 2007
                            RMB'000     RMB'000    RMB'000       RMB'000     RMB'000                  RMB'000
                                                               (Note 38)

DEFERRED TAX ASSETS:
Provision for
 impairment of
 receivables                 14,090         185     14,275            --       6,088           --      20,363
Impairment provision
 for fixed assets             2,946        (750)     2,196            --        (268)          --       1,928
Impairment provision
 for interests in
 associates                   4,453          --      4,453            --       2,969           --       7,422
Adjustments made to
 carrying value of
 fixed assets               167,859         572    168,431            --      (3,068)      92,021     257,384
Retirement benefit
 obligations                     --       3,363      3,363        54,750      17,046           --      75,159
Others                        3,344      (5,219)    (1,875)           --       1,875           --          --
                            -------      ------    -------        ------      ------       ------     -------

                            192,692      (1,849)   190,843        54,750      24,642       92,021     362,256
                            =======      ======    =======        ======      ======       ======     =======

                                                           GROUP AND COMPANY
                                ---------------------------------------------------------------------------------
                                             (CREDIT)/                                    (CREDIT)/
                                     AT     CHARGED TO            AT     ACQUISITION     CHARGED TO            AT
                                JANUARY     THE INCOME      DECEMBER            OF A     THE INCOME      DECEMBER
                                1, 2006      STATEMENT      31, 2006        BUSINESS      STATEMENT      31, 2007
                                RMB'000        RMB'000       RMB'000         RMB'000        RMB'000       RMB'000
                                                                           (Note 38)

DEFERRED TAX LIABILITIES:
Capitalisation of
 replacement costs of
 rail-line track assets           4,830            (66)        4,764              --         (4,764)           --
Difference on deferral
 of acquisition cost                 --          3,082         3,082              --         (3,082)           --
Difference on
 capitalisation of
 interest expense                    --          1,956         1,956              --          1,305         3,261
Adjustment made to
 carrying value of
 fixed assets                        --             --            --           12,291         7,783        20,074
                                  -----          -----         -----           ------        ------        ------

                                  4,830          4,972         9,802           12,291         1,242        23,335
                                  =====          =====         =====           ======        ======        ======

     On March 16, 2007, the National People's Congress approved the Corporate Income Tax Law of the People's Republic of China (the "new CIT Law"). The new CIT Law reduces (increases) the corporate income tax rate for domestic enterprises from 33% (15% or 24%) to 25% with effect from January 1, 2008. As a result of change in tax rate under the new CIT Law, additional deferred tax assets/liabilities recognized by the Group and the Company in the income statement for the year ended December 31, 2007 amounted to approximately RMB39,650,000 (benefit) and RMB9,237,000 (charge), respectively (Note 30). In addition, additional deferred tax asset at approximately RMB92,021,000 arising from the change in enacted tax rate was recognized in equity by the Group and the Company for temporary differences arising from fixed assets contributed by GEDC into the Group during the Restructuring of the Group.

16.  DEFERRED STAFF COSTS

                                                          GROUP AND COMPANY
                                                        2007               2006
                                                     RMB'000            RMB'000

AT JANUARY 1
Cost                                                 226,369            226,369
Accumulated amortization                            (105,639)           (90,548)
                                                    --------           --------

Net book amount                                      120,730            135,821
                                                    --------           --------

YEAR ENDED DECEMBER 31
Opening net book amount                              120,730            135,821
Acquisition of a business (Note 38)                   45,000                 --
Amortization                                         (24,339)           (15,091)
                                                    --------           --------

Closing net book amount                              141,391            120,730
                                                    ========           ========

AT DECEMBER 31
Cost                                                 271,369            226,369
Accumulated amortization                            (129,978)          (105,639)
                                                    --------           --------

Net book amount                                      141,391            120,730
                                                    ========           ========

17.  MATERIALS AND SUPPLIES

                                                               GROUP                         COMPANY
                                                           2007           2006           2007            2006
                                                        RMB'000        RMB'000        RMB'000         RMB'000
Train compartment materials                              61,855         34,331         61,855          34,331
Locomotive materials                                     33,310          5,949         33,310           5,949
Track and track diversion joints materials               27,016          6,849         27,016           6,849
Reusable rail-line track materials                        9,129          8,532          9,129           8,532
Retailing materials and uniform                           8,396          3,135          6,997           1,362
Electrical materials                                      6,821          2,770          6,821           2,770
Others                                                    7,147          5,401          5,857           4,256
                                                        -------         ------        -------          ------

                                                        153,674         66,967        150,985          64,049
                                                        =======         ======        =======          ======

     The costs of materials and supplies consumed by the Group were recognised as 'operating expenses' during the year in the amount of approximately RMB1,402,520,000 (2006: RMB351,331,000 ). As of December 31, 2007, there were no inventories stated at net realisable value.

18.  TRADE RECEIVABLES

                                                             GROUP                         COMPANY
                                                           2007           2006           2007            2006
                                                        RMB'000        RMB'000        RMB'000         RMB'000
Trade receivables                                        66,516         71,614         65,638          69,292
Less: Provision for impairment of receivables            (6,767)        (8,745)        (6,729)         (8,712)
                                                         ------         ------         ------          ------

                                                         59,749         62,869         58,909          60,580
                                                         ======         ======         ======          ======

     The Group's trade receivables are all denominated in RMB (2006: RMB).

     The credit period of trade receivables is generally within one year. As of December 31, 2007 and 2006, the aging analysis of trade receivables was as follows:

                                                             GROUP                         COMPANY
                                                           2007           2006           2007            2006
                                                        RMB'000        RMB'000        RMB'000         RMB'000
Within 1 year                                            55,936         62,769         55,096          60,481
Over 1 year but within 2 years                            2,162            100          2,162              99
Over 2 years but within 3 years                           1,068             --          1,068              --
Over 3 years                                                583             --            583              --
                                                         ------         ------         ------          ------

                                                         59,749         62,869         58,909          60,580
                                                         ======         ======         ======          ======

     Trade receivables that are less than three months past due are not considered impaired. As of December 31, 2007, trade receivables of approximately RMB1,306,000 (2006: Nil) were past due but not impaired. The ageing analysis of these trade receivables is as follows:

                                                     2007               2006
                                                  RMB'000            RMB'000
Over 1 year but within 2 years                      1,306                 --
                                                    =====                ===

     As of December 31, 2007, trade receivables of approximately RMB9,274,000 (2006: RMB8,845,000) were impaired. The amount of the provision was approximately RMB6,767,000 as of December 31, 2007 (2006: RMB8,745,000).
     The individually impaired receivables mainly relate to freight transportation, which are in unexpected difficult economic situations. It was assessed that a portion of the receivables is expected to be recovered. The ageing of these receivables is as follows:

                                               2007               2006
                                            RMB'000            RMB'000
Over 1 year but within 2 years                  857                231
Over 2 years but within 3 years               1,068              1,306
Over 3 years                                  7,349              7,308
                                              -----              -----

                                              9,274              8,845
                                              =====              =====

     Movements on the provision for impairment of trade receivables are as follows:

                                                2007               2006
                                             RMB'000            RMB'000
AT JANUARY 1                                   8,745             10,485
Provision for impairment loss                     86                340
Receivables written off during the
 year as uncollectible                          (224)                --
Reversal of impairment loss provision         (1,840)            (2,080)
                                               -----             ------

AT DECEMBER 31                                 6,767              8,745
                                               =====             ======

     The creation and release of provision for impaired receivables have been included in utility and office expenses in the income statement. Amounts charged to the allowance account are generally written off when there is no expectation of recovering additional cash.

     Concentration of credit risk with respect to trade receivables is low due to the fact that the Group and the Company has a large number of customers, which are widely dispersed. Accordingly, management believes that there is no additional credit risk beyond the amount already provided for expected collectibility losses.

     As of December 31, 2007, the carrying amounts of the above trade receivables approximated to their fair values.

19.  PREPAYMENTS AND OTHER RECEIVABLES

                                                                 GROUP                        COMPANY
                                                           2007           2006           2007            2006
                                                        RMB'000        RMB'000        RMB'000         RMB'000
Other receivables                                       168,572        156,072        157,409         150,817
Less: Provision for impairment loss (Note a)            (53,935)       (60,441)       (53,674)        (59,927)
                                                        -------        -------        -------         -------

Other receivables, net                                  114,637         95,631        103,735          90,890
Prepayments                                              27,037          3,005         27,036           2,884
                                                        -------        -------        -------         -------

                                                        141,674         98,636        130,771          93,774
                                                        =======        =======        =======         =======

     Note a:

     Included in the balance was a doubtful debt provision of approximately RMB31,365,000 set up by the Company in prior years in order to provide for potential recoverability losses associated with a deposit with a principal balance of the same amount ("the Deposit"). The Deposit was placed with a deposit-taking agency, Zeng Cheng City Li Cheng Credit Cooperative ("Li Cheng") and the Company has been unable to recover it from Li Cheng upon maturity. The Company has initiated several legal proceedings to enforce the recovery but without success. Accordingly, a full doubtful debt provision had been made.

     As of December 31, 2007 and 2006, there were no significant other receivables past due but not impaired. A reversal on provision for impairment loss of approximately RMB6,506,000 (2006: RMB2,575,000) has been included in the income statement.

     Other receivables mainly represent miscellaneous deposits and receivables arising during the course of the provision of non railway transportation services by the Group and the Company. Prepayments mainly represent amounts paid in advance to the suppliers for utilities and other operating expenses of the Group and the Company.

20.  SHORT-TERM DEPOSITS

     Short-term deposits with original maturities ranging from three months to one year are held for investment purposes and are stated at amortised cost.

                                                          GROUP AND COMPANY
                                                            2007         2006
                                               Note      RMB'000      RMB'000
Time deposits with maturities over three
 months in the deposit-taking centre of
 MOR ("MOR Depositing-taking Centre")                         --      169,739
                                                             ===      =======

     Time deposits with maturities over three months were maintained in the MOR Deposit-taking Centre, which has been licensed by the People's Bank of China to engage in deposit taking activities in the PRC for companies under its control. The balances of 2006 consist of short-term deposits denominated in RMB with original maturities of six months. The annual interest rate is 2.07% in 2006. Total interest income derived from these deposits amounted to approximately RMB3,496,000 for the year ended December 31, 2006.

21.  SHARE CAPITAL

     As of December 31, 2007, the total authorised number of ordinary shares is 7,083,537,000 shares (2006: 7,083,537,000 shares) with a par value of
     RMB1.00 per share (2006: RMB 1.00 per share).

                                                     OPENING                        CLOSING
                                                   ALANCE AT                     BALANCE AT
                                                   ANUARY 1,                   DECEMBER 31,
                                                        2007      TRANSFERS            2007
                                                     RMB'000        RMB'000         RMB'000
Authorised, issued and fully paid:
A shares subject to sale restrictions
  -- shares held by state-owned legal person       2,904,250             --       2,904,250
  -- shares held by legal persons                  1,480,944     (1,480,944)             --
                                                   ---------     ----------       ---------

                                                   4,385,194     (1,480,944)      2,904,250
                                                   ---------     ----------       ---------

Listed shares
  -- H shares                                      1,431,300             --       1,431,300
  -- A shares                                      1,267,043      1,480,944       2,747,987
                                                   ---------     ----------       ---------

                                                   2,698,343      1,480,944       4,179,287
                                                   ---------     ----------       ---------

Total                                              7,083,537             --       7,083,537
                                                   =========     ==========       =========

     In December 2006, the Company issued 2,747,987,000 A shares on the Shanghai Stock Exchange through an initial public offering, among which 1,480,944,000 A share held by legal person is subject to one year restriction in their sales. During the year, these shares became marketable without any restrictions.

22.  RESERVES

     According to the provisions of the articles of association of the Company, the Company shall first set aside 10% of its profit attributable to shareholders after tax as indicated in the Company's statutory Financial Statements for the statutory surplus reserve (except where the reserve has reached 50% of the Company's registered share capital) in each year. The Company may also make appropriations from its profit attributable to shareholders to a discretionary surplus reserve provided it is approved by a resolution passed in a shareholders' general meeting. These reserves cannot be used for purposes other than those for which they are created and are not distributable as cash dividends without the prior approval obtained from the shareholders in a shareholders' general meeting under specific circumstances.

     When the statutory surplus reserve is not sufficient to make good for any losses of the Company from previous years, the current year profit attributable to shareholders shall be used to make good the losses before any allocations are set aside for the statutory surplus reserve.

     The statutory surplus reserve, the discretionary surplus reserve and the share premium account may be converted into share capital of the Company provided it is approved by a resolution passed in a shareholders' general meeting with the provision that the ending balance of the statutory surplus reserve does not fall below 25% of the registered share capital amount. The Company may either allot newly created shares to the shareholders at the same proportion of the existing number of shares held by these shareholders, or it may increase the par value of each share.

     For the years ended December 31, 2007 and 2006, the directors proposed the following appropriations to reserves of the Company:

                                         2007                      2006
                               PERCENTAGE    RMB'000     Percentage     RMB'000
Statutory surplus reserve             10%    139,778            10%      71,469
                               ==========    =======     ==========     =======

     In addition, with the first-time adoption of the new accounting standards in the PRC ("New PRC GAAP") effective from January 1, 2007, the Group retrospectively adjusted the retained earnings of prior years in the financial statements prepared in accordance with New PRC GAAP ("statutory financial statements"). As a result, the amounts of statutory surplus reserve appropriated from the profits of prior years in the statutory financial statements were changed accordingly. Such adjustment amounting to RMB2,766,000 was reflected as "reversal of appropriations" in the statement of changes in equity of 2007.

     In accordance with the provisions of the articles of association of the Company, the profit after appropriation to reserves and available for distribution to shareholders shall be the lower of the retained earnings determined under (a) PRC GAAP, (b) IFRS and (c) the accounting standards of the countries in which its shares are listed. Due to the fact that the Statutory Financial Statements of the Company have been prepared in accordance with PRC GAAP, the retained earnings so reported may be different from those reported in the statement of changes in shareholders' equity prepared under IFRS contained in these financial statements.

     As of 31 December 2007, the reserve of the Company available for distribution was approximately RMB1,408,892,000 (2006: approximately RMB1,250,854,000).

23.  BORROWINGS

                                       GROUP AND COMPANY
                                       2007               2006
                                    RMB'000            RMB'000
Borrowings
  -- Unsecured                    2,850,000          1,860,000
                                  =========          =========

     The borrowings are mainly obtained for the construction of a fourth rail-line of the Group. The carrying amounts of the Group's borrowings are all denominated in RMB.

     The maturity of these borrowings is as follows:

                                       GROUP AND COMPANY
                                       2007               2006
                                    RMB'000            RMB'000
Within 2 to 5 years*              2,850,000          1,860,000
                                  =========          =========

     *    The maturity dates of all the borrowings are from 2011 to 2012.

     The interest rate exposure of the borrowings of the Group is as follows:

                                                                           GROUP AND COMPANY
                                                                            2007          2006
                                                                         RMB'000       RMB'000
At floating rates (relevant prevailing interest rates minus a
 maximum range of 10%)                                                 2,850,000     1,860,000
                                                                       =========     =========

     The effective interest rates of the bank borrowings as of December 31, 2007 were 6.07% (2006: 5.83%). The carrying amounts of the Group's borrowings approximate their fair values.

     As of December 31, 2007, the Group had RMB5,450,000,000 unutilized banking facilities granted (2006: RMB4,900,000,000).

24.  RETIREMENT BENEFIT OBLIGATIONS

                                                      GROUP                        COMPANY
                                                2007           2006           2007            2006
                                             RMB'000        RMB'000        RMB'000         RMB'000
At January 1                                  22,420             --         22,420              --
Acquisition of a business (Note 38)          410,000             --        410,000              --
Addition                                      65,256         22,420         63,347          22,420
Unwind interest                               (1,988)            --         (1,988)             --
Payment                                     (118,279)            --       (118,053)             --
                                            --------         ------       --------          ------

At December 31                               377,409         22,420        375,726          22,420
                                            ========         ======       ========          ======

                                                           GROUP                        COMPANY
                                                     2007           2006           2007            2006
                                                  RMB'000        RMB'000        RMB'000         RMB'000
Retirement benefit obligation                     377,409         22,420        375,726          22,420
Less: current portion included in accruals
       and other payables                         (76,708)        (5,503)       (76,482)         (5,503)
                                                  -------         ------        -------          ------

                                                  300,701         16,917        299,244          16,917
                                                  =======         ======        =======          ======

     Pursuant to an early retirement scheme implemented by the Group in 2006, selected employees who meet certain specified criteria were provided with an offer for early retirement. The employees may apply to enjoy early retirement benefits offered by the Group, such as payments of the basic salary and other fringe benefits, until they reach the statutory retirement age. Under the terms of the scheme, all applications are subject to the approval of the Group. Expenses incurred on such employee early retirement benefits have been recognised in the income statement when such employee benefits are expected to be accepted by the related employees. The specific terms of these benefits vary among different employees, depending on their position held, tenure of service and employment location.

     With the acquisition of the net assets and liabilities from Yangcheng Railway (see Note 38), the Group has also assumed certain retirement benefit obligations associated with the operations of Yangcheng Railway at approximately RMB410,000,000. The amount mainly includes early retirement obligation, to which the eligible employees are entitled, assumed by the Company from Yangcheng Railway (described above) and the obligation for funding the post-retirement medical insurance premiums.

     Where the obligation does not fall due within twelve months, the obligation payable has been discounted using a pre-tax rate that reflects management's current market assessment of the time value of money and risk specific to the obligation (the discount rate was determined with reference to market yields at the balance sheet date on high quality investments in the PRC).

25.  TRADE PAYABLES

     The aging analysis of trade payables was as follows:

                                                  GROUP                        COMPANY
                                            2007           2006           2007            2006
                                         RMB'000        RMB'000        RMB'000         RMB'000
Within 1 year                            288,763        238,381        284,873         233,311
Over 1 year but within 2 years             1,064          1,875          1,038           1,875
Over 2 years but within 3 years               83             78             67              78
Over 3 years                               1,513             --          1,537              --
                                         -------        -------        -------         -------

                                         291,423        240,334        287,515         235,264
                                         =======        =======        =======         =======

26.  ACCRUALS AND OTHER PAYABLES

                                                                 GROUP                        COMPANY
                                                           2007           2006           2007            2006
                                                        RMB'000        RMB'000        RMB'000         RMB'000

Deposit received for construction projects              197,561        188,600        197,561         188,600
Deposit received from ticketing agencies                 64,748         13,831         64,748          13,831
Retirement benefit obligation (Note 24)                  76,708          5,503         76,482           5,503
Salary and welfare payables                              55,217         28,075         48,858          25,525
Other taxes payable                                      42,644         11,507         41,422          11,507
Advance received from customers                          42,274         38,484         39,917          36,024
House maintenance fund                                   17,212         18,377         17,212          18,377
Other deposits received                                  14,556         10,776          4,686           2,007
Fund for insurance of work injury                         7,564          5,207          7,564           5,207
Accrued expenses                                          2,771         21,541          2,771          21,474
Other payables                                           95,700         67,740        113,031         114,531
                                                        -------        -------        -------         -------

                                                        616,955        409,641        614,252         442,586
                                                        =======        =======        =======         =======


27.  LABOUR AND BENEFITS

                                                        2007               2006
                                                     RMB'000            RMB'000

Wages and salaries                                 1,388,342            570,049
Provision for staff welfare and bonus                290,281             71,451
Contributions to a defined contribution
 pension scheme (a)                                  220,856             62,274
Contributions to the housing scheme (b)               75,861             29,142
Medical and other employee benefits                   35,157             13,318
Amortisation of deferred staff cost (Note 16)         24,339             15,091
Retirement benefit obligations (Note 24)              65,256             22,420
                                                   ---------            -------

                                                   2,100,092            783,745
                                                   =========            =======


     (a)  PENSION SCHEME

          All the full-time employees of the Group are entitled to pension payments from a statutory pension scheme equal to their basic salaries payable upon their retirement up to their death. Pursuant to the PRC laws and regulations, contributions to the basic old age insurance for the Group's local staff are to be made monthly to a government agency based on 26% of the standard salary set by the provincial government, of which 18% is borne by the Company or its subsidiaries and the remainder 8% is borne by the staff. The government agency is responsible for the pension liabilities due to such staff upon their retirement. The Group accounts for these contributions on an accrual basis and charges the related contributions to income in the year to which the contributions relate.

     (b)  HOUSING SCHEME

          In accordance with the PRC housing reform regulations, the Group is required to make contributions to the State-sponsored Housing Fund at 7% or 13% of the specific salaries of the employees. At the same time, the employees are also required to make a contribution at 7% or 13% of the specific salaries out of their payroll. The employees are entitled to claim the entire sum of the fund under certain specified withdrawal circumstances. The Group have no further legal or constructive obligation for housing benefits beyond the above contributions made.

          The Company is responsible for administering the fund on behalf of them. The funds collected have been deposited in designated bank accounts set up by and under the name of the Company for the respective employees. The Company does not have any right to use the funds for any other purposes except for making housing welfare related payments upon requests made by the respective employees.

     (c)  DIRECTORS' AND SENIOR MANAGEMENT'S EMOLUMENTS

          The remuneration of every Director for the year ended December 31, 2007 is set out below:

                                                           2007                                       2006
                         ---------------------------------------------------------------------     -------
                                                            EMPLOYER'S
                                                          CONTRIBUTION
                                                            TO PENSION        OTHER                  Total
NAME OF DIRECTOR            FEES     SALARY       BONUS         SCHEME      BENEFIT      TOTAL

DIRECTORS
Wu, Jun Guang*             9,000         --          --             --           --      9,000      18,000
Yang, Jin Zhong           12,000     30,942      86,663         14,600       12,108    156,313     340,302
Wu, Hou Hui               12,000         --          --             --           --     12,000      12,000
Wen, Wei Ming             12,000         --          --             --           --     12,000      12,000
Chang Loong Cheong       174,560         --          --             --           --    174,560     143,033
Deborah Kong             174,560         --          --             --           --    174,560     143,033
Wilton Chau              174,560         --          --             --           --    174,560     143,033
Cao, Jian Guo             12,000         --          --             --           --     12,000       6,000
Yang, Yi Ping             18,000     35,166     254,240         15,368       12,426    335,200     281,143
He, Yu Hua**               9,000         --          --             --           --      9,000          --
Hu, Ling Ling***              --         --          --             --           --         --       6,000
Li, Ke Lie****                --         --          --             --           --         --     120,665
Li, Peng****                  --         --          --             --           --         --     175,721
Li, Qing Yun****              --         --          --             --           --         --     210,098

SUPERVISORS
Yao, Mu Ming              12,000         --          --             --           --     12,000      12,000
Chen, Yun Zhong           10,000     33,030     181,426         14,918       12,264    251,638     321,931
Wang, Jian Ping           10,000     31,998     185,314         14,666       12,084    254,062     319,477
Li, Zhi Ming              12,000         --          --             --           --     12,000      12,000
Li, Jin                   12,000         --          --             --           --     12,000       6,000
Chen, Rui Xing            12,000         --          --             --           --     12,000       6,000
Chen, Yong Bao***             --         --          --             --           --         --       6,000
Tang, Ding Hong***            --         --          --             --           --         --     116,369

SENIOR MANAGEMENT
Wu, Wei Min               10,000     31,542     188,162         14,828       12,156    256,688     342,587
Han, Dong                 10,000     29,550     188,150         14,260       12,006    253,966     318,202
Yao, Xiao Cong            10,000     32,562     192,184         14,858       12,234    261,838     363,272
Guo, Xiang Dong           10,000     29,339     135,882         14,408       11,934    201,563     297,340
Luo, Jian Cheng           10,000     25,361     183,633         14,816       11,568    245,378     102,706
Sun, Tao****                  --         --          --             --           --         --     185,225
Luo, Qing Ming****            --         --          --             --           --         --      15,493

          *      Resigned from the position in June 2007.
          **     Appointed in June 2007.
          ***    Resigned from the positions in June 2006.
          ****   Resigned from the positions in April 2006.

          No directors and senior management waived or agreed to waive any emoluments during the year.

     (d)  FIVE HIGHEST PAID INDIVIDUALS

          The five individuals whose emoluments were the highest in the Group for the year include one (2006: one) director, one (2006: two) supervisors and three (2006: two) senior management personnel whose emoluments are reflected in the analysis presented above.

          During the year, no emoluments (2006: Nil) were paid to the five highest paid individuals as inducement to join or upon joining the Group or as compensation for loss of office.

          The emolument range is in the band of Nil to HK$1,000,000 (equivalent to RMB936,400) (2006: same).

28.  OTHER INCOME, NET

                                                        2007               2006
                                                     RMB'000            RMB'000

Interest income                                       61,063             30,735
Income from waiver of payables                            --             30,441
Loss on disposal of fixed assets                      (3,335)            (8,414)
(Loss)/gain on disposal of subsidiaries               (1,063)             1,161
Others                                                (6,849)            10,725
                                                      ------             ------

                                                      49,816             64,648
                                                      ======             ======

29.  FINANCE COSTS

                                                        2007               2006
                                                     RMB'000            RMB'000

Interest expenses on borrowings                      169,511             24,903
Less: interest capitalized as
 construction-in-progress (Note 7)                   (79,438)           (24,903)
Interest expenses paid by
Deposit-taking Centre of the Company to
 related parties                                       4,004              1,745
Bank charges                                           1,942                546
Net foreign exchange losses                            2,468             13,679
                                                     -------            -------

                                                      98,487             15,970
                                                     =======            =======

30.  INCOME TAX EXPENSE

     Enterprises established in the Shenzhen Special Economic Zone of the PRC are subject to income tax at a reduced preferential rate of 15% as compared with the standard income tax rate for PRC companies of 33%. The Company and the subsidiaries located in Shenzhen are subject to income tax rate of 15%, while those subsidiaries located outside Shenzhen are subject to income tax rate of 33%.

     An analysis of the current year taxation charges is as follows:

                                                        2007               2006
                                                     RMB'000            RMB'000

Current income tax                                   255,749            142,334
Deferred income tax (Note 15)                        (23,400)             6,821
                                                     -------            -------

                                                     232,349            149,155
                                                     =======            =======

     The tax on the Group's profit before tax differs from the theoretical amount that would arise using the tax rate of the home country of the Company as follows:

                                                                                          2007               2006
                                                                                       RMB'000            RMB'000

Profit before tax                                                                    1,668,551            920,928
                                                                                     ---------            -------

Tax calculated at the statutory rate of 15% (2006: 15%)                                250,283            138,139
Tax effect of expenses that are not deductible in determining taxable profit:
  Effect of different tax rates of certain subsidiaries                                  1,137              1,495
  Effect of share of results of associates                                                (275)             4,246
  Tax losses for which no deferred tax asset was recognised                                380                 38
  Expenses not deductible for tax purposes                                               5,462              5,237
  Effect of change of income tax rate on deferred taxes previously
   recognised (Note 15)                                                                (30,413)                --
  Reversal of deferred tax assets on previously recognised tax losses                    5,775                 --
                                                                                     ---------            -------

Income tax expense                                                                     232,349            149,155
                                                                                     =========            =======

     The weighted average applicable tax rate was 13.9% (2006: 16.2%).

31.  PROFIT ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY

     The profit attributable to equity holders of the Company for the year was approximately RMB1,433,377,000 (2006: RMB763,556,000).

32.  EARNINGS PER SHARE

     The calculation of basic earnings per share is based on the net profit for the year attributable to ordinary shareholders of approximately RMB1,431,415,000 (2006: RMB771,513,000), divided by the weighted average number of ordinary shares outstanding during the year of 7,083,537,000 shares (2006: 4,418,427,000 shares). There were no dilutive potential ordinary shares as at year end.

33.  DIVIDENDS

                                                                         2007               2006
                                                                      RMB'000            RMB'000

Final, proposed, of RMB0.08 (2006: RMB0.08) per ordinary share        566,683            566,683
                                                                      =======            =======

     At a meeting of the directors held on April 23, 2008, the directors proposed a final dividend of RMB0.08 per ordinary share for the year ended December 31, 2008. This proposed dividend has not been reflected as a dividend payable in the financial statements, but will be reflected as an appropriation of retained earnings for the year ended December, 31 2008.

34.  CASHFLOW GENERATED FROM OPERATIONS

     (a) Reconciliation from profit attributable to shareholders to cash generated from operations:

                                                                             2007               2006
                                                                          RMB'000            RMB'000
Profit before income tax:                                               1,668,551            920,928
Adjustments for:
  Depreciation of fixed assets (Note 6)                                 1,017,100            319,887
  Impairment of fixed assets (Note 6)                                       6,359                 --
  Amortisation of leasehold land payments (Note 8)                         16,021             16,776
  Loss on disposal of fixed assets (Note 28)                                3,335              8,414
  Amortisation of deferred staff costs (Note 16)                           24,339             15,091
  Provision for early retirement obligation (Note 24)                      65,256                 --
  Amortisation of early retirement obligation (Note 24)                    (1,988)                --
  Share of results of associates (Note 11)                                 (1,830)            28,306
  Loss on disposal of subsidiaries (Note 28)                                1,063                 --
  (Reversal)/provision for doubtful accounts (Notes 18, 19)                (8,260)            (4,315)
  Interest expenses                                                       173,515              1,745
  Interest income (Note 28)                                               (61,063)           (30,735)
                                                                        ---------          ---------

Operating profit before working capital changes                         2,902,398          1,276,097
  Decrease in trade receivables                                            46,839             45,263
  Increase in materials and supplies                                      (31,637)            (2,014)
  (Increase)/decrease in prepayments and other current
   assets                                                                 (14,260)             5,963
  Decrease in other long-term receivables                                   6,000                 --
  (Increase)/decrease in due from related parties                          36,653            (46,445)
  Increase/(decrease) in trade payables                                  (145,774)           121,627
  Increase/(decrease) in retirement benefit obligations                  (112,526)            22,420
  Increase/(decrease) in due to related parties                           206,744           (257,585)
  Increase/(decrease) in accrued expenses and other payables             (463,748)            65,632
                                                                        ---------          ---------

  Cash generated from operations                                        2,430,689          1,230,958
                                                                        =========          =========

     (b)  ANALYSIS OF THE BALANCE OF CASH AND CASH EQUIVALENTS

                                                        2007               2006
                                                     RMB'000            RMB'000

Cash at the MOR Deposit-taking Centre (Note i)            --             25,786
Cash at bank and in hand                           1,109,241          5,406,045
Short-term deposits with original maturities
 no more than three months (Note ii)               1,243,110            420,000
                                                   ---------          ---------

                                                   2,352,351          5,851,831
                                                   =========          =========


     Note i: The amount of approximately RMB25,786,000 of 2006 was deposited with the MOR Deposit-taking Centre at an annual interest rate of 0.72%, which is commensurate with the prevailing interest rates offered by banks in the PRC.

     Note ii: Short term time deposits with maturities of no more than three months consist of deposits denominated in RMB. The original effective interest rate of RMB deposits is 1.71% (2006: 1.665%).

35.  CONTINGENCY

     There were no significant contingent liabilities as at the date of approval of these Financial Statements.

36.  COMMITMENTS

     (a)  CAPITAL COMMITMENTS

          As of December 31, 2007, the Group had the following capital commitments which are authorized but not contracted for, and contracted but not provided for:

                                                        2007               2006
                                                     RMB'000            RMB'000

Authorised but not contracted for                  3,674,095          1,384,287
                                                   =========          =========

Contracted but not provided for                    2,132,634          3,137,581
                                                   =========          =========

          A substantial amount of these commitments is related to the remaining construction works of a portion of the fourth rail-line of the Company, improvement of the existing operation equipment and purchase of new locomotives for its expanded operations.

     (b)  OPERATING LEASE COMMITMENTS

          (i) In connection with the acquisition of Yangcheng Railway mentioned in Note 38, the Company signed an agreement on November 15, 2004 with Guangzhou Railway (Group) Company for leasing the land use rights associated with the land on which the acquired assets of Yangcheng Railway are located. The agreement became effective upon the completion of the acquisition on January 1, 2007 and the lease term is 20 years, renewable at the discretion of the Company. According to the terms of the agreement, the rental for such lease would be agreed by both parties every year with a maximum amount not exceeding RMB74,000,000. During the year ended December 31, 2007, the related lease rental paid and payable was RMB50,000,000.

          (ii) Apart from the above land use right operating lease commitment mentioned in (i) above, the Company and the Group did not have other material operating lease commitments as at December 31, 2007. The total future minimum lease payments under other non-cancellable operating leases for machinery and equipment as at December 31, 2006 were as follows:

                                                       2007                2006
                                                    RMB'000             RMB'000

Machinery and equipment
  -- not more than one year                              --              69,673
                                                    =======             =======


37.  RELATED PARTY TRANSACTIONS

     Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions.

     (a)  The Group has the following material related parties:

NAME OF RELATED PARTIES                                            RELATIONSHIP WITH THE COMPANY

PARENT OF MAJOR SHAREHOLDER, MAJOR SHAREHOLDER AND FELLOW
 SUBSIDIARIES (Note a)
Ministry of Railways ("MOR") of the PRC                            Parent of major shareholder
MOR's Railroad Deposit-taking Centre                               Branch of major shareholder's
                                                                    parent
Guangzhou Railway (Group) Company                                  Major shareholder
Guangzhou Railway Group YangCheng Railway Enterprise Development   Subsidiary of the major
 Company ("Yangcheng Railway")                                      shareholder
Guangmeishan Railway Company Limited ("Guangmeishan")              Subsidiary of the major
                                                                    shareholder
Guangzhou Railway (Group) Guangshen Railway Enterprise             Subsidiary of the major
 Development Company (the Predecessor as defined                    shareholder
 in Note 1, "GEDC")
Guangzhou Railway Material Supply Company                          Subsidiary of the major
                                                                    shareholder
Guangzhou Railway Engineer Construction Enterprise Development     Subsidiary of the major
 Company ("Engineer Construction Enterprise")                       shareholder

Yuehai Railway Company Limited                                     Subsidiary of the major
                                                                    shareholder
Shichang Railway Company Limited                                   Subsidiary of the major
                                                                    shareholder
CYTS Guangdong Railway Shenzhen Co., Ltd.                          Subsidiary of the major
                                                                    shareholder
Changsha Railway Construction Company Limited                      Subsidiary of the major
                                                                    shareholder
Guangdong Pearl River Delta Inter-city Railway Traffic Co., Ltd.   Subsidiary of the major
                                                                    shareholder
Guangdong Sanmao Enterprise Development Company Limited            Subsidiary of the major
                                                                    shareholder
Guangzhou Qingda Transportation Company Limited
NAME OF RELATED PARTIES                                            RELATIONSHIP WITH THE COMPANY

ASSOCIATES OF THE GROUP
Guangzhou Tiecheng Enterprise Company Limited                      Associate of the Company
Zengcheng Lihua Stock Company Limited                              Associate of the Company
Shenzhen Guangshen Railway Civil Engineering Company               Associate of the Company

     OTHER STATE-CONTROLLED COMPANIES ("OTHER STATE-CONTROLLED COMPANIES")
      (Note a)
     Shenyang Train Class Company
     Puzhen Train Company
     Changchun Tracks and Equipment Company
     Sifang Passenger Trains Repair Stock Company
     Qixuyan Locomotive and Carriages Company
     Dalian Locomotives and Carriages Company
     Chengdu Materials Company Liuzhou Wood Company
     Hengyang Mechanism Company
     Construction Technique Company of China
     Nanfang Railway Repair Center
     The Fourth Railway Reconnaissance Design House
     Railway construction bureaus (including Third bureau, Seventh bureau, Eleventh bureau, Thirteenth bureau and others)
     The Forth Construction Bureau of China

     (a) Subsequent to the A share issuance on December 22, 2006, the Company is no longer controlled by Guangzhou Railway Group and MOR. As a result, Other State-controlled Companies in the PRC were no longer considered as related parties of the Group since December 22, 2006.

     (b) Save as disclosed in other notes to the Financial Statements, during the year, the Group had the following material transactions undertaken with related parties:

                                                                              2007                2006
RECURRING TRANSACTIONS:                                                    RMB'000             RMB'000

I.     TRANSACTIONS WITH THE MOR AND GUANGZHOU RAILWAY
       (GROUP) COMPANY AND ITS SUBSIDIARIES
(I).   INCOME
       Provision of train transportation and related services
        to other railway companies controlled by the MOR (i)            (2,658,698)           (315,847)
       Revenue received, processed and allocated by the MOR
        ((i) and (v))
         -- long distance passenger transportation                      (5,318,369)           (800,859)
         -- cargo forwarding railway usage fees                           (906,516)           (124,465)
       Provision of repairing service for cargo truck of
        Guangzhou Railway Group and MOR (i)                               (175,284)            (32,787)
       Provision of train transportation service to Guangzhou
        Railway Group and its subsidiaries (i)                            (316,182)            (22,295)
       Interest income received/receivable from the MOR
        Deposit-taking Centre                                                   --              (5,331)

(II)   CHARGES AND PAYMENTS
       Services charges allocated from the MOR for train
        transportation and related services offered by other
        railway companies controlled by the MOR ((i) and (v))            1,990,297             410,353
       Operating lease rentals paid/payable to the MOR (i)                 156,628              40,885
       Provision of train transportation service provided by
        Guangzhou Railway Group and its subsidiaries (i)                   213,388              26,065
       Social services (employee housing, health care,
        educational and public security services and other
        ancillary services) provided by the GEDC and
        Yangcheng Railway under the service agreements (ii)                429,655              74,520
       Operating lease rental paid to Guangzhou Railway Group
        for the land use right (Note 36(b)(i))                              50,000                  --
       Purchase of materials and supplies from Guangzhou
        Railway Group and its subsidiaries (iii)                           577,352              89,731
       Provision of repair and maintenance services provided
        by Guangzhou Railway Group and its subsidiaries (i)                 82,478                  --


                                                                              2007                2006
                                                                           RMB'000             RMB'000
NON-RECURRING TRANSACTIONS:

I.     TRANSACTIONS WITH THE MOR AND GUANGZHOU RAILWAY
        (GROUP) COMPANY AND ITS SUBSIDIARIES
       Partial disposal of equity interests in a subsidiary                     --             (35,224)
       Provision of repair and maintenance services by
        Guangzhou Railway Group and its subsidiaries (i)                    21,633              21,779
       Provision of construction management services by
        Guangzhou Railway Group in connection with the
        construction of fixed assets of the Company (iv)                     9,288               9,326
       Provision of supplies and materials by subsidiaries of
        Guangzhou Railway Group (iii)                                           --               4,045
       Provision of construction projects (ii)                              52,662              70,537
       Payment for the acquisition of net assets of Yangcheng
        Railway (c) (vii)                                                4,873,332           5,265,250
       Other service provided with subsidiary of Guangzhou
        Railway Group (iii)                                                 50,569                  --

II.    TRANSACTIONS WITH OTHER STATE-CONTROLLED COMPANIES
       Provision of construction project and related service
        (iii)                                                                   --           3,112,131
       Provision of repair and maintenance services (iii)                       --             105,641
       Provision of supplies and materials (iii)                                --              15,051
       Purchase of fixed assets (iii)                                           --             207,688

       (i) The service charges are determined based on a pricing scheme set by the MOR or by reference to current market prices with guidance provided by the MOR.

       (ii) The service charges are levied based on contract prices determined based on cost plus a profit margin.

       (iii) The prices are determined based on mutual negotiation between the contracting parties with reference to guidance provided by the MOR.

       (iv) Pursuant to the provisions of a construction management agreement and several supplementary agreements (collectively, the "Management Agreements") entered into with the Guangzhou Railway Group in 2005 and 2006, Guangzhou Railway Group has undertaken to provide project management services to the Company on monitoring the construction services provided/to be provided by certain contractors and sub-contractors, which are substantially State-Owned Companies, employed for the construction of certain railway assets and railway stations of the Company, including the fourth rail-line. The management service fees are determined based on the pricing scheme set by the MOR.

       (v) Due to the fact that the railway business is centrally managed by the MOR within the PRC, the Company works in co-operation with the MOR and other railway companies owned and controlled by the MOR in order to operate certain long distance passenger train transportation and cargo forwarding services within the PRC. The related revenues are collected by other railway companies, which are then remitted to the MOR, and centrally processed. A certain portion of the revenues so collected are allocated to the Company for the use of its rail-lines or for services rendered by the Company in conjunction with the delivery of these services. On the other hand, the Company is also allocated by the MOR certain charges for the use of the rail lines and services provided by other railway companies. Such allocation is determined by the MOR based on its standard charges applied on a nationwide basis.

     (c) As of December 31, 2007, the Group and the Company had the following material balances maintained with related parties:

                                                           GROUP                       COMPANY
                                                    2007           2006           2007            2006
                                                 RMB'000        RMB'000        RMB'000         RMB'000

Cash and cash equivalents maintained
 in the MOR Deposit-taking Centre
 (see Note 34(b))                                    --          25,786             --          12,305

Short-term time deposits in the MOR
 Deposit-taking Centre
 (see Note 20)                                       --         169,739             --         169,739

Due (to)/from Guangzhou Railway
 Group (v)                                      (78,262)         31,584        (78,244)         31,584
  -- Trade balance (vi)                         (96,995)         28,234        (96,995)         28,234
  -- Non-trade balance                           18,733           3,350         18,751           3,350

Deposit for acquisition of Yangcheng
 Railway (vii)                                       --       5,265,250             --       5,265,250

Due from subsidiaries of Guangzhou
 Railway Group                                   82,100             173         82,100             173
  -- Trade balance                               17,843              61         17,843              61
  -- Non-trade balance                           64,257             112         64,257             112

Due to subsidiaries of Guangzhou
 Railway Group                                 (940,928)       (220,915)      (940,794)       (220,915)
  -- Trade balance (viii)                      (157,001)        (39,813)      (156,869)        (27,728)
  -- Non-trade balance (ix)                    (783,927)       (181,102)      (783,925)       (193,187)

Due from an associate                             1,825              --          1,825              --
  -- Trade balance                               14,137          12,312         14,137          12,312
  Less: impairment provision (xi)               (12,312)        (12,312)       (12,312)        (12,312)

Due to an associate                              (2,935)        (29,686)        (2,935)        (29,686)
  -- Non-trade balance (x)                       (2,935)        (29,686)        (2,935)        (29,686)

Due from a subsidiary                                --              --         12,930          10,165
  -- Non-trade balance                               --              --         12,930          10,165

Due to a subsidiary                                  --              --        (47,372)             --
  -- Non-trade balance                               --              --        (47,372)             --


     (vi) The trade balances due from/to Guangzhou Railway Group, subsidiaries of HGuangzhou Railway Group and the MOR mainly represented service fees and charges payable and receivable balances arising from the provision of passenger transportation and cargo forwarding businesses jointly with these related parties within the PRC as described in (iv).

     (vii) As of December 31, 2006, the balance represents 51% of the agreed purchase consideration paid to Guangzhou Railway Group for the acquisition of net assets of Yangcheng Railway (Note 38).

     (viii) The trade balances due to related parties mainly represent payables arising from unsettled fees for purchase of materials and provision of other services according to various service agreements entered into between the Group and the parties (see Note (b) above).

     (ix) The non-trade balances due to related parties mainly represent the deposits of related parties maintained in the Deposit-taking Centre of the Company.

     (x) The non-trade balance due to associate mainly represents the payable balance arising from unsettled balance for the construction project services undertaken by an associate.

     (xi) Full impairment loss provision set up against a receivable balance due from Zengcheng Lihua, which was brought forward from prior years.

     As of December 31, 2007, all the balances maintained with related parties are unsecured, non-interest bearing and are repayable on demand.

38.  THE ACQUISITION OF NET ASSETS OF YANGCHENG RAILWAY

     On November 15, 2004, the Company entered into an agreement to acquire the railway transportation business of Yangcheng Railway which consists of all of its assets and liabilities related to its railway transportation business ("Yangcheng") on the rail line running between the cities of Guangzhou and Pingshi in Southern China.

     The purchase consideration of approximately RMB10,181,037,000 was determined based on an appraisal of Yangcheng performed by an independent appraisal firm as of March 31, 2006. As outlined below, the purchase consideration is subject to certain adjustments in accordance with the agreement based on the finalization of the completion audit. The primary source of funding (at least 65%) for the acquisition was derived from the issuance of A shares of the Company, as discussed in Note 21. The acquisition received the approval of more than 50% of the then H share shareholders attending a special shareholders' meeting for the approval of the transaction on December 30, 2004.

     As disclosed in Note 21, the offering of A shares of the Company was completed in December 2006. On December 28, 2006, the Company paid 51% of the purchase consideration (approximately RMB5.3 billion) as a deposit to Yangcheng Railway in accordance with the provisions of the agreement. Pursuant to the agreement, the remaining 49% of the purchase consideration (approximately RMB5 billion) was paid to Yangcheng Railway within 2 months after the completion of a closing audit of Yangcheng in 2007.

     Costs incurred by the Company that are directly attributable to the acquisition of Yangcheng including professional fees paid to appraisal firms, law firms and accounting firms, with an amount of approximately RMB31,343,000, have been included in the total purchase consideration.

     On January 1, 2007, control of the assets and operations of Yangcheng was transferred to the Company. Accordingly, for accounting purposes, January 1, 2007 is considered by the directors of the Company to be the effective date of acquisition. The results of operations of Yangcheng have been included in the Group's consolidated income statement from that date onwards. The acquired business contributed revenue of approximately RMB5,993,189,000 and net profit of approximately RMB900,332,000 to the Group for the period from January 1, 2007 to December 31, 2007.

     Pursuant to a circular jointly issued by the Sate Tax Bureau and the Ministry of Finance (Caishui [2008] 12) in March 2008, the appraised values of the acquired assets should be used as tax bases and the related depreciation/amortization is tax deductible.

     Prior to the A share issuance , Yangcheng Railway and the Group were both controlled by the MOR, as it indirectly held controlling interests in both the companies. Subsequent to the A share issuance in December 2006, the equity interest of the MOR in the Group was diluted to 41%. As a result, as on the acquisition date of January 1, 2007, Yangcheng Railway and the Group were no longer under common control. Under IFRS 3 "Business Combination", the transaction does not constitute a business combination under common control as the Group and Yangcheng Railway are not ultimately controlled by the same party (the MOR) both before and after the business combination. Accordingly, the transaction has been accounted for using the purchase method of accounting with the acquired identifiable assets, liabilities and contingent liabilities stated at their respective fair values as at the date of acquisition.

     The Group performed purchase price allocation with the assistance of an independent appraisal firm.

     Details of net assets acquired and goodwill are as follows:

                                                                        RMB'000

Purchase consideration:
  -- Cash paid                                                       10,138,582
  -- Direct costs relating to the acquisition                            31,343
                                                                     ----------

Total purchase consideration                                         10,169,925
Fair value of assets acquired (see below)                            (9,888,670)
                                                                     ----------

Goodwill                                                                281,255
                                                                     ==========

     Goodwill is mainly attributable to the profitability of Yangcheng Railway's derived from its monopolised operations in the region where the acquired business is located.

     The assets and liabilities arising from the acquisition are as follows:

                                                                     ACQUIREE'S
                                                                       CARRYING
                                                  FAIR VALUE             AMOUNT
                                                     RMB'000            RMB'000

Cash and cash equivalents                             91,699             91,699
Trade and other receivable                            58,720             57,733
Materials and supplies                                55,070             55,070
Fixed assets                                      10,827,744          7,291,022
Construction-in-progress                             215,391            215,391
Long-term receivable                                  54,547            140,000
Available-for-sale investment                            500                500
Deferred staff cost                                   45,000                 --
Deferred tax assets                                   54,750                 --
Trade and other payables                            (797,460)          (797,460)
Deferred tax liability                               (12,291)                --
Retirement benefit obligations                      (410,000)                --
Borrowings                                          (295,000)          (295,000)
                                                  ----------          ---------

Net assets acquired                                9,888,670          6,758,955
                                                  ==========          =========

Outflow of cash to acquire business,
 net of cash acquired:
  -- Cash consideration paid in 2006
   and 2005 (as a deposit and
   acquisition cost)                                                  5,296,593
  -- Cash consideration paid in 2007                                  4,873,332
  -- Cash and cash equivalents balance acquired                         (91,699)
                                                                     ----------

Net cash outflow on acquisition                                      10,078,226
                                                                     ==========


39.  AUDITOR'S REMUNERATION

     Auditor's remuneration for the year ended December 31, 2007 was RMB11,300,000 (2006: RMB12,180,000).

40.  SUBSEQUENT EVENTS

     Save as disclosed in other notes to the financial statements, the Group does not have other significant subsequent events.

41.  COMPARATIVE FIGURES

     Certain 2006 comparative figures have been reclassified as follows:

     (a) Revenue from network usage and services was recorded within the "Passenger" and "Freight" category of revenue in the prior year has been separately disclosed on the income statement in order to conform with the current year presentation.

     (b) Amounts due from/to associates which were recorded within "Interest in associates" in the prior year have been reclassified to "Due from/to related parties" to conform with the presentation of the balance sheet in the current year.

     (c) Amounts due from subsidiaries which were recorded within "Investments in subsidiaries" in the prior year have been reclassified to "Due from related parties" to conform with the presentation of the balance sheet in the current year.

     (d) Restricted cash balance, which represents funds set aside by the Group for the employee housing fund maintained in designated bank accounts of the Company held on behalf of the related has been offset against the corresponding payable balance due to the employees in order to conform with the current year presentation of the balance sheet.

DOCUMENT AVAILABLE FOR INSPECTION

Documents for review include:

(1) Accounting statements signed by the legal representative, person in charge of accounting affairs and responsible person of accounting firm.

(2) Original of the audit report and financial statements prepared under PRC GAAP signed by Deloitte Touche Tohmatsu CPA Ltd. and CPA; original of the audit report and financial statements prepared under IFRS signed by PricewaterhouseCooper.

(3) All the original of files or announcements disclosed in Securities Times, China Securities Journal and Shanghai Securities News in the reported period.

(4) Annual reports prepared for the Hong Kong securities market and annual reports in 20-F form for the US market.

The documents are placed at Secretariat to the Board of the Company